As Filed with the Securities and Exchange Commission on December 23, 1999

                                                    Registration No. 333-87023

                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                        Pre-Effective Amendment No. 1 to
                                    FORM S-6

                FOR REGISTRATION UNDER THE SECURITIES ACT OF 1933
                     OF SECURITIES OF UNIT INVESTMENT TRUSTS
                            REGISTERED ON FORM N-8B-2

                           PFL VARIABLE LIFE ACCOUNT A
                              (EXACT NAME OF TRUST)

                           PFL LIFE INSURANCE COMPANY
                               (NAME OF DEPOSITOR)

                              4333 Edgewood Road NE
                            Cedar Rapids, Iowa 52499
          (COMPLETE ADDRESS OF DEPOSITOR'S PRINCIPAL EXECUTIVE OFFICES)

(NAME AND COMPLETE ADDRESS
OF AGENT FOR SERVICE)                           COPY TO:

John D. Cleavenger, Esq.                        Stephen E. Roth, Esq.
PFL Life Insurance Company                      Sutherland Asbill & Brennan LLP
4333 Edgewood Road NE                           1275 Pennsylvania Avenue, N.W.
Cedar Rapids, Iowa 52499                        Washington, DC  20004-2415


                  APPROXIMATE DATE OF PROPOSED PUBLIC OFFERING:
 As soon as practicable after the effective date of this Registration Statement

    SECURITIES BEING OFFERED: Flexible Premium Variable Life Insurance Policy

         The Registrant hereby amends this Registration Statement on such dates as may be necessary to delay its effective date until the Registrant shall file a further amendment that specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

                                     PART I

FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE POLICY

                  issued by
                                                      PROSPECTUS


        PFL VARIABLE LIFE ACCOUNT A                   January __, 2000



                     and

         PFL LIFE INSURANCE COMPANY

           4333 EDGEWOOD ROAD NE
         CEDAR RAPIDS, IOWA 52499
              (319) 398-8511

PFL Life Insurance Company (the "Company") is offering the flexible premium variable life insurance policy ("Policy") described in this prospectus. The Policy is designed as a long-term investment that attempts to provide significant life insurance benefits for the Insured. This prospectus provides information that a prospective owner should know before investing in the Policy. You should consider the Policy in conjunction with other insurance you own.

You can allocate your Policy's values to:

     o PFL Variable Life Account A (the "Separate Account"), which invests in the portfolios listed on this page; or

     o a Fixed Account, which credits a specified rate of interest.

A prospectus for each of the portfolios available through the Separate Account must accompany this prospectus. Please read these documents before investing and save them for future reference.

PLEASE NOTE THAT THE POLICIES AND THE PORTFOLIOS:


     o   ARE NOT GUARANTEED TO ACHIEVE THEIR GOALS;
     o   ARE NOT FEDERALLY INSURED;
     o   ARE NOT ENDORSED BY ANY BANK OR
         GOVERNMENT AGENCY; AND
     o   ARE SUBJECT TO RISKS, INCLUDING LOSS OF THE
         AMOUNT INVESTED.


The following portfolios are available:


o    JANUS ASPEN SERIES
         Janus Aspen Growth Portfolio
         Janus Aspen Worldwide Growth Portfolio
         Janus Aspen Balanced Portfolio
         Janus Aspen Capital Appreciation Portfolio
         Janus Aspen Aggressive Growth Portfolio

o    AIM VARIABLE INSURANCE FUNDS, INC.
         AIM V.I. Capital Appreciation Fund
         AIM V.I. Government Securities Fund
         AIM V.I. Growth Fund
         AIM V.I. International Equity Fund
         AIM V.I. Value Fund

o    OPPENHEIMER VARIABLE ACCOUNT FUNDS

         Oppenheimer Main Street Growth & Income
             Fund/VA
         Oppenheimer Multiple Strategies Fund/VA
         Oppenheimer Bond Fund/VA
         Oppenheimer Strategic Bond Fund/VA
         Oppenheimer High Income Fund/VA

o    FIDELITY VARIABLE INSURANCE PRODUCTS FUNDS
         Fidelity VIP II Index 500 Portfolio
         Fidelity VIP Money Market Portfolio
         Fidelity VIP Growth Portfolio
         Fidelity VIP II Contrafund(R) Portfolio
         Fidelity VIP III Growth & Income Portfolio


--------------------------------------------------------------------------------
   THE SECURITIES AND EXCHANGE COMMISSION HAS NOT APPROVED OR DISAPPROVED THIS
     POLICY OR DETERMINED THAT THIS PROSPECTUS IS ACCURATE OR COMPLETE. ANY
              REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
--------------------------------------------------------------------------------

TABLE OF CONTENTS
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GLOSSARY.....................................................................1

POLICY SUMMARY...............................................................3

RISK SUMMARY.................................................................8

THE COMPANY AND THE FIXED ACCOUNT............................................10
     PFL Life Insurance Company..............................................10
     The Fixed Account.......................................................10

THE SEPARATE ACCOUNT AND THE PORTFOLIOS......................................10
     The Separate Account....................................................10
     The Portfolios..........................................................12
     Voting Portfolio Shares.................................................15

THE POLICY...................................................................15
     Purchasing a Policy.....................................................15
     When Insurance Coverage Takes Effect....................................16
     Canceling a Policy (Free-Look Right)....................................17
     Ownership Rights........................................................17
         Selecting and Changing the
                Beneficiary..................................................17
         Changing the Owner..................................................18
         Assigning the Policy................................................18

PREMIUMS.....................................................................18
     Premium Flexibility.....................................................19
     Allocating Premiums.....................................................19

POLICY VALUES................................................................20
     Policy Value............................................................20
     Cash Surrender Value....................................................20
     Subaccount Value........................................................21
     Unit Value..............................................................22
     Fixed Account Value.....................................................22

CHARGES AND DEDUCTIONS.......................................................23
     Expense Charge..........................................................23
     Monthly Deduction.......................................................24
         Cost of Insurance...................................................24
         Monthly Administrative Charge.......................................24
         Charges for Riders..................................................25
         Charges for a Substandard Premium
                Class Rating.................................................25
     Mortality and Expense Risk Charge.......................................25
     Surrender and Withdrawal Charges........................................25
     Transfer Charge.........................................................26
     Portfolio Expenses......................................................27

DEATH BENEFIT................................................................27
     Death Benefit Proceeds..................................................27
     Death Benefit Options...................................................27
     Changing Death Benefit Options..........................................28
     Effects of Withdrawals on the
                Death Benefit................................................29
     Changing the Specified Amount...........................................29
     Payment Options.........................................................30

SURRENDERS AND PARTIAL WITHDRAWALS...........................................30

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     Surrenders..............................................................30
     Withdrawals.............................................................31

TRANSFERS....................................................................32
     Exchange Privilege......................................................33
     Dollar Cost Averaging...................................................33
     Asset Rebalancing Program...............................................33

LOANS........................................................................34
     Loan conditions.........................................................34
     Effect of Policy Loans..................................................35

POLICY LAPSE AND REINSTATEMENT...............................................36
     Lapse...................................................................36
     Reinstatement...........................................................36

FEDERAL TAX CONSIDERATIONS...................................................37

OTHER POLICY INFORMATION.....................................................39
     Our Right to Contest the Policy.........................................39
     Suicide Exclusion.......................................................40
     Misstatement of Age or Sex..............................................40
     Modifying the Policy....................................................40
     Payments We Make........................................................41
     Reports to Owners.......................................................41
     Records.................................................................41
     Policy Termination......................................................41
     Supplemental Benefits and Riders........................................42

PERFORMANCE DATA.............................................................43

ADDITIONAL INFORMATION.......................................................54
     Sale of the Policies....................................................54
     Legal Matters...........................................................54
     Legal Proceedings.......................................................54
     Year 2000 Matters.......................................................54
     Financial Statements....................................................55
     Additional Information about the Company................................55
     PFL's Executive Officers and Directors..................................55

ILLUSTRATIONS................................................................56

GLOSSARY
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AGE
The Insured's age on the Insured's last birthday.

BENEFICIARY
The person(s) you select to receive the death benefit from this Policy.

CASH SURRENDER VALUE
The amount we pay when you surrender your Policy. It is equal to: (1) the Policy Value as of the date of surrender; MINUS (2) any surrender charge; MINUS (3) any Indebtedness.

COMPANY (WE, US, OUR, PFL, HOME OFFICE) PFL Life Insurance Company, 4333 Edgewood Road NE, Cedar Rapids, Iowa 52499, telephone: 319-398-8511.

CUMULATIVE MINIMUM MONTHLY PREMIUM
The sum of all Minimum Monthly Premiums beginning on the Policy Date.

DEATH BENEFIT PROCEEDS
The amount we pay to the beneficiary when we receive due proof of the Insured's death. We deduct any Indebtedness or unpaid Monthly Deductions before making any payment.

FIXED ACCOUNT
Part of our general account. Amounts allocated to the Fixed Account earn at least 3% annual interest (4% for Policies issued in Florida).

FREE LOOK PERIOD
The period shown on your Policy's cover page during which you may examine and return the Policy and receive a refund. The length of the free look period varies by state.

GRACE PERIOD
A 61-day period after which a Policy will lapse if you do not make a sufficient payment.

INDEBTEDNESS
The total amount of all outstanding Policy loans, including both principal and interest due.

INSURED
The person whose life is Insured by this Policy.

INVESTMENT START DATE
The later of the Policy Date or the date when we receive the first premium at our Home Office.

LAPSE
A Policy that terminates without value after a grace period. You may reinstate a lapsed Policy.

MATURITY DATE
The first Policy anniversary after the Insured's 100th birthday. You may elect to continue the Policy beyond Insured's age 100 under the extended Maturity Date option.

MINIMUM MONTHLY PREMIUM
This is the amount necessary to guarantee coverage for a No-Lapse Period. It is shown on your Policy's specification page.


MONTHLY DATE
This is the same day as the Policy Date in each successive month. If there is no day in a calendar month that coincides with the Policy Date, or if that day falls on a day that is not a Valuation Date, then the Monthly Date is the next Valuation Date. On each Monthly Date, we determine Policy charges and deduct them from the Policy Value.


MONTHLY DEDUCTION
This is the monthly amount we deduct from the Policy Value. The Monthly Deduction includes the cost of insurance charge, the administrative charge, a charge for any riders, and any charges for a substandard premium class rating.


NO-LAPSE PERIOD
A period you choose on the Policy application (20 Policy Years, 30 Policy Years, or to Insured's age 100) during which the Policy will not enter a grace period if on a Monthly Date the sum of premiums paid, less any withdrawals and Indebtedness, equals or exceeds the Cumulative Minimum Monthly Premium.


OWNER (YOU, YOUR)
The person entitled to exercise all rights as Owner under the Policy.

POLICY DATE
The Policy Date is the date when coverage becomes effective. The Policy date is the latest of: (a) the date of the application; (b) the date all required medical examinations or diagnostic tests are completed; (c) the date of issue requested in the application unless underwriting is not yet completed; or (d) the date of underwriting approval. The Policy Date is shown on the Policy's specifications page, and we use it to measure Policy months, years, and anniversaries. We begin to deduct the Monthly Deductions on the Policy Date.

POLICY VALUE
The sum of your Policy's value in the Subaccounts and the Fixed Account (including amounts held in the Fixed Account to secure any loans).

PREMIUMS
All payments you make under the Policy other than repayments of Indebtedness.

PREMIUM SUSPENSE ACCOUNT
A temporary holding account where we place all premiums we receive prior to the Investment Start Date. The Premium Suspense Account does not credit any interest or investment return.

SEPARATE ACCOUNT
PFL Variable Life Account A. It is a separate investment account that is divided into Subaccounts, each of which invests in a corresponding portfolio.

SEPARATE ACCOUNT VALUE
The total value of your Policy allocated to the Subaccounts of the Separate Account.


SPECIFIED AMOUNT
The dollar amount of insurance selected by the Owner. The Specified Amount may be increased or decreased after issue. The Specified Amount is a factor in determining the Policy's death benefit and surrender charge.


SUBACCOUNT
A subdivision of PFL Variable Life Account A. We invest each Subaccount's assets exclusively in shares of one investment portfolio.

SURRENDER
To cancel the Policy by signed request from the Owner.

VALUATION DATE
Each day that both the New York Stock Exchange and the Company are open for business, except for any days when a Subaccount's corresponding investment portfolio does not value its shares. As of the date of this prospectus: the Company is open whenever the New York Stock Exchange is open; and there is no day when both the New York Stock Exchange and the Company are open for business but an investment portfolio does not value its shares.

VALUATION PERIOD
The period beginning at the close of business of the New York Stock Exchange on one Valuation Date and continuing to the close of business on the next Valuation Date.

WRITTEN NOTICE
The Written Notice you must sign and send us to request or exercise your rights as Owner under the Policy. To be complete, each Written Notice must: (1) be in a form we accept, (2) contain the information and documentation that we determine in our sole discretion is necessary for us to take the action you request or for you to exercise the right specified, and (3) be received at our Home Office.

YOU (YOUR, OWNER)
The person entitled to exercise all rights as Owner under the Policy.

POLICY SUMMARY
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

This summary describes the Policy's important features and corresponds to prospectus sections that discuss the topics in more detail. The Glossary defines certain words and phrases used in this prospectus.

                                    PREMIUMS

o You can select a premium payment plan (monthly, quarterly, semi-annually, or annually) but you are not required to pay premiums according to the plan. The initial premium is due on or before the Policy Date. Thereafter, you may make subsequent premium payments, in any frequency or amount, at any time before the Maturity Date. We will not accept any premiums after the Maturity Date.


o In your application, you must select one of three No-Lapse Periods we offer: 20 Policy Years; 30 Policy Years; or to Insured's age 100. We will establish a Minimum Monthly Premium amount for your Policy based on the Insured's age, sex, premium class, Specified Amount, riders, and the selected No-Lapse Period. The Minimum Monthly Premium under your Policy is the amount necessary to guarantee insurance coverage for the No-Lapse Period you select. Longer No-Lapse Periods require higher Minimum Monthly Premiums. You can change your Policy's No-Lapse Period at any time, but, you must pay any additional premiums required.


o We will notify you if your Policy enters a 61-day grace period. Your Policy will lapse if you do not make a sufficient payment before the end of the grace period.


      If your Policy is in the No-Lapse Period you have selected,, then the Policy will enter a grace period only if on a Monthly Date the Cash Surrender Value is not enough to pay the next Monthly Deduction due, AND the sum of premiums paid minus withdrawals and Indebtedness is less than the Cumulative Minimum Monthly Premium.

      If your Policy is not in the No-Lapse Period you have selected, then your Policy will enter a grace period only if the Cash Surrender Value on any Monthly Date is not enough to pay the next Monthly Deduction due.


o When you receive your Policy, the 10-day FREE LOOK PERIOD begins (the free look period may be longer in some states). You may return the Policy during the free look period and receive a refund of all payments you made (less any withdrawals and Indebtedness).

o We multiply each premium you pay by the expense charge, deduct that charge, and credit the resulting amount (the net premium) to the Policy Value.

                               INVESTMENT OPTIONS

FIXED ACCOUNT:

o You may place money in the Fixed Account where it earns at least 3% annual interest (4% for Policies issued in Florida). We may declare higher rates of interest, but are not obligated to do so.

SEPARATE ACCOUNT:

o You may direct the money in your Policy to any of the Subaccounts of the Separate Account. WE DO NOT GUARANTEE ANY MONEY YOU PLACE IN THE SUBACCOUNTS. THE VALUE OF EACH SUBACCOUNT WILL INCREASE OR DECREASE, DEPENDING ON THE INVESTMENT PERFORMANCE OF THE CORRESPONDING PORTFOLIO. YOU COULD LOSE SOME OR ALL OF YOUR MONEY.

o Each Subaccount invests exclusively in one of the following investment portfolios:


O  JANUS ASPEN SERIES                         O  OPPENHEIMER VARIABLE ACCOUNT FUNDS
      Janus Aspen Growth Portfolio                 Oppenheimer Main Street Growth & Income
      Janus Aspen Worldwide Growth Portfolio           Fund/VA
      Janus Aspen Balanced Portfolio               Oppenheimer Multiple Strategies Fund/VA
      Janus Aspen Capital Appreciation Portfolio   Oppenheimer Bond Fund/VA
      Janus Aspen Aggressive Growth Portfolio      Oppenheimer Strategic Bond Fund/VA
                                                   Oppenheimer High Income Fund/VA

O  AIM VARIABLE INSURANCE FUNDS, INC.         O  FIDELITY VARIABLE INSURANCE PRODUCTS FUNDS
      AIM V.I. Capital Appreciation Fund            Fidelity VIP II Index 500 Portfolio
      AIM V.I. Government Securities Fund           Fidelity VIP Money Market Portfolio
      AIM V.I. Growth Fund                          Fidelity VIP Growth Portfolio
      AIM V.I. International Equity Fund            Fidelity VIP II Contrafund(R) Portfolio
      AIM V.I. Value Fund                           Fidelity VIP III Growth & Income Portfolio



See "The Company and the Fixed Account," and "The Separate Account and the Portfolios."

                                  POLICY VALUE

o Policy Value is the sum of your amounts in the Subaccounts and the Fixed Account. Policy Value is the starting point for calculating important values under the Policy, such as the Cash Surrender Value and the death benefit.

o Policy Value varies from day to day, depending on the investment experience of the Subaccounts you choose, interest we credit to the Fixed Account, charges we deduct, and any other transactions (E.G., transfers, withdrawals, and loans). WE DO NOT GUARANTEE A MINIMUM POLICY VALUE.

o Prior to the Investment Start Date, we allocate the net premiums to the Premium Suspense Account. On the first Valuation Date on or following the Investment Start Date, we will transfer the amounts in the Premium Suspense Account to the Subaccounts and the Fixed Account according to your allocation percentages.

                             CHARGES AND DEDUCTIONS

$ EXPENSE CHARGE: We multiply each premium by an expense charge, deduct that charge, and credit the remaining amount (the net premium) to your Policy Value according to your allocation instructions.
     The expense charge varies by Policy Year as follows:

        Premiums paid DURING the first 10 Policy Years: expense charge = 5% Premiums paid AFTER the first 10 Policy Years: expense charge = currently 2.5% (maximum 5%).

$ MONTHLY DEDUCTION. On the Policy Date and on each Monthly Date thereafter, we deduct:

                  ->       a cost of insurance charge for the Policy
                  ->       a $10 monthly administrative charge
                  ->       charges for any riders
                  ->       any charges for a substandard premium class rating

$    SURRENDER AND WITHDRAWAL CHARGES:

     -> Surrender: During the first 19 Policy Years, we deduct a surrender charge that varies based on your age, gender, premium class, and initial Specified Amount. A separate surrender charge applies for 19 years after any Specified Amount increase. See "Charges and Deductions -- Surrenders and Withdrawal Charges" for a table showing surrender charges for sample Insureds and premium classes.

     -> Withdrawals: For each withdrawal, we deduct a fee equal to the lesser of $25 or 2% of the amount withdrawn.

$ MORTALITY AND EXPENSE RISK CHARGE: We deduct a daily charge equal to 0.75% (at an annual rate) of the average net assets of the Separate Account.

$ TRANSFER CHARGE: We assess a $25 fee for the 13th and each additional transfer among the Subaccounts or the Fixed Account in a Policy Year.

$ PORTFOLIO EXPENSES: The portfolios deduct investment advisory fees and other expenses from the amounts the Subaccounts invest in the portfolios. These fees and expenses (shown in the following table)vary by portfolio and currently range from 0.28% to 0.92% per year of the average portfolio assets.

The following table shows the fees and expenses charged by the portfolios. The purpose of the table is to assist you in understanding the various costs and expenses that you will bear directly and indirectly. The table reflects charges and expenses of the portfolios for the fiscal year ended December 31, 1998. Expenses of the portfolios may be higher or lower in the future. Please refer to the portfolios' prospectuses for more information.

ANNUAL PORTFOLIO OPERATING EXPENSES (As a percentage of average portfolio assets AFTER fee waivers and expense reimbursements)

                                                                                        TOTAL
                                                               MANAGEMENT    OTHER      ANNUAL
PORTFOLIO                                                         FEES      EXPENSES   EXPENSES
---------                                                      ----------   --------   --------
Janus Aspen Growth Portfolio (1) ..........................       0.65%       0.03%      0.68%
Janus Aspen Worldwide Growth Portfolio (1) ................       0.65%       0.07%      0.72%
Janus Aspen Balanced Portfolio ............................       0.72%       0.02%      0.74%
Janus Aspen Capital Appreciation Portfolio (1) ............       0.70%       0.22%      0.92%
Janus Aspen Aggressive Growth Portfolio ...................       0.72%       0.03%      0.75%
AIM V.I. Capital Appreciation Fund ........................       0.62%       0.05%      0.67%
AIM V.I. Government Securities Fund .......................       0.50%       0.26%      0.76%
AIM V.I. Growth Fund ......................................       0.64%       0.08%      0.72%
AIM V.I. International Equity Fund ........................       0.75%       0.16%      0.91%
AIM V.I. Value Fund .......................................       0.61%       0.05%      0.66%
Oppenheimer Main Street Growth & Income Fund/VA............       0.74%       0.05%      0.79%
Oppenheimer Multiple Strategies Fund/VA ...................       0.72%       0.04%      0.76%
Oppenheimer Bond Fund/VA ..................................       0.72%       0.02%      0.74%
Oppenheimer Strategic Bond Fund/VA ........................       0.74%       0.06%      0.80%
Oppenheimer High Income Fund/VA ...........................       0.74%       0.04%      0.78%
Fidelity VIP II Index 500 Portfolio(2)(Initial Class)......       0.24%       0.04%      0.28%
Fidelity VIP Money Market Portfolio(Initial or
  Service Class) ..........................................       0.20%       0.10%      0.30%
Fidelity VIP Growth Portfolio (3)(Initial or
  Service Class) ..........................................       0.59%       0.16%      0.75%
Fidelity VIP II Contrafund(R) Portfolio (3)(Initial or
  Service Class) ..........................................       0.59%       0.16%      0.75%
Fidelity VIP III Growth & Income Portfolio (3)
  (Initial or Service Class) ..............................       0.49%       0.21%      0.70%

(1) Fee reductions by the investment adviser reduce the Management Fee. Without such reductions, the Management Fee would have been the following: 0.72% for Growth; 0.67% for Worldwide Growth; and 0.75% for Capital Appreciation. The investment adviser has agreed to continue the waivers and fee reductions until at least the next annual renewal of the advisory agreement.

(2) The investment adviser has voluntarily agreed to reimburse the portfolio to the extent that total operating expenses exceed 0.28% of its average net assets during this period. Without this reimbursement, the total annual expenses would have been 0.35%.

(3) The investment adviser or the portfolio has entered into varying arrangements with third parties whereby credits realized as a result of uninvested cash balances were used to reduce these expenses. Without these reductions, total annual expenses would have been the following:
        0.80% for Growth; 0.80% for Contrafund(R); and 0.71% for Growth &
        Income.

                           SURRENDERS AND WITHDRAWALS

o SURRENDER: At any time while the Policy is in force, you may make a written request to surrender your Policy and receive the Cash Surrender Value (I.E., the Policy Value minus any surrender charge, and minus any Indebtedness).

o WITHDRAWALS: After the 1st Policy Year, you may make a written request to withdraw part of the Policy Value, subject to the following rules. Withdrawals may have tax consequences.

     /check/  You may make one withdrawal in a Policy Year.

     /check/  You must request at least $500;

     /check/ If you request a withdrawal that will leave a Cash Surrender Value of less than $500, we will treat it as a surrender request; and

     /check/ For each withdrawal, we deduct a fee equal to the lesser of $25 or 2% of the amount withdrawn.

                                 DEATH BENEFITS

o You must choose between two death benefit options under the Policy. After the first Policy Year, you may change death benefit options once each 12-month period. We calculate the amount under each death option as of the Insured's date of death. See "Death Benefit Options."

     -> LEVEL DEATH BENEFIT is equal to the greater of:


        o the Specified Amount (which if the amount of insurance the owner selects); OR
        o         the Policy Value multiplied by the applicable Death Benefit
                  Ratio.


     -> INCREASING DEATH BENEFIT is equal to the greater of :

        o         the Specified Amount PLUS the Policy Value; OR
        o         the Policy Value multiplied by the applicable Death Benefit
                  Ratio.

                                    TRANSFERS

o You may make an unlimited number of transfers among the Subaccounts and the Fixed Account.

o The minimum amount you may transfer from a Subaccount or the Fixed Account is the lesser of $100, or the total value in the Subaccount or Fixed Account.

o    We charge $25 for the 13th and each additional transfer during a Policy
     Year.

                                      LOANS

o You may take a loan (minimum $250) from your Policy at any time. The maximum loan amount you may take is 90% (100% in certain states) of the Cash Surrender Value, minus 6 months of Monthly Deductions. Loans may have tax consequences.

o As collateral for the loan, we transfer an amount equal to the loan plus interest in advance until the next Policy Anniversary from the Separate Account and Fixed Account to the loan reserve (part of our Fixed Account). We credit interest on amounts in the loan reserve and we guarantee that the annual rate will not be lower than 3% (4% in Florida).

o We charge you a maximum annual interest rate of 5.66% in advance on your loan. Interest is due and payable at the beginning of each Policy Year. Unpaid interest becomes part of the outstanding loan and accrues interest if it is not paid before the beginning of the next Policy Year.

o After the 10th Policy Year, we consider certain portions of the loan amount to be preferred loans. The sum of preferred loans cannot exceed 25% of the Policy Value. We charge an annual interest rate of 3.85% in advance on preferred loan amounts.

o You may repay all or part of your Indebtedness at any time. Loan repayments must be at least $25, and must be clearly marked as "loan repayments" or we will credit them as premiums.

o We deduct any unpaid Indebtedness from the proceeds payable on the Insured's death.

RISK SUMMARY
--------------------------------------------------------------------------------
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The following are some of the risks associated with the Policy.

INVESTMENT         If you invest your Policy Value in one or more Subaccounts,
RISK               then you will be subject to the risk that investment
                   performance will be unfavorable and that the Policy Value will decrease. You COULD lose everything you invest. If you allocate net premiums to the Fixed Account, then we credit your Policy Value (in the Fixed Account) with a declared rate of interest, but you assume the risk that the rate may decrease, although it will never be lower than a guaranteed minimum annual effective rate of 3%.

--------------------------------------------------------------------------------
RISK OF            If your Policy fails to meet certain conditions, we will
LAPSE              notify you that the Policy has  entered a 61-day grace period and will lapse unless you make a sufficient payment during the grace period. You may reinstate a lapsed Policy.

                   If your Policy is in the selected No-Lapse Period, then the Policy will enter a grace period only if on any Monthly Date the Cash Surrender Value is not enough to pay the next Monthly Deduction due, AND the sum of premiums paid minus withdrawals and Indebtedness is less than the Cumulative Minimum Monthly Premium.

                   If your Policy is not in the selected No-Lapse Period, then your Policy will enter a grace period only if the Cash Surrender Value on any Monthly Date is not enough to pay the next Monthly Deduction due.


                   Your Policy also may lapse (whether or not you are in the selected No-lapse Period) if your Indebtedness reduces the Cash Surrender Value to zero.

--------------------------------------------------------------------------------
TAX RISKS          We anticipate that the Policy will generally be deemed a life insurance contract under Federal tax law, so that the death benefit paid to the beneficiary will not be subject to
                   Federal income tax. However, there is more uncertainty with respect to Policies issued on a substandard premium class
                   basis and Policies with a Level One-Year Term Insurance Rider attached. Depending on the total amount of premiums you pay, the Policy may be treated as a modified endowment contract
                   ("MEC") under Federal tax laws. If a Policy is treated as a
                   MEC, then surrenders, partial withdrawals, and loans under a
                   Policy will be taxable as ordinary income to the extent there are earnings in the Policy. In addition, a 10% penalty tax may be imposed on surrenders, partial withdrawals, and loans taken before you reach age 59 1/2. You should consult a
                   qualified tax advisor for assistance in all Policy-related tax matters.
--------------------------------------------------------------------------------
                   SURRENDER The surrender charge under this Policy applies for 19 Policy RISKS Years after the Policy Date. An additional surrender charge will be applicable for 19 years from the date of any increase in the Specified Amount. It is possible that you will receive no Cash Surrender Value if you surrender your Policy in the first few Policy Years. You should purchase this Policy only if you have the financial ability to keep it in force for a substantial period of time.

                   Even if you do not ask to surrender your Policy, surrender charges MAY play a role in determining whether your Policy will lapse, because surrender charges affect the Cash Surrender Value which is a measure we use to determine whether your Policy will enter a grace period (and possibly lapse). See "Risk of Lapse," above.

--------------------------------------------------------------------------------
 LOAN RISKS        A Policy loan, whether or not repaid, will affect Policy
                   Value over time because we subtract the amount of the loan from the Subaccounts and Fixed Account as collateral, and the loan collateral does not participate in the investment results of the Subaccounts or receive any higher current interest rate credited to the Fixed Account.

                   We reduce the amount we pay on the Insured's death by the amount of any Indebtedness. Your Policy may lapse if your Indebtedness reduces the Cash Surrender Value to zero.

--------------------------------------------------------------------------------

THE COMPANY AND THE FIXED ACCOUNT
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

PFL LIFE INSURANCE COMPANY

PFL Life Insurance Company is the insurance company issuing the Policy. PFL was incorporated under Iowa law on April 19, 1961, and is a wholly owned indirect subsidiary of AEGON USA, Inc. PFL established the Separate Account to support the investment options under this Policy and under other variable life insurance policies we may issue. Our general account supports the Fixed Account options under the Policy.

IMSA. PFL is a member of the Insurance Marketplace Standards Association ("IMSA"). IMSA members subscribe to a set of ethical standards involving the sales and service of individually sold life insurance and annuities. As a member of IMSA, PFL may use the IMSA logo and language in advertisements.

THE FIXED ACCOUNT

The Fixed Account is part of our general account. We own the assets in the general account and we use these assets to support our insurance and annuity obligations other than those funded by our separate investment accounts. Subject to applicable law, the Company has sole discretion over investment of the Fixed Account's assets. The Company bears the full investment risk for all amounts allocated or transferred to the Fixed Account. We guarantee that the amounts allocated to the Fixed Account will be credited interest daily at a net effective annual interest rate of at least 3% (4% for Policies issued in Florida). We will determine any interest rate credited in excess of the guaranteed rate at our sole discretion.

THE FIXED ACCOUNT IS NOT REGISTERED WITH THE SECURITIES AND EXCHANGE COMMISSION AND THE STAFF OF THE SECURITIES AND EXCHANGE COMMISSION HAS NOT REVIEWED THE DISCLOSURE IN THIS PROSPECTUS RELATING TO THE FIXED ACCOUNT.

THE SEPARATE ACCOUNT AND THE PORTFOLIOS
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

THE SEPARATE ACCOUNT

We established PFL Variable Life Account A as a separate investment account under Iowa law on July 1, 1999. We own the assets in the Separate Account and we are obligated to pay all benefits under the Policies. We may use the Separate Account to support other variable life insurance policies we issue. The Separate Account is registered with the Securities and Exchange Commission as an unit investment trust under the Investment Company Act of 1940 and qualifies as a "separate account" within the meaning of the Federal securities laws.

We have divided the Separate Account into Subaccounts, each of which invests in shares of one portfolio among the following mutual funds:

        X   Janus Aspen Series (managed by Janus Capital Corporation)

        X   AIM Variable Insurance Funds, Inc. (managed by A I M Advisors, Inc.)

        X   Oppenheimer Variable Account Funds (managed by OppenheimerFunds,
            Inc.)

        X Fidelity Variable Insurance Products Funds (managed by Fidelity Management & Research Company)

The Subaccounts buy and sell portfolio shares at net asset value. Any dividends and distributions from a portfolio are reinvested at net asset value in shares of that portfolio.

Income, gains, and losses credited to, or charged against, a Subaccount of the Separate Account reflect the Subaccount's own investment experience and not the investment experience of our other assets. We may not use the Separate Account's assets to pay any of our liabilities other than those arising from the Policies. If the Separate Account's assets exceed the required reserves and other liabilities, we may transfer the excess to our general account.

The Separate Account may include other Subaccounts that are not available under the Policies and are not discussed in this prospectus. Where permitted by applicable law, we reserve the right to:

        1.        Create new separate accounts;

        2.        Combine the Separate Account with other separate accounts;

        3. Remove, combine or add Subaccounts and make the new Subaccounts available to you at our discretion;

        4. Make new portfolios available under the Separate Account or remove existing portfolios;

        5. Substitute new portfolios for any existing portfolios if shares of a portfolio are no longer available for investment or if we determine that investment in a portfolio is no longer appropriate in light of the Separate Account's purposes;

        6. Deregister the Separate Account under the Investment Company Act of 1940 if such registration is no longer required;

        7. Operate the Separate Account as a management investment company under the Investment Company Act of 1940, or as any other form permitted by law;

        8. Manage the Separate Account under the direction of a committee at any time;

        9. Fund additional classes of variable life insurance contracts through the Separate Account; and

        10. Make any changes required by the Investment Company Act of 1940 or any other law.

We will not make any such changes without receiving any necessary approval of the Securities and Exchange Commission and applicable state insurance departments. We will notify you of any changes.

THE PORTFOLIOS

The Separate Account invests in shares of certain portfolios. Each portfolio is part of a mutual fund that is registered with the Securities and Exchange Commission as an open-end management investment Company. Such registration does not involve supervision of the management or investment practices or policies of the portfolios by the Securities and Exchange Commission.

Each portfolio's assets are held separate from the assets of the other portfolios, and each portfolio has investment objectives and policies that are different from those of the other portfolios. Thus, each portfolio operates as a separate investment fund, and the income or losses of one portfolio generally have no effect on the investment performance of any other portfolio. Pending any prior approval by a state insurance regulatory authority, certain Subaccounts and corresponding portfolios may not be available to residents of some states.

The following table summarizes each portfolio's investment objective(s) and policies. THERE IS NO ASSURANCE THAT ANY OF THE PORTFOLIOS WILL ACHIEVE ITS STATED OBJECTIVE(S). You can find more detailed information about the portfolios, including a description of risks, in the prospectuses for the portfolios.

You should read these prospectuses carefully.


          PORTFOLIO                                             INVESTMENT OBJECTIVE
          ---------                                             --------------------
JANUS ASPEN GROWTH             o     Seeks long-term growth of capital in a manner consistent with the preservation of capital.  Invests primarily in common stocks of issuers of any size.

JANUS ASPEN WORLDWIDE          o     Seeks long-term growth of capital in a manner consistent with the
GROWTH                               preservation of capital.  Invests primarily in common stocks of foreign and domestic issuers of any size.

JANUS ASPEN BALANCED           o     Seeks long-term capital growth, consistent with preservation of capital and balanced by current income.

JANUS ASPEN CAPITAL            o     Seeks long-term growth of capital.  Invests in common stocks of issuers
APPRECIATION                         of any size.

JANUS ASPEN AGGRESSIVE         o     Seeks long-term growth of capital.  Normally invests at least 50% of its
GROWTH                               equity assets in securities issued by medium-sized companies.

AIM V.I. CAPITAL               o     Seeks to provide growth of capital through investment in common
APPRECIATION FUND                    stocks, with emphasis on medium and small-sized growth
                                     companies.

AIM V.I. GOVERNMENT            o     Seeks to achieve a high level of current income consistent with
SECURITIES FUND                      reasonable concern for safety of principal by investing in debt securities issued, guaranteed or otherwise backed by the United States
                                     Government.


          PORTFOLIO                                             INVESTMENT OBJECTIVE
          ---------                                             --------------------

AIM V.I. GROWTH FUND            o    Seeks to provide growth of capital primarily by investing in seasoned and better capitalized companies considered to have strong earnings momentum.

AIM V.I. INTERNATIONAL          o    Seeks to provide long-term growth of capital by investing in a
EQUITY FUND                          diversified portfolio of international equity securities whose issuers are considered to have strong earnings momentum.

AIM V.I. VALUE FUND             o    Seeks to achieve long-term growth of capital by investing primarily in equity securities judged by the fund's investment adviser to be undervalued relative to the investment adviser's appraisal of the current or projected earnings of the companies issuing the securities, or relative to current market values or assets owned by the companies issuing the securities, or relative to the equity market generally. Income is a secondary objective.

OPPENHEIMER MAIN                o    Seeks a high total return (which includes growth in the value of its
STREET GROWTH &                      shares as well as current income) from equity and debt securities.
INCOME/VA

OPPENHEIMER MULTIPLE            o    Seeks a high total investment return, which includes current income and
STRATEGIES/VA                        capital appreciation in the value of its shares.

OPPENHEIMER BOND/VA             o    Seeks a high level of current income as its primary objective.  As a secondary objective, seeks capital appreciation when consistent with its primary objective.

OPPENHEIMER STRATEGIC           o    Seeks a high level of current income principally derived from interest on
BOND/VA                              debt securities and seeks to enhance such income by writing covered call options on debt securities.

OPPENHEIMER HIGH                o    Seeks a high level of current income from investment in high-yield,
INCOME/VA                            fixed-income securities.  Investments include unrated securities or high-
                                     risk securities in the lower rating categories, commonly known as "junk bonds,"
                                     which are subject to a greater risk of loss of principal and nonpayment of interest than higher-rated securities.

FIDELITY INDEX 500              o    Seeks to provide investment results that correspond to the total return of a broad range of common stocks publicly traded in the United States, as represented by the Standard & Poor's(R)Composite Index of 500
                                     Stocks.


          PORTFOLIO                                             INVESTMENT OBJECTIVE
          ---------                                             --------------------
FIDELITY MONEY MARKET           o    Seeks to earn a high level of current income while maintaining a stable $1.00 share price by investing in high-quality, short-term securities.

FIDELITY GROWTH                 o    Seeks capital appreciation by investing primarily in common stocks.

FIDELITY CONTRAFUND(R)          o    Seeks capital appreciation by investing in securities of companies whose value the adviser believes is not fully recognized by the public.

FIDELITY GROWTH &               o    Seeks high total return through a combination of current income and
INCOME                               capital appreciation.


In addition to the Separate Account, the portfolios may sell shares to other separate investment accounts established by other insurance companies to support variable annuity contracts and variable life insurance policies or qualified retirement plans. It is possible that, in the future, it may become disadvantageous for variable life insurance separate accounts and variable annuity separate accounts to invest in the portfolios simultaneously. Although neither the Company nor the portfolios currently foresee any such disadvantages, either to variable life insurance policy owners or to variable annuity contract owners, each portfolio's Board of Directors (Trustees) will monitor events in order to identify any material conflicts between the interests of such variable life insurance policy owners and variable annuity contract owners, and will determine what action, if any, it should take. Such action could include the sale of portfolio shares by one or more of the separate accounts, which could have adverse consequences. Material conflicts could result from, for example,
(1) changes in state insurance laws, (2) changes in Federal income tax laws, or
(3) differences in voting instructions between those given by variable life insurance policy owners and those given by variable annuity contract owners.

If a portfolio's Board of Directors (Trustees) were to conclude that separate portfolios should be established for variable life insurance and variable annuity separate accounts, we will bear the attendant expenses, but variable life insurance policy owners and variable annuity contract owners would no longer have the economies of scale resulting from a larger combined portfolio.

THESE PORTFOLIOS ARE NOT AVAILABLE FOR PURCHASE DIRECTLY BY THE GENERAL PUBLIC, AND ARE NOT THE SAME AS OTHER MUTUAL FUND PORTFOLIOS WITH VERY SIMILAR OR NEARLY IDENTICAL NAMES THAT ARE SOLD DIRECTLY TO THE PUBLIC. However, the investment objectives and policies of certain portfolios available under the Policy are very similar to the investment objectives and policies of other portfolios that are or may be managed by the same investment adviser or manager. Nevertheless, the investment performance and results of the portfolios available under the Policy may be lower or higher than the investment results of such other (publicly available) portfolios. THERE CAN BE NO ASSURANCE, AND WE MAKE NO REPRESENTATION, THAT THE INVESTMENT RESULTS OF ANY OF THE PORTFOLIOS AVAILABLE UNDER THE POLICY WILL BE COMPARABLE TO THE INVESTMENT RESULTS OF ANY OTHER PORTFOLIO, EVEN IF THE OTHER PORTFOLIO HAS THE SAME INVESTMENT ADVISER OR MANAGER, THE SAME INVESTMENT OBJECTIVES AND POLICIES, AND A VERY SIMILAR NAME.

PLEASE READ THE PORTFOLIO PROSPECTUSES TO OBTAIN MORE COMPLETE INFORMATION REGARDING THE PORTFOLIOS. KEEP THESE PROSPECTUSES FOR FUTURE REFERENCE.

VOTING PORTFOLIO SHARES

Even though we are the legal owner of the portfolio shares held in the Subaccounts, and have the right to vote on all matters submitted to shareholders of the portfolios, we will vote our shares only as Owners instruct, so long as such action is required by law.

Before a vote of a portfolio's shareholders occurs, you will receive voting materials. We will ask you to instruct us on how to vote and to return your proxy to us in a timely manner. You will have the right to instruct us on the number of portfolio shares that corresponds to the amount of Policy Value you have in that portfolio (as of a date set by the portfolio).

If we do not receive voting instructions on time from some Owners, we will vote those shares in the same proportion as the timely voting instructions we receive. Should Federal securities laws, regulations and interpretations change, we may elect to vote portfolio shares in our own right. If required by state insurance officials, or if permitted under Federal regulation, we may disregard certain Owner voting instructions. If we ever disregard voting instructions, we will send you a summary in the next annual report to Owners advising you of the action and the reasons we took such action.

THE POLICY
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
PURCHASING A POLICY

To purchase a Policy, you must submit a completed application and an initial premium to us at our Home Office. You may also send the application and initial premium to us through any licensed life insurance agent who is also a registered representative of a broker-dealer having a selling agreement with AFSG Securities Corporation, the principal underwriter for the Policy.

We determine the minimum Specified Amount benefit for a Policy based on the Insured's age when we issue the Policy. The minimum Specified Amount is $100,000 for issue ages 0-49, and $50,000 for issue ages 50-85.

Generally, the Policy is available for Insureds between issue ages 0-85 for preferred risk classes, and between issue ages 18-85 for tobacco risk classes. Starting at Specified Amounts of $250,000, we add a better risk class (super-preferred) for non-tobacco users only. Super-preferred rates are available for issue ages 18-75. We can provide you with details as to these underwriting standards when you apply for a Policy. We reserve the right to modify our underwriting requirements at any time. We must receive evidence of insurability that satisfies our underwriting standards before we will issue a Policy. We reserve the right to reject an application for any reason permitted by law.

WHEN INSURANCE COVERAGE TAKES EFFECT

Full insurance coverage under the Policy will take effect only if the proposed Insured is alive and in the same condition of health as described in the application when we deliver the Policy to you, and if the initial premium is paid.

CONDITIONAL INSURANCE COVERAGE. Before full insurance coverage takes effect, you may receive conditional insurance converge subject to certain requirements. This coverage shall not exceed (1) the amount of insurance applied for; or (2) $500,000, whichever is smaller, less all other sums we pay upon the death of a proposed Insured under any other pending application or policy. If a proposed Insured is less than 15 days old or more than 60 years old, no insurance shall take effect until the Policy is delivered. If we do not approve your application, we will make a full refund of the initial premium paid with the application.

If all of the following conditions of coverage have been met, then conditional insurance coverage will go into effect on the Policy Date subject to the liability limits shown above and subject to the conditions of the Policy as applied for. The conditions of such coverage are that:

     1. the full first premium on the premium mode selected for the Policy benefits applied for, including any additional premium required for restrictions or benefits, is paid when the application is signed; and

     2. each proposed Insured has completed any required medical examinations, diagnostic tests, and interviews, or has supplied us with any additional information we require; and

     3. each proposed Insured is, on the Policy Date, insurable and acceptable to us under our rules, limits and underwriting standards for the plan and for the amount applied for without modification and at the rate of premium paid.

If insurance does not take effect under these conditions, then no insurance shall take effect unless a Policy is delivered to and accepted by the applicant, and the full first premium is paid before any change in the insurability of any proposed Insured since the date of application.

Conditional life insurance coverage is void if the application contains any material misrepresentation. Benefits will also be denied if any proposed Insured commits suicide.

Conditional life insurance coverage terminates automatically, and without notice, on the earliest of:

        o the date we notify you that the application is declined and we return the initial premium; or

        o the date we determine the Insured has satisfied our underwriting requirements; or

        o 10 days following any counteroffer we make to offer insurance to any proposed Insured under a different policy, or at an increased premium, or under a different underwriting class; or

        o         60 days from the beginning of conditional insurance coverage.

FULL INSURANCE COVERAGE. Once we determine that the Insured meets our underwriting requirements, full insurance coverage begins, we issue the Policy, and we begin to deduct monthly charges from your Policy Value. This date is the Policy Date. Prior to the Investment Start Date, we will place your premium (less charges) in the Premium Suspense Account. On the first Valuation Date on or following the Investment Start Date, we will transfer the amount in the Premium Suspense Account to the Subaccounts and/or the Fixed Account as you directed on your application. See "Allocating Premiums."

CANCELING A POLICY (FREE-LOOK RIGHT)

You may cancel a Policy during the free-look period by returning it to the Company, or to the agent who sold it. The free-look period generally expires 10 days after you receive the Policy, but this period will be longer if required by state law. If you decide to cancel the Policy during the free-look period, we will treat the Policy as if we never issued it. Within seven calendar days after we receive the returned Policy, we will refund all payments you made under the Policy (less any withdrawals and Indebtedness).

OWNERSHIP RIGHTS

The Policy belongs to the Owner named in the application. The Owner may exercise all of the rights and options described in the Policy. The Owner is the Insured unless the application specifies a different person as the Insured. If the Owner dies before the Insured and no contingent Owner is named, then Ownership of the Policy will pass to the Owner's estate. The Owner may exercise certain rights described below.

SELECTING AND      o  You designate the beneficiary (the person to receive the
CHANGING THE          death benefit when the  Insured dies) in the application.
BENEFICIARY        o  If you designate more than one beneficiary, then each
                      beneficiary shares equally in any death benefit unless the beneficiary designation states otherwise.
                   o  If the beneficiary dies before the Insured, then any
                      contingent beneficiary becomes the beneficiary.
                   o  If both the beneficiary and contingent beneficiary
                      die before the Insured, then we will pay the death benefit to the Owner or the Owner's estate once the Insured dies.
                   o  You can change the beneficiary by providing us with a
                      written request while the Insured is living.
                   o  The change in beneficiary is effective as of the date you sign the written request.
                   o  We are not liable for any actions we take before we
                      received the written request.

CHANGING THE       o  You may change the Owner by providing a written request to
OWNER                 us at any time while the Insured is alive.
                   o  The change takes effect on the date you sign the written request.
                   o  We are not liable for any actions we take before we
                      received the written request.
                   o  Changing the Owner does not automatically change the
                      beneficiary and does not change the Insured.
                   o  Changing the Owner may have tax consequences. You should consult a tax advisor before changing the Owner.

ASSIGNING THE      o  You may assign Policy rights while the Insured is alive by
POLICY                submitting a written request to our Home Office.
                   o  The Owner retains any Ownership rights that are not
                      assigned.
                   o  Assignee may not change the Owner or the beneficiary, and may not elect or change an optional method of payment. We will pay any amount payable to the assignee in a lump sum.
                   o  Claims under any assignment are subject to proof of
                      interest and the extent of the assignment.
                   o  We are not:
                      -> bound by any assignment unless we receive a Written
                         Notice of the assignment;
                      -> responsible for the validity of any assignment; or -> liable for any payment we make before we received
                         Written Notice of the assignment.
                   o  Assigning the Policy may have tax consequenses. See "Tax
                      Treatment of Policy Benefits."

PREMIUMS
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

PREMIUM FLEXIBILITY

When you apply for a Policy, you may indicate your intention to pay premiums on a monthly, quarterly, semi-annual, or annual basis (planned premiums). However, you do not have to pay premiums according to any schedule. You have flexibility to determine the frequency and the amount of the premiums you pay. You must send all premium payments to our Home Office. You may not pay any premiums after the Policy's Maturity Date. You may not pay premiums less than $25.

We have the right to limit or refund any premium if (1) the premium would disqualify the Policy as a life insurance contract under the Internal Revenue Code; or (2) the amount you pay is less than $25; or (3) payment of a greater amount would increase the death benefit by application of the death benefit ratio (unless you provide us with satisfactory evidence of insurability).

You can stop paying premiums at any time and your Policy will continue in force until the earlier of the Maturity Date, or the date when either (1) the Insured dies, or (2) the grace period ends without a sufficient payment (see "Lapse," below), or (3) we receive your Written Notice requesting a surrender of the Policy.

MINIMUM MONTHLY PREMIUM. On your application, you must select one of the three No-Lapse Periods we offer under the Policy: 20 Policy Years; 30 Policy Years; or to Insured's age 100. Certain states may require No-Lapse Periods that differ from those we offer. Your Policy's specification page will show a Minimum Monthly Premium amount for your Policy, which is based on the Insured's age, sex, premium class, Specified Amount, riders, and the selected No-Lapse Period. The Minimum Monthly Premium is the amount necessary to guarantee insurance coverage for the No-Lapse Period. (For two Policies covering Insured's with the same age, sex, premium class, Specified Amount and riders, the Minimum Monthly Premium is higher for the Policy with the longer No-Lapse Period.) You can change the No-

Lapse Period for your Policy at any time, but you must make a lump sum payment of any additional premiums we require. Thereafter, you must pay the premiums required for the newly-selected No-Lapse Period. Beginning on the Policy Date until the end of the No-Lapse Period, your Policy will not enter a grace period if on each Monthly Date during the No-Lapse Period, your Cash Surrender Value is enough to pay the next Monthly Deduction due, AND the sum of premiums paid less any withdrawals and Indebtedness, equals or exceeds the Cumulative Minimum Monthly Premium. See "Policy Lapse and Reinstatement." During the No-Lapse Period, we allow you to make premium payments necessary to cover any deficiency in the Cumulative Minimum Monthly Premium.


The Minimum Monthly Premium will increase if you increase the Specified Amount or add supplemental benefits to your Policy. The Minimum Monthly Premium will decrease for any supplemental benefit you decrease or discontinue. The Minimum Monthly Premium will not decrease if you decrease the Specified Amount. See "Changing the Specified Amount."

LAPSE. Under certain conditions, your Policy will enter into a 61-day grace period and possibly lapse:


     o If your Policy is in the No-Lapse Period, then the Policy will enter a grace period if on any Monthly Date the Cash Surrender Value is not enough to pay the next Monthly Deduction due, AND the sum of premiums paid minus withdrawals and Indebtedness is less than the Cumulative Minimum Monthly Premium.


     o If your Policy is not in the No-Lapse Period, then your Policy will enter a 61-day grace period if the Cash Surrender Value on any Monthly Date is not enough to pay the next Monthly Deduction due.

We will notify you when your Policy is in a grace period. If you do not make a sufficient payment before the end of the grace period, then your Policy will lapse. You may reinstate a lapsed Policy if you meet certain requirements. See "Policy Lapse and Reinstatement."

TAX-FREE EXCHANGES (1035 EXCHANGES). We may accept as part of your initial premium, money from another life insurance contract that qualified for a tax-free exchange under Section 1035 of the Internal Revenue Code, contingent upon receipt of the cash from that contract. If you contemplate such an exchange, you should consult a tax advisor to discuss the potential tax effects of such a transaction.

ALLOCATING PREMIUMS

When you apply for a Policy, you must instruct us to allocate your net premium to one or more Subaccounts of the Separate Account and to the Fixed Account according to the following rules:

        o You must allocate at least 5% of each net premium to any Subaccount or the Fixed Account you select.

        o Allocation percentages must be in whole numbers and the sum of the percentages must equal 100%.

        o No more than 10 accounts (Subaccounts and Fixed Account) may be concurrently active (have net premiums allocated to it).

        o Up to 4 times each Policy Year, you can change the allocation instructions for additional net premiums without charge by providing us with written notification (or any other notification we deem satisfactory). Any change in allocation instructions will be effective on the date we record the change.

Investment returns from amounts allocated to the Subaccounts will vary with the investment experience of these Subaccounts and will be reduced by Policy charges. YOU BEAR THE ENTIRE INVESTMENT RISK FOR AMOUNTS YOU ALLOCATE TO THE SUBACCOUNTS.

Prior to the Investment Start Date, we will place your premium (less charges) in the Premium Suspense Account. We do not credit any interest or investment returns to amounts in the Premium Suspense Account. On the first Valuation Date on or following the Investment Start Date, we will transfer the amount in the Premium Suspense Account to the Subaccounts and/or the Fixed Account in accordance with the allocation percentages provided in your application. Amounts allocated from the Premium Suspense Account will be invested at the unit value next determined on the first Valuation Date on or following the Investment Start Date. We invest all net premiums paid thereafter at the unit value next determined after we receive the premium at our Home Office.

POLICY VALUES
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

POLICY VALUE            o serves as the starting point for calculating values
                          under a Policy;
                        o equals the sum of all values in the Fixed Account and
                          in each Subaccount;
                        o is determined on the Policy Date and on each Valuation
                          Date; and
                        o has no guaranteed minimum amount and may be more or
                          less than premiums paid.

CASH SURRENDER VALUE

The Cash Surrender Value is the amount we pay to you when you surrender your Policy. We determine the Cash Surrender Value at the end of the Valuation Period when we receive your written surrender request.

CASH SURRENDER          o the Policy Value as of such date; MINUS
VALUE ON ANY            o any surrender charge as of such date; MINUS
VALUATION DATE          o any outstanding Indebtedness.
EQUALS:

SUBACCOUNT VALUE

Each Subaccount's value is the Policy Value in that Subaccount. At the end of any Valuation Period, the Subaccount's value is equal to the number of units that the Policy has in the Subaccount, multiplied by the unit value of that Subaccount.

THE NUMBER OF           o    the initial units purchased at the unit value on
UNITS IN ANY                 the Investment Start Date; PLUS
SUBACCOUNT ON           o    units purchased with additional net premiums; PLUS
ANY VALUATION           o    units purchased via transfers from another
DATE EQUALS:                 Subaccount, the Fixed Account, or the loan reserve;
                             MINUS
                        o    units redeemed to pay for Monthly Deductions; MINUS
                        o    units redeemed to pay for partial withdrawals;
                             MINUS
                        o    units redeemed as part of a transfer to another
                             Subaccount, the Fixed Account, or to the loan reserve.


Every time you allocate or transfer money to or from a Subaccount, we convert that dollar amount into units. We determine the number of units we credit to, or subtract from, your Policy by dividing the dollar amount of the transaction by the unit value for that Subaccount at the end of the Valuation Period.

UNIT VALUE

We determine a unit value for each Subaccount to reflect how investment results affect the Policy values. Unit values will vary among Subaccounts. The unit value of each Subaccount was originally established at $10 per unit. The unit value may increase or decrease from one Valuation Period to the next.

THE UNIT VALUE OF       o the total value of the assets held in the Subaccount,
ANY SUBACCOUNT            determined by multiplying the number of shares of the
AT THE END OF A           designated portfolio owned by the Subaccount times the
VALUATION PERIOD          portfolio's net asset value per share; MINUS
IS CALCULATED AS:       o a deduction for the mortality and expense risk
                          charge; MINUS
                        o the accrued amount of reserve for any taxes or other
                          economic burden resulting from applying tax laws that we determine to be properly attributable to the Subaccount;

                        AND THE RESULT DIVIDED BY

                        o the number of outstanding units in the Subaccount.

FIXED ACCOUNT VALUE

On the Investment Start Date, the Fixed Account value is equal to the net premiums allocated to the Fixed Account, less the portion of the first Monthly Deduction taken from the Fixed Account.

THE FIXED ACCOUNT       o the net premium(s) allocated to the Fixed Account;
VALUE AT THE END OF       PLUS
ANY VALUATION           o any amounts transferred to the Fixed Account
PERIOD IS EQUAL TO:       (including amounts  transferred from the loan
                          reserve); PLUS
                        o interest credited to the Fixed Account; MINUS
                        o amounts charged to pay for Monthly Deductions; MINUS
                        o amounts withdrawn from the Fixed Account; MINUS

                        o amounts transferred from the Fixed Account to a
                          Subaccount or to the loan reserve).

CHARGES AND DEDUCTIONS
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

We make certain charges and deductions under the Policy. These charges and deductions compensate us for: (1) services and benefits we provide; (2) costs and expenses we incur; and (3) risks we assume.

SERVICES AND             o    the death benefit, cash and loan benefits under
BENEFITS WE                   the Policy
PROVIDE:                 o    investment options, including premium allocations
                         o    administration of elective options
                         o    the distribution of reports to Owners

COSTS AND                o    costs associated with processing and underwriting
EXPENSES WE                   administering the Policy (including any riders)
INCUR:                        applications, issuing and
                         o    overhead and other expenses for providing services
                              and benefits
                         o    sales and marketing expenses
                         o    other costs of doing business, such as collecting
                              premiums, maintaining records, processing claims, effecting transactions, and paying Federal, state and local premium and other taxes and fees

RISKS WE ASSUME:         o    that the cost of insurance charges we may deduct
                              are insufficient to meet our actual claims because
                              Insureds die sooner than we estimate
                         o    that the costs of providing the services and
                              benefits under the Policies exceed the charges we deduct

EXPENSE CHARGE

We deduct an expense charge from each premium payment to compensate us for distribution expenses and state and local premium taxes. We credit the remaining amount (the net premium) to your Policy Value according to your allocation instructions. The expense charge currently varies by Policy Year and is guaranteed not to exceed 5% of each premium in any Policy Year:

         Premiums paid DURING first 10 Policy Years: expense charge = 5% Premiums paid AFTER first 10 Policy Years: expense charge = 2.5%

While we may change the expense charge, we guarantee that the expense charge will not exceed 5% of premiums paid in any Policy Year.

MONTHLY DEDUCTION

We deduct a Monthly Deduction from the Policy Value on the Policy Date and on each Monthly Date. We will make deductions from each Subaccount and the Fixed Account on a pro rata basis (I.E., in the same proportion that the value in each Subaccount and the Fixed Account bears to the total Policy Value on the Monthly
Date). Because portions of the Monthly Deduction (such as the cost of insurance) can vary from month-to-month, the Monthly Deduction will also vary.

The Monthly Deduction has four components:

        ->        a cost of insurance charge for the Policy;
        ->        a $10 monthly administrative charge;
        ->        charges for any riders; and
        ->        any charges for a substandard premium class rating.

COST OF INSURANCE. We assess a monthly cost of insurance charge to compensate us for underwriting the death benefit. The charge depends on a number of variables (age, sex, premium class, and Specified Amount) that would cause it to vary from Policy to Policy and from Monthly Date to Monthly Date.

We calculate the cost of insurance charge separately for the initial Specified Amount and for any increase in Specified Amount. If we approve an increase in your Policy's Specified Amount, then a different premium class (and a different cost of insurance charge) may apply to the increase, based on the Insured's circumstances at the time of the increase.

COST OF               The COST OF INSURANCE CHARGE is equal to:
INSURANCE
CHARGE -> the monthly cost of insurance rate; MULTIPLIED BY -> the net amount at risk for your Policy on the
                              Monthly Date.

                      The NET AMOUNT AT RISK is equal to:

                           -> the death benefit at the beginning of the month;
                              DIVIDED BY
                           -> 1.0024663 (1.0032737 for Policies issued in
                              Florida) which is a "risk rate divisor" (a factor that reduces the net amount at risk, for purposes of computing the cost of insurance, by taking into account assumed monthly earnings at an annual rate of 3.0% (4.0% for Policies issued in Florida)); MINUS

                           -> the Policy Value at the beginning of the month.

We base the cost of insurance rates on the Insured's age, gender, premium class and Specified Amount. The actual monthly cost of insurance rates are based on our expectations as to future mortality experience. The rates will never be greater than the guaranteed amount stated in your Policy. These guaranteed rates are based on the 1980 Commissioner's Standard Ordinary (C.S.O.) Mortality Tables and the Insured's age and premium class. For standard premium classes, these guaranteed rates will never be greater than the rates in the 1980 C.S.O. tables.

MONTHLY ADMINISTRATIVE CHARGE. Each month we deduct a $10 monthly administrative charge to compensate us for expenses such as record keeping, processing death benefit claims and Policy changes, and overhead costs. This charge will not exceed $10 per month.

CHARGES FOR RIDERS. The Monthly Deduction includes charges for any supplemental insurance benefits you add to your Policy by rider. See "Supplemental Benefits and Riders."

CHARGES FOR A SUBSTANDARD PREMIUM CLASS RATING. The Monthly Deduction includes a charge we apply if our underwriting places the Insured in a substandard premium class rating.

MORTALITY AND EXPENSE RISK CHARGE

We deduct a daily charge from each Subaccount (not the Fixed Account) to compensate us for certain mortality and expense risks we assume. The mortality risk is that an Insured will live for a shorter time than we project. The expense risk is that the expenses that we incur will exceed the administrative charge limits we set in the Policy. This charge is equal to:

        o         the assets in each Subaccount, MULTIPLIED BY
        o 0.00002047, which is the daily portion of the annual mortality and expense risk charge rate of 0.75% during all Policy Years.

If this charge does not cover our actual costs, we absorb the loss. Conversely, if the charge more than covers actual costs, the excess is added to our surplus. We expect to profit from this charge and may use such profits for any lawful purpose including covering distribution expenses.

SURRENDER AND WITHDRAWAL CHARGES


SURRENDER CHARGE. If you fully surrender your Policy during the first 19 Policy Years, we deduct a surrender charge from your Policy Value and pay the remaining amount (less any outstanding Indebtedness) to you. The payment you receive is called the Cash Surrender Value. The surrender charge varies based on your age, sex, premium class, and initial Specified Amount. The highest surrender charge on any Policy occurs in the first Policy Year or the first year following an increase in the Specified Amount. An increase in the Specified Amount will increase the surrender charge, but a decrease in the Specified Amount will not result in a decrease in the surrender charge. The maximum surrender charge for any Insured is $58 per $1,000 of Specified Amount.


The table below provides the maximum applicable surrender charges for the initial Specified Amount for selected sample Insureds. Your Policy's specifications page indicates the surrender charges applicable to your Policy. A separate surrender charge that lasts for 19 years applies to each Specified Amount increase. No surrender charges apply to withdrawals or Specified Amount decreases.

                 SURRENDER CHARGE PER $1,000 OF SPECIFIED AMOUNT; INSURED AGE 35

                              MALE                MALE              FEMALE              FEMALE
    POLICY YEAR           NON-TOBACCO           TOBACCO          NON-TOBACCO            TOBACCO
--------------------  --------------------  ---------------- -------------------- -------------------
1                            $24.00              $28.00             $22.00              $24.00
2                            $22.80              $26.60             $20.90              $22.80
3                            $21.60              $25.20             $19.80              $21.60
4                            $20.40              $23.80             $18.70              $20.40
5                            $19.20              $22.40             $17.60              $19.20
6                            $18.00              $21.00             $16.50              $18.00
7                            $16.80              $19.60             $15.40              $16.80
8                            $15.60              $18.20             $14.30              $15.60
9                            $14.40              $16.80             $13.20              $14.40
10                           $13.20              $15.40             $12.10              $13.20
11                           $12.00              $14.00             $11.00              $12.00
12                           $10.80              $12.60             $ 9.90              $10.80
13                           $ 9.60              $11.20             $ 8.80              $ 9.60
14                           $ 8.40              $ 9.80             $ 7.70              $ 8.40
15                           $ 7.20              $ 8.40             $ 6.60              $ 7.20
16                           $ 6.00              $ 7.00             $ 5.50              $ 6.00
17                           $ 4.80              $ 5.60             $ 4.40              $ 4.80
18                           $ 3.60              $ 4.20             $ 3.30              $ 3.60
19                           $ 2.40              $ 2.80             $ 2.20              $ 2.40
20                           $ 0.00              $ 0.00             $ 0.00              $ 0.00

THE SURRENDER CHARGE MAY BE SIGNIFICANT. YOU SHOULD CAREFULLY CALCULATE THIS CHARGE BEFORE YOU REQUEST A SURRENDER. Under some circumstances the level of surrender charges might result in no Cash Surrender Value available.

WITHDRAWAL CHARGE. After the first Policy Year, you may request a partial withdrawal from your Policy Value. For each withdrawal, we will deduct from your Policy Value a fee equal to the lesser of $25 or 2% of the amount withdrawn.

TRANSFER CHARGE

        o We currently allow you to make 12 transfers each Policy Year free of charge.

        o We charge $25 for the 13th and each additional transfer among the Subaccounts and Fixed Account during a Policy Year. We will not increase this charge.

        o For purposes of assessing the transfer charge, each written or telephone request is considered to be one transfer, regardless of the number of Subaccounts (or Fixed Account) affected by the transfer.

        o We deduct the transfer charge from the amount being transferred.

        o Transfers we effect to reallocate amounts on the Investment Start Date, and transfers due to dollar cost averaging, asset rebalancing, or loans, do NOT count as transfers for the purpose of assessing this charge.

PORTFOLIO EXPENSES

The value of the net assets of each Subaccount reflects the investment advisory fees and other expenses incurred by the corresponding portfolio in which the Subaccount invests. For further information, see the portfolios' prospectuses and Annual Portfolio Operating Expenses table included in the summary of this prospectus.

DEATH BENEFIT
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

DEATH BENEFIT PROCEEDS

As long as the Policy is in force, we will pay the death benefit proceeds to the primary beneficiary or a contingent beneficiary once we receive satisfactory proof of the Insured's death. We may require you to return the Policy. If the beneficiary dies before the Insured and there is no contingent beneficiary, we will pay the death benefit proceeds to the Owner or the Owner's estate. We will pay the death benefit proceeds in a lump sum or under a payment option. See "Payment Options."

DEATH BENEFIT             o    the death benefit (described below);  PLUS
PROCEEDS EQUAL:           o    any additional insurance provided by rider; MINUS
                          o    any past due Monthly Deductions; MINUS
                          o    any outstanding Indebtedness on the date of
                               death.

If all or part of the death benefit proceeds are paid in one sum, we will pay interest on this sum as required by applicable state law from the date we receive due proof of the Insured's death to the date we make payment.


An increase in the Specified Amount will increase the death benefit and a decrease in the Specified Amount will decrease the death benefit.


We may further adjust the amount of the death benefit proceeds under certain circumstances. See "Our Right to Contest the Policy," and "Misstatement of Age or Sex."

DEATH BENEFIT OPTIONS

The Policy provides two death benefit options: Increasing Option (varying death benefit), and Level Option (level death benefit). We calculate the amount available under each death benefit option as of the date of the Insured's death. After the first Policy Year, you may change death benefit options once each 12-month period.

The death benefit under         o    the Specified Amount PLUS the Policy Value
the INCREASING OPTION                on the Insured's date of death; OR
is the greater of:              o    the Policy Value on the Insured's date of
                                     death multiplied by the applicable death benefit ratio.

Under the Increasing Option, the death benefit always varies as the Policy Value varies.

The death benefit under         o    the Specified Amount on the Insured's date
the LEVEL OPTION is the              of death; or
greater of:                     o    the Policy Value on the Insured's date of
                                     death multiplied by the applicable death benefit ratio.

Under the Level Option, your death benefit does not change unless the death benefit ratio multiplied by the Policy Value is greater than the Specified Amount. Then the death benefit will vary as the Policy Value varies. The death benefit will also vary if you change the Specified Amount or Death Benefit Option.

The DEATH BENEFIT RATIO is a ratio set forth in the Federal tax code based on the Insured's age at the beginning of each Policy Year. The following table indicates the applicable death benefit ratio for different ages:

           AGE                              DEATH BENEFIT RATIO
-------------------------- -----------------------------------------------------
       40 and under                                2.50
         41 to 45                2.50 minus 0.07 for each age over age 40
         46 to 50                2.15 minus 0.06 for each age over age 45
         51 to 55                1.85 minus 0.07 for each age over age 50
         56 to 60                1.50 minus 0.04 for each age over age 55
         61 to 65                1.30 minus 0.02 for each age over age 60
         66 to 70                1.20 minus 0.01 for each age over age 65
         71 to 74                1.15 minus 0.02 for each age over age 70
         75 to 90                                  1.05
         91 to 94                1.05 minus 0.01 for each age over age 90
       95 and above                                1.00

If the Federal tax code requires us to determine the death benefit by reference to these death benefit ratios, the Policy is described as "in the corridor." An increase in the Policy Value will increase our risk, and we will increase the cost of insurance we deduct from the Policy Value.

CHANGING DEATH BENEFIT OPTIONS


After the first Policy Year, you may change death benefit options once each 12-month period. Changing the death benefit option may have tax consequences. You should consult a tax advisor before changing death benefit options. Please note the following when changing death benefit options:


     o  You must make your request in writing.

     o The effective date of the change will be the Monthly Date on or following the date when we approve your request for a change.

     o We will send you a Policy endorsement with the change to attach to your Policy.

If you change FROM INCREASING OPTION TO LEVEL OPTION:

            /check/ We may require that you provide satisfactory evidence of insurability.

            /check/ The Specified Amount will change. The new Level Option Specified Amount will equal the Increasing Option Specified Amount plus the Policy Value on the effective date of the change.

If you change FROM LEVEL OPTION TO INCREASING OPTION:

                  -> We may require that you provide satisfactory evidence of insurability.

                  -> The Specified Amount will change. The new Increasing Option Specified Amount will equal the Level Option Specified Amount less the Policy Value immediately before the change, but the new Specified Amount may not be less than the minimum Specified Amount shown on your Policy's specifications page.

EFFECTS OF WITHDRAWALS ON THE DEATH BENEFIT

If the Level Option is in effect, a withdrawal will reduce the Specified Amount by the amount of the withdrawal (not including the withdrawal fee), and will reduce the Policy Value by the amount of the withdrawal (including the withdrawal fee). The reduction in Specified Amount will be subject to the terms of the Changing the Specified Amount section below.

If the Increasing Option is in effect, a withdrawal will not affect the Specified Amount.

CHANGING THE SPECIFIED AMOUNT


You select the Specified Amount when you apply for the Policy. After the first Policy Year, you may change the Specified Amount once each 12-month period subject to the conditions described below. We will not permit any change that would result in your Policy being disqualified as a life insurance contract under Section 7702 of the Internal Revenue Code. However, changing the Specified Amount may have tax consequences and you should consult a tax advisor before doing so.


        INCREASING THE SPECIFIED AMOUNT

                  o You may increase the Specified Amount by submitting a written request and providing evidence of insurability satisfactory to us. The increase will be effective on the next Monthly Date after we approve the increase request.

                  o        The minimum increase is $10,000.

                  o Increasing the Specified Amount will increase your Minimum Monthly Premium and cause the No-Lapse Period to begin again.

                  o Increasing the Specified Amount will result in an additional surrender charge that lasts for 19 years.

                  o A different cost of insurance charge may apply to the increase in Specified Amount, based on the Insured's circumstances at the time of the increase.

        DECREASING THE SPECIFIED AMOUNT

                  o You must submit a written request to decrease the Specified Amount, but you may not decrease the Specified Amount below the minimum amount shown on your Policy specifications page.

                  o Any decrease will be effective on the next Monthly Date after we process your written request.


                  o For purposes of determining the cost of insurance charge, any decrease will first be used to reduce the most recent increase, then the next most recent increases in succession, and then the initial Specified Amount.


                  o A decrease in Specified Amount may require that a portion of Policy Value be distributed as a withdrawal in order to maintain Federal tax compliance.

                  o Decreasing the Specified Amount will not affect the Minimum Monthly Premium or the surrender charges.

PAYMENT OPTIONS

There are several ways of receiving proceeds under the death benefit and surrender provisions of the Policy, other than in a lump sum. None of these options vary with the investment performance of a Separate Account. More detailed information concerning these settlement options is available on request to our Home Office.

SURRENDERS AND PARTIAL WITHDRAWALS
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

SURRENDERS


        o You may make a written request to surrender your Policy for its Cash Surrender Value as calculated at the end of the Valuation Date when we receive your request. A surrender may have tax consequences. See "Tax Treatment of Policy Benefits."

        o The Insured must be alive and the Policy must be in force when you make your written request. A surrender is effective as of the date when we receive your written request.

                  We may require that you return the Policy.

        o If you surrender your Policy during the first 19 Policy Years (or during the first 19 years after an increase in the Specified Amount), you will incur a surrender charge that varies based on the Insured's age, gender, premium class and Specified Amount. See "Charges and Deductions -- Surrender and Withdrawal Charges."

        o Once you surrender your Policy, all coverage and other benefits under it cease and cannot be reinstated.

        o We will pay you the Cash Surrender Value in a lump sum within seven days unless you request other arrangements.

WITHDRAWALS

After the 1st Policy Year, you may request to withdraw a portion of your Policy Value subject to certain conditions.

        ->        You may make only one withdrawal per Policy Year.

        -> You must: (1) make your request in writing, and (2) request at least $500.

        -> If you request a withdrawal that would leave a Cash Surrender Value of less than $500, then we will treat it as a request to surrender your Policy.

        -> For each withdrawal, we deduct (from the remaining Policy Value) a fee equal to the lesser of $25 or 2% of the amount withdrawn. See "Charges and Deductions -- Surrender and Withdrawal Charges."

        -> You can specify the Subaccount(s) and Fixed Account from which to make the withdrawal; otherwise we will deduct the amount (including any fee) from the Subaccounts and the Fixed Account on a pro-rata basis (that is, according to the percentage of Policy Value contained in each Subaccount and the Fixed Account).

        -> We will process the withdrawal at the unit values next determined after we receive your request.

        -> We generally will pay a withdrawal request within seven days after the Valuation Date when we receive the request.

        -> Withdrawals may have tax consequences. See "Tax Treatment of Policy Benefits."

TRANSFERS
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

You may make transfers from the Subaccounts or from the Fixed Account. We determine the amount you have available for transfers at the end of the Valuation Period when we receive your transfer request. The following features apply to transfers under the Policy:

        o         You may make an unlimited number of transfers in a Policy
                  Year.

        o You may request transfers in writing (in a form we accept), or by telephone.

        o You must transfer at least $100, or, if less, the total value in the Subaccount or Fixed Account.

        o We deduct a $25 charge from the amount transferred for the 13th and each additional transfer in a Policy Year. Transfers we effect from the Premium Suspense Account, and transfers resulting from loans, dollar cost averaging, asset rebalancing, and the exchange privilege are NOT treated as transfers for purposes of the transfer charge.

        o We consider each written or telephone request to be a single transfer, regardless of the number of Subaccounts (or Fixed Account) involved.

        o We process transfers based on unit values determined at the end of the Valuation Date when we receive your transfer request.

Your Policy, as applied for and issued, will automatically receive telephone transfer privileges unless you provide other instructions. The telephone transfer privileges allow you to give authority to the registered representative or agent of record for your Policy to make telephone transfers and to change the allocation of future payments among the Subaccounts and the Fixed Account on your behalf according to your instructions. To make a telephone transfer, you may call 1-800-625-4213.

Please note the following regarding telephone transfers:

        -> We are not liable for any loss, damage, cost or expense from complying with telephone instructions we reasonably believe to be authentic. You bear the risk of any such loss.

        -> We will employ reasonable procedures to confirm that telephone instructions are genuine.

        -> Such procedures may include requiring forms of personal identification prior to acting upon telephone instructions, providing written confirmation of transactions to you, and/or tape recording telephone instructions received from you.

        -> If we do not employ reasonable confirmation procedures, we may be liable for losses due to unauthorized or fraudulent instructions.


The corresponding portfolio of any Subaccount determines its net asset value per share once daily, as of the close of the regular business session of the New York Stock Exchange ("NYSE") (usually 4:00 p.m. Eastern time), which coincides with the end of each Valuation Period. Therefore, we will process any transfer request we receive after the close of the regular business session of the NYSE, using the net asset value for each share of the applicable portfolio determined as of the close of the next regular business session of the NYSE.

EXCHANGE PRIVILEGE

At any one time, you may exercise the Exchange Privilege under your Policy which results in the transfer of the entire amount in the Separate Account to the Fixed Account, and the allocation of all future net premiums to the Fixed Account. This serves as an exchange of the Policy for the equivalent of a flexible premium fixed benefit life insurance policy. We will not assess any transfer or other charges in connection with the Exchange Privilege.

DOLLAR COST AVERAGING

You may elect to participate in a dollar cost averaging program. Dollar cost averaging is an investment strategy designed to reduce the investment risks associated with market fluctuations. The strategy spreads the allocation of your premium into the Subaccounts or Fixed Account over a period of time. This allows you to potentially reduce the risk of investing most of your premium into the Subaccounts at a time when prices are high. We do not assure the success of this strategy and the success depends on market trends. You should carefully consider your financial ability to continue the program over a long enough period of time to purchase units when their value is low as well as when it is high.

To participate in dollar cost averaging, you must place at least $5,000 in a "source account" (either the Fixed Account, AIM V.I. Government Securities Fund Subaccount, Oppenheimer Bond Fund/VA Subaccount, or the Fidelity VIP Money Market Portfolio Subaccount). There can be only one source account. Each month, we will automatically transfer equal amounts (minimum $100) from the source account to your designated "target accounts." You may have multiple target accounts.

There is no charge for dollar cost averaging. A transfer under this program is NOT considered a transfer for purposes of assessing the transfer fee.

DOLLAR COST AVERAGING        ->   we receive your written request to cancel your
WILL END IF:                      participation;
                             ->   the value in the source account is exhausted;
                             ->   you elect to participate in the asset
                                  rebalancing program.

We may modify, suspend, or discontinue the dollar cost averaging program at any time.

ASSET REBALANCING PROGRAM

We also offer an asset rebalancing program under which we will automatically transfer amounts semi-annually to maintain a particular percentage allocation among the Subaccounts. Policy Value allocated to each Subaccount will grow or decline in value at different rates. The asset rebalancing program automatically reallocates the Policy Value in the Subaccounts at the end of each semi-annual period to match your Policy's currently effective premium allocation schedule. The asset rebalancing program will transfer Policy Value from those Subaccounts that have increased in value to those Subaccounts that have declined in value (or not increased as much). Over time, this method of investing may help you buy low and sell high. The asset rebalancing program does not guarantee gains, nor does it assure that any Subaccount will not have losses. Policy Value in the Fixed Account is not available for this program.

TO PARTICIPATE IN THE           ->   you must complete an asset rebalancing
ASSET REBALANCING                    request form and submit it to us before the
PROGRAM:                             Maturity Date
                                ->   you must have a minimum Policy Value of
                                     $5,000.

If you elect asset rebalancing, it will occur on each semi-annual anniversary of the Policy Date. You may modify your allocations up to 4 times in a Policy Year. Once we receive the asset rebalancing request form, we will effect the initial rebalancing semi-annually, in accordance with the Policy's current premium allocation schedule. We will credit the amounts transferred at the unit value next determined on the dates the transfers are made. If a day on which rebalancing would ordinarily occur falls on a day on which the NYSE is closed, rebalancing will occur on the next day the NYSE is open. There is no charge for the asset rebalancing program. Any reallocation which occurs under the asset rebalancing program will NOT be counted towards the 12 free transfers allowed during each Policy Year. You can begin or end this program only once each Policy Year.

ASSET REBALANCING           ->   you elect to participate in the dollar cost
WILL END IF:                     averaging program;
                            ->   we receive your request to discontinue
                                 participation; OR
                            ->   you make a transfer to or from any Subaccount
                                 other than under a scheduled rebalancing (not including transfers in connection with loans).

We may modify, suspend, or discontinue the asset rebalancing program at any time.

LOANS
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

While the Policy is in force, you may borrow money from us using the Policy as the only collateral for the loan. A loan that is taken from, or secured by, a Policy may have tax consequences.

LOAN CONDITIONS:

        o         The MINIMUM LOAN you may take is $250.

        o The MAXIMUM LOAN you may take is 90% (100% in certain states) of the Cash Surrender Value, minus 6 months of Monthly Deductions.

        o To secure the loan, we transfer an amount equal to the loan (plus loan interest in advance) from the Separate Account and Fixed Account to the loan reserve, which is a part of the Fixed Account. Unless you specify otherwise, we will transfer the loan from the Subaccounts and the Fixed Account on a pro-rata basis.

        o Amounts in the loan reserve earn interest at an annual rate guaranteed not to be lower than 3.0% (4.0% for Policies issued in Florida). We may credit the loan reserve with an interest rate different than the rate credited to net premiums allocated to the Fixed Account.

        o We normally pay the amount of the loan within seven days after we receive a proper loan request. We may postpone payment of loans under certain conditions. See "Payments We Make."


        o We charge you a maximum interest rate of 5.66% per year on your loan. Interest is due and payable at the beginning of each Policy Year. Unpaid interest becomes part of the outstanding loan and accrues interest if it is not paid before the beginning of the next Policy Year.


        o After the 10th Policy Year, we consider certain portions of the loan amount to be preferred loans. The sum of preferred loans cannot exceed 25% of the Policy Value. We charge a maximum annual interest rate of 3.85% in advance on preferred loan amounts.


        o We cannot change the interest rate on a loan once you take the loan.


        o         You may repay all or part of your Indebtedness at any time.
                  Loan repayments must be at least $25, and must be clearly marked as "loan repayments" or they will be credited as premiums if they meet minimum premium requirements.

        o Upon each loan repayment, we will transfer an amount equal to the loan repayment from the loan reserve to the Fixed and/or Separate Account according to your current premium allocation schedule.

        o We deduct any Indebtedness from the Policy Value upon surrender, and from the death benefit proceeds payable on the Insured's death.

        o If your Indebtedness equals or exceeds the Policy Value less any applicable surrender charge, then your Policy will enter a grace period. See "Policy Lapse and Reinstatement."

EFFECT OF POLICY LOANS

A loan affects the Policy, because the death benefit proceeds and Cash Surrender Value include reductions for the amount of any Indebtedness. Repaying a loan causes the death benefit and Cash Surrender Value to increase by the amount of the repayment. As long as a loan is outstanding, we hold an amount equal to the loan in the loan reserve. This amount is not affected by the Subaccounts' investment performance and may not be credited with the interest rates accruing on the Fixed Account. Amounts transferred from the Separate Account to the loan reserve will affect the Policy Value, even if the loan is repaid, because we credit such amounts with an interest rate we declare rather than a rate of return reflecting the investment results of the Separate Account.

There are risks involved in taking a loan, including the potential for a Policy to lapse if projected earnings, taking into account outstanding loans, are not achieved. If the Policy is a "modified endowment contract" (see "Federal Tax Considerations"), then a loan will be treated as a withdrawal for

Federal income tax purposes. A loan may also have possible adverse tax consequences that could occur if a Policy lapses with loans outstanding.

We will notify you (and any assignee of record) if the sum of your Indebtedness is more than the Policy Value less any applicable surrender charge. If you do not submit a sufficient payment within 61 days from the date of the notice, your Policy may lapse. See "Policy Lapse and Reinstatement."

POLICY LAPSE AND REINSTATEMENT
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

LAPSE

Under certain conditions, your Policy may enter a 61-day grace period, and possibly lapse (terminate without value):

     o If your Policy is in the No-Lapse Period you have selected, then the Policy will enter a grace period only if on any Monthly Date the Cash Surrender Value is not enough to pay the next Monthly Deduction due, AND the sum of premiums paid minus withdrawals and Indebtedness is less than the Cumulative Minimum Monthly Premium.

     o If your Policy is not in the No-Lapse Period you have selected, then your Policy will enter a grace period if the Cash Surrender Value on any Monthly Date is not enough to pay the next Monthly Deduction due.

If you have taken a loan, then your Policy also will enter a grace period (and possibly lapse) whenever your Indebtedness reduces the Cash Surrender Value to zero.

If your Policy enters into a grace period, we will mail a notice to your last known address and to any assignee of record. The 61-day grace period begins on the date of the notice. The notice will specify the minimum payment required and the final date by which we must receive the payment to keep the Policy from lapsing. If we do not receive the specified minimum payment by the end of the grace period, all coverage under the Policy will terminate and you will receive no benefits.

REINSTATEMENT

Unless you have surrendered your Policy for its Cash Surrender Value, you may reinstate a lapsed Policy at any time within 5 years after the end of the grace period (and prior to the Maturity Date) by submitting all of the following items to us at our Home Office:

                  1.       a Written Notice requesting reinstatement;
                  2.       the Insured's written consent to reinstatement;
                  3.       evidence of insurability we deem satisfactory;
                  4.       payment or reinstatement of any Indebtedness; and
                  5. payment of enough premium to keep the Policy in force for at least 3 months.

The effective date of reinstatement will be the first Monthly Date on or next following the date we approve your application for reinstatement. We reserve the right to decline a reinstatement request.

FEDERAL TAX CONSIDERATIONS
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

The following summarizes some of the basic Federal income tax considerations associated with a Policy and does not purport to be complete or to cover all situations. THIS DISCUSSION IS NOT INTENDED AS TAX ADVICE. Please consult counsel or other qualified tax advisors for more complete information. We base this discussion on our understanding of the present Federal income tax laws as they are currently interpreted by the Internal Revenue Service (the "IRS"). Federal income tax laws and the current interpretations by the IRS may change.


TAX STATUS OF THE POLICY. A Policy must satisfy certain requirements set forth in the Internal Revenue Code ("Code") in order to qualify as a life insurance contract for Federal income tax purposes and to receive the tax treatment normally accorded life insurance contracts. The manner in which these requirements are to be applied to certain innovative features of the Policy are not directly addressed by the Code, and/or there is limited guidance as to how these requirements are to be applied. Nevertheless, we believe that a Policy should generally satisfy the applicable Code requirements. Because of the absence of pertinent interpretations of the Code requirements, there is, however, some uncertainty about the application of such requirements to the Policy. There is more uncertainty with respect to Policies issued on a substandard premium class basis and Policies with a Level One-Year Term Insurance Rider attached. If it is subsequently determined that a Policy does not satisfy the applicable requirements, we may take appropriate steps to bring the Policy into compliance with such requirements and we reserve the right to restrict Policy transactions in order to do so.


In certain circumstances, Owners of variable life insurance contracts have been considered for Federal income tax purposes to be the Owners of the assets of the Separate Account supporting their contracts due to their ability to exercise investment control over those assets. Where this is the case, the contract Owners have been currently taxed on income and gains attributable to the Separate Account assets. There is little guidance in this area, and some features of the Policies, such as the flexibility to allocate premiums and Policy Values, have not been explicitly addressed in published rulings. While we believe that the Policy does not give you investment control over Separate Account assets, we reserve the right to modify the Policy as necessary to prevent you from being treated as the Owner of the Separate Account assets supporting the Policy.

In addition, the Code requires that the investments of the Separate Account be "adequately diversified" in order to treat the Policy as a life insurance contract for Federal income tax purposes. We intend that the Separate Account, through the Portfolios, will satisfy these diversification requirements.

The following discussion assumes that the Policy will qualify as a life insurance contract for Federal income tax purposes.

TAX TREATMENT OF POLICY BENEFITS

IN GENERAL. We believe that the death benefit under a Policy should be excludible from the beneficiary's gross income. Federal, state and local transfer, and other tax consequences of Ownership or receipt of Policy proceeds depend on your circumstances and the beneficiary's circumstances. You should consult a tax advisor on these consequences.


Generally, you will not be deemed to be in constructive receipt of the Policy Value until there is a distribution. In addition, if you elect the Terminal Illness Accelerated Death Benefit, the tax consequences associated with continuing the Policy after a distribution is made are unclear. Please consult a tax advisor on these consequences. When distributions from a Policy occur, or when loans are taken out from or secured by a Policy (E.G., by assignment), then the tax consequences depend on whether the Policy is classified as a "Modified Endowment Contract." Moreover, if a loan from a Policy that is not a MEC is outstanding when the Policy is canceled or lapses, the amount of the outstanding Indebtedness will be added to the amount distributed and will be taxed accordingly.


MODIFIED ENDOWMENT CONTRACTS. Under the Code, certain life insurance contracts are classified as "Modified Endowment Contracts" ("MECs") and receive less favorable tax treatment than other life insurance contracts. The rules are too complex to be summarized here, but generally depend on the amount of premiums paid during the first seven Policy years. Certain changes in a Policy after it is issued could also cause it to be classified as a MEC. Due to the Policy's flexibility, each Policy's circumstances will determine whether the Policy is classified as a MEC. If you do not want your Policy to be classified as a MEC, you should consult a tax advisor to determine the circumstances, if any, under which your Policy would or would not be classified as a MEC.

DISTRIBUTIONS FROM MODIFIED ENDOWMENT CONTRACTS. Policies classified as MECs are subject to the following tax rules:

        o All distributions other than death benefits from a MEC, including distributions upon surrender and withdrawals, will be treated as ordinary income subject to tax up to an amount equal to the excess (if any) of the unloaned Policy Value immediately before the distribution plus prior distributions over the Owner's total investment in the Policy at that time. They will be treated as tax-free recovery of the Owner's investment in the Policy only after all such excess has been distributed. "Total investment in the Policy" means the aggregate amount of any premiums or other considerations paid for a Policy, plus any previously taxed distributions.

        o Loans taken from such a Policy (or secured by such a Policy, E.G., by assignment) are treated as distributions and taxed accordingly.

        o A 10% additional income tax penalty is imposed on the amount included in income except where the distribution or loan is made when you have attained age 59 1/2 or are disabled, or where the distribution is part of a series of substantially equal periodic payments for your life (or life expectancy) or the joint lives (or joint life expectancies) of you the beneficiary.

        o If a Policy becomes a MEC, distributions that occur during the Policy year will be taxed as distributions from a MEC.
                  In addition, distributions from a Policy within two years before it becomes a MEC will be taxed in this manner. This means that a distribution from a Policy that is not a MEC at the time when the distribution is made could later become taxable as a distribution from a MEC.

DISTRIBUTIONS FROM POLICIES THAT ARE NOT MODIFIED ENDOWMENT CONTRACTS. Distributions from a Policy that is not a MEC are generally treated first as a recovery of your investment in the Policy, and as taxable income after the recovery of all investment in the Policy. However, certain distributions which must be made in order to enable the Policy to continue to qualify as a life insurance contract for Federal income tax purposes if Policy benefits are reduced during the first 15 Policy Years may be treated in whole or in part as ordinary income subject to tax.


Loans from or secured by a Policy that is not a MEC are generally not treated as distributions. However, there is some uncertainty as to the tax treatment of a Preferred Loan under a Policy that is not a MEC and you should consult a tax advisor on this point.


Finally, neither distributions from nor loans from (or secured by) a Policy that is not a MEC are subject to the 10% additional tax.

DEDUCTIBILITY OF POLICY LOAN INTEREST. In general, interest you pay on a loan from a Policy will not be deductible. Before taking out a Policy loan, you should consult a tax advisor as to the tax consequences.

MULTIPLE POLICIES. All MECs that we issue (or that our affiliates issue) to the same Owner during any calendar year are treated as one MEC for purposes of determining the amount includible in the Owner's income when a taxable distribution occurs.

BUSINESS USES OF THE POLICY. The Policy may be used in various arrangements, including nonqualified deferred compensation or salary continuance plans, split dollar insurance plans, executive bonus plans, retiree medical benefit plans and others. The tax consequences of such plans and business uses of the Policy may vary depending on the particular facts and circumstances of each individual arrangement and business uses of the Policy. Therefore, if you are contemplating using the Policy in any arrangement the value of which depends in part on its tax consequences, you should be sure to consult a tax advisor as to tax attributes of the arrangement.


POSSIBLE TAX LAW CHANGES. While the likelihood of legislative or other changes is uncertain, there is always a possibility that the tax treatment of the Policy could change by legislation or otherwise. It is even possible that any legislative change could be retroactive (effective prior to the date of the change). Consult a tax advisor with respect to legislative developments and their effect on the Policy.


OTHER POLICY INFORMATION
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

OUR RIGHT TO CONTEST THE POLICY

In issuing this Policy, we rely on all statements made by or for you and/or the Insured in the application or in a supplemental application. Therefore, if you make any material misrepresentation of a fact in the application (or any supplemental application), then we may contest the Policy's validity or may resist a claim under the Policy.

In the absence of fraud or non-payment of Monthly Deduction, we cannot bring any legal action to contest the validity of the Policy after the Policy has been in force during the Insured's lifetime for two years after:

                  (a)      the Policy Date;
                  (b) the effective date of any increase in the Specified Amount (and then only for the increased amount); or
                  (c)      the effective date of any reinstatement.

SUICIDE EXCLUSION

If the Insured commits suicide, while sane or insane, within two years of the Policy Date, the Policy will terminate and our liability is limited to an amount equal to the premiums paid, less any Indebtedness, and less any withdrawals previously paid.

If the Insured commits suicide, while sane or insane, within two years from the effective date of any increase in the Specified Amount, the Policy will terminate and our liability for the amount of increase will be limited to the cost of insurance for the increase.

Certain states may require suicide exclusion provisions that differ from those stated here.

MISSTATEMENT OF AGE OR SEX

If the Insured's age or sex was stated incorrectly in the application, we will adjust the death benefit proceeds to the amount that would have been payable at the correct age and sex based on the most recent deduction for cost of insurance.

MODIFYING THE POLICY

Any modification or waiver of our rights or requirements under this Policy must be in writing and signed by our president, a vice president, our secretary, or one of our officers. No agent may bind us by making any promise not contained in this Policy.

Upon notice to you, we may modify the Policy:

        -> to conform the Policy, our operations, or the Separate Account's operations to the requirements of any law (or regulation issued by a government agency) to which the Policy, our Company or the Separate Account is subject; or

        -> to assure continued qualification of the Policy as a life insurance contract under the Federal tax laws; or

        ->        to reflect a change in the Separate Account's operation.

If we modify the Policy, we will make appropriate endorsements to the Policy. If any provision of the Policy conflicts with the laws of a jurisdiction that govern the Policy, we reserve the right to amend the provision to conform with such laws.

PAYMENTS WE MAKE

We usually pay the amounts of any surrender, withdrawal, death benefit, or settlement options within seven business days after we receive all applicable Written Notices and/or due proofs of death. However, we can postpone such payments if:

        o the NYSE is closed, other than customary weekend and holiday closing, or trading on the NYSE is restricted as determined by the Securities and Exchange Commission (SEC); OR

        o the SEC permits, by an order or less formal interpretation (E.G., no-action letter), the postponement of any payment for the protection of Owners; OR

        o the SEC determines that an emergency exists that would make the disposal of securities held in the Separate Account or the determination of their value is not reasonably practicable.

We have the right to defer payment of amounts from the Fixed Account for up to 6 months.

If you have submitted a recent check or draft, we have the right to defer payment of surrenders, withdrawals, death benefit proceeds, or payments under a payment option until such check or draft has been honored.

REPORTS TO OWNERS

At least once each year, or more often as required by law, we will mail to Owners at their last known address a report showing the following information as of the end of the report period:

      /check/      the current Policy Value
      /check/      the current Cash Surrender Value
      /check/      the current death benefit
      /check/      any activity since the last report (E.G., premiums paid,
                   withdrawals, deductions, loans or loan repayments, and other transactions)
      /check/      any other information required by law

RECORDS

We will maintain all records relating to the Separate Account and the Fixed Account at our Home Office.

POLICY TERMINATION

Your Policy will terminate on the earliest of:

                  o        the Maturity Date;
                  o the end of the grace period without a sufficient payment;
                  o        the date the Insured dies; or
                  o        the date you surrender the Policy.

SUPPLEMENTAL BENEFITS AND RIDERS


The following supplemental benefits and riders are available under the Policy. We deduct any monthly charges for these benefits and riders from Policy Value as part of the Monthly Deduction. The benefits and riders available (which are summarized below) provide fixed benefits that do not vary with the investment experience of the Separate Account. For each Policy, we automatically provide the supplemental benefits listed below. You may elect to add one or more of the riders listed below at any time, subject to certain limitations. We may require underwriting for certain riders. Your agent can help you determine whether certain of the riders are suitable for you. Please contact us for further details on these supplemental benefits and riders.


SUPPLEMENTAL BENEFITS

     /check/ EXTENDED MATURITY DATE: Extends the Maturity Date past the original Maturity Date. You must make a written request for this benefit (and we must receive it) within 30 days prior to the original Maturity Date.

     /check/ TERMINAL ILLNESS ACCELERATED BENEFIT: You may elect to receive a portion of the death benefit proceeds in a "single sum benefit" if the Insured has incurred a terminal condition while the Policy is in force. Payment of any amounts under this benefit will result in reductions in your Policy Value, Specified Amount, and certain Policy benefits.

RIDERS


        o WAIVER OF PREMIUM BENEFIT: Waives the initial planned premium if the Insured becomes totally and permanently disabled for at least six consecutive months prior to the Policy anniversary following the Insured's 60th birthday.


        o WAIVER OF MONTHLY DEDUCTION: Waives the Monthly Deduction if the Insured becomes totally and permanently disabled for at least six consecutive months prior to the Policy anniversary following the Insured's 60th birthday.

        o LEVEL ONE-YEAR TERM INSURANCE: Provides one-year renewable term insurance on the Insured.

        o ADDITIONAL INSURED'S LEVEL ONE-YEAR TERM INSURANCE: Provides one-year renewable term insurance on an additional Insured.

        o ACCIDENTAL DEATH BENEFIT: Provides for payment of an additional benefit if the Insured dies due to and within 90 days of an accidental injury that occurred on or before the Policy anniversary when the Insured is age 65.

        o GUARANTEED INSURABILITY BENEFIT: Provides options to purchase additional insurance without evidence of insurability.

        o INCOME REPLACEMENT BENEFIT: Provides a monthly benefit to the beneficiary for a period of 20 years upon the Insured's death. In addition, a lump sum benefit of 100 times the monthly benefit is paid 20 years after the Insured's death.

        o MONTHLY BENEFIT: Provides a monthly benefit to the beneficiary upon the Insured's death.

        o DISABILITY INCOME/WAIVER OF PREMIUM BENEFIT: Provides a disability income benefit and waiver of premium benefit in the event of the Insured's total and permanent disability for at least six consecutive months prior to the Policy anniversary following the Insured's 60th birthday.

        o CHILDREN'S BENEFIT: Provides level term insurance on each of the Insured's dependent children, until their 25th birthday.

PERFORMANCE DATA
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

HYPOTHETICAL ILLUSTRATIONS BASED ON ADJUSTED HISTORIC PORTFOLIO PERFORMANCE


In order to demonstrate how the actual investment experience of the portfolios could have affected the death benefit, Policy Value and Cash Surrender Value of the Policy, we may provide hypothetical illustrations using the actual investment experience of each portfolio since its inception. THESE HYPOTHETICAL ILLUSTRATIONS ARE DESIGNED TO SHOW THE PERFORMANCE THAT COULD HAVE RESULTED IF THE POLICY HAD BEEN IN EXISTENCE DURING THE PERIOD ILLUSTRATED AND ARE NOT INDICATIVE OF FUTURE PERFORMANCE.

The values we illustrate for death benefit, Policy Value and Cash Surrender Value take into account all applicable charges and deductions from the Policy (current and guaranteed), the Separate Account and the portfolios. We have not deducted premium taxes or charges for any riders. These charges would lower the performance figures significantly if reflected.

The following example shows how the hypothetical net return of the Janus Aspen Growth Portfolio would have affected benefits for a Policy dated January 1, 1994. This example assumes that the net premiums and related Policy Values were in the Subaccount for the entire period and that the values were determined on the first Valuation Date following January 1st of each year.

                          JANUS ASPEN GROWTH PORTFOLIO
                    Male, Issue Age 35, $1,080 Annual Premium
                    ($100,000 Specified Amount, Tobacco Risk)
                               Level Death Benefit
                 Both Current and Guaranteed Costs and Expenses


                                                  POLICY VALUE          CASH SURRENDER VALUE
                                              ----------------------   ------------------------
POLICY ANNIVERSARY ON JANUARY 1 OF            CURRENT     GUARANTEED   CURRENT       GUARANTEED
----------------------------------            -------     ----------   -------       ----------
1995                                            $655          $653          $0            $0
1996*                                         $1,706        $1,702          $0            $0
1997*                                         $2,747        $2,739        $227          $219
1998*                                         $4,095        $4,085      $1,715        $1,705
1999*                                         $6,338        $6,322      $4,098        $4,082

*For each year shown, benefits and values reflect only premiums paid during previous Policy Years.


The following example shows how the hypothetical net return of the Janus
Aspen Worldwide Growth Portfolio would have affected benefits for a Policy dated January 1, 1994. This example assumes that the net premium and related Policy Values were in the Subaccount for the entire period and that the values were determined on the first Valuation Date following January 1st of each year.

                     JANUS ASPEN WORLDWIDE GROWTH PORTFOLIO
                    Male, Issue Age 35, $1,080 Annual Premium
                    ($100,000 Specified Amount, Tobacco Risk)
                               Level Death Benefit
                 Both Current and Guaranteed Costs and Expenses


                                                  POLICY VALUE          CASH SURRENDER VALUE
                                              ----------------------   ------------------------
POLICY ANNIVERSARY ON JANUARY 1 OF            CURRENT     GUARANTEED   CURRENT       GUARANTEED
----------------------------------            -------     ----------   -------       ----------
1995                                            $645          $643          $0            $0
1996*                                         $1,653        $1,648          $0            $0
1997*                                         $2,943        $2,935        $423          $415
1998*                                         $4,312        $4,302      $1,932        $1,922
1999*                                         $6,289        $6,274      $4,049        $4,034

*For each year shown, benefits and values reflect only premiums paid during previous Policy Years.

The following example shows how the hypothetical net return of the Janus Aspen Balanced Portfolio would have affected benefits for a Policy dated January 1, 1994. This example assumes that the net premium and related Policy Values were in the Subaccount for the entire period and that the values were determined on the first Valuation Date following January 1st of each year.

                         JANUS ASPEN BALANCED PORTFOLIO
                    Male, Issue Age 35, $1,080 Annual Premium
                    ($100,000 Specified Amount, Tobacco Risk)
                               Level Death Benefit
                 Both Current and Guaranteed Costs and Expenses


                                                  POLICY VALUE          CASH SURRENDER VALUE
                                              ----------------------   ------------------------
POLICY ANNIVERSARY ON JANUARY 1 OF            CURRENT     GUARANTEED   CURRENT       GUARANTEED
----------------------------------            -------     ----------   -------       ----------
1995                                            $640          $638          $0            $0
1996*                                         $1,608        $1,603          $0            $0
1997*                                         $2,577        $2,569         $57           $49
1998*                                         $3,865        $3,856      $1,485        $1,476
1999*                                         $5,963        $5,948      $3,723        $3,708

*For each year shown, benefits and values reflect only premiums paid during previous Policy Years.


The following example shows how the hypothetical net return of the Janus Aspen Capital Appreciation Portfolio would have affected benefits for a Policy dated January 1, 1998. This example assumes that the net premium and related Policy Values were in the Subaccount for the entire period and that the values were determined on the first Valuation Date following January 1st of each year.

                   JANUS ASPEN CAPITAL APPRECIATION PORTFOLIO
                    Male, Issue Age 35, $1,080 Annual Premium
                    ($100,000 Specified Amount, Tobacco Risk)
                               Level Death Benefit
                 Both Current and Guaranteed Costs and Expenses


                                                  POLICY VALUE          CASH SURRENDER VALUE
                                              ----------------------   ------------------------
POLICY ANNIVERSARY ON JANUARY 1 OF            CURRENT     GUARANTEED   CURRENT       GUARANTEED
----------------------------------            -------     ----------   -------       ----------
1999                                          $1,113        $1,110          $0            $0

The following example shows how the hypothetical net return of the Janus Aspen Aggressive Growth Portfolio would have affected benefits for a Policy dated January 1, 1994. This example assumes that the net premium and related Policy Values were in the Subaccount for the entire period and that the values were determined on the first Valuation Date following January 1st of each year.

                     JANUS ASPEN AGGRESSIVE GROWTH PORTFOLIO
                    Male, Issue Age 35, $1,080 Annual Premium
                    ($100,000 Specified Amount, Tobacco Risk)
                               Level Death Benefit
                 Both Current and Guaranteed Costs and Expenses


                                                  POLICY VALUE          CASH SURRENDER VALUE
                                              ----------------------   ------------------------
POLICY ANNIVERSARY ON JANUARY 1 OF            CURRENT     GUARANTEED   CURRENT       GUARANTEED
----------------------------------            -------     ----------   -------       ----------
1995                                            $766          $764          $0            $0
1996*                                         $1,808        $1,803          $0            $0
1997*                                         $2,594        $2,587         $74           $67
1998*                                         $3,568        $3,560      $1,188        $1,180
1999*                                         $5,565        $5,551      $3,325        $3,311

*For each year shown, benefits and values reflect only premiums paid during previous Policy Years.

The following example shows how the hypothetical net return of the AIM V.I. Value Fund would have affected benefits for a Policy dated January 1, 1994. This example assumes that the net premium and related Policy Values were in the Subaccount for the entire period and that the values were determined on the first Valuation Date following January 1st of each year.

                               AIM V.I. VALUE FUND
                    Male, Issue Age 35, $1,080 Annual Premium
                    ($100,000 Specified Amount, Tobacco Risk)
                               Level Death Benefit
                 Both Current and Guaranteed Costs and Expenses


                                                  POLICY VALUE          CASH SURRENDER VALUE
                                              ----------------------   ------------------------
POLICY ANNIVERSARY ON JANUARY 1 OF            CURRENT     GUARANTEED   CURRENT       GUARANTEED
----------------------------------            -------     ----------   -------       ----------
1995                                            $666          $664          $0            $0
1996*                                         $1,810        $1,805          $0            $0
1997*                                         $2,780        $2,772        $260          $252
1998*                                         $4,169        $4,159      $1,789        $1,779
1999*                                         $6,277        $6,262      $4,037        $4,022

*For each year shown, benefits and values reflect only premiums paid during previous Policy Years.

The following example shows how the hypothetical net return of the AIM V.I. Capital Appreciation Fund would have affected benefits for a Policy dated January 1, 1994. This example assumes that the net premium and related Policy Values were in the Subaccount for the entire period and that the values were determined on the first Valuation Date following January 1st of each year.

                       AIM V.I. CAPITAL APPRECIATION FUND
                    Male, Issue Age 35, $1,080 Annual Premium
                    ($100,000 Specified Amount, Tobacco Risk)
                               Level Death Benefit
                 Both Current and Guaranteed Costs and Expenses

                                                  POLICY VALUE          CASH SURRENDER VALUE
                                              ----------------------   ------------------------
POLICY ANNIVERSARY ON JANUARY 1 OF            CURRENT     GUARANTEED   CURRENT       GUARANTEED
----------------------------------            -------     ----------   -------       ----------
1995                                            $653          $651          $0            $0
1996*                                         $1,785        $1,780          $0            $0
1997*                                         $2,817        $2,809        $297          $289
1998*                                         $3,849        $3,840      $1,469        $1,460
1999*                                         $5,251        $5,238      $3,011        $2,998

*For each year shown, benefits and values reflect only premiums paid during previous Policy Years.

The following example shows how the hypothetical net return of the AIM V.I. Growth Fund would have affected benefits for a Policy dated January 1, 1994. This example assumes that the net premium and related Policy Values were in the Subaccount for the entire period and that the values were determined on the first Valuation Date following January 1st of each year.

                              AIM V.I. GROWTH FUND
                    Male, Issue Age 35, $1,080 Annual Premium
                    ($100,000 Specified Amount, Tobacco Risk)
                               Level Death Benefit
                 Both Current and Guaranteed Costs and Expenses

                                                  POLICY VALUE          CASH SURRENDER VALUE
                                              ----------------------   ------------------------
POLICY ANNIVERSARY ON JANUARY 1 OF            CURRENT     GUARANTEED   CURRENT       GUARANTEED
----------------------------------            -------     ----------   -------       ----------
1995                                            $613          $611          $0            $0
1996*                                         $1,717        $1,712          $0            $0
1997*                                         $2,751        $2,743        $231          $223
1998*                                         $4,245        $4,235      $1,865        $1,855
1999*                                         $6,463        $6,447      $4,223        $4,207

*For each year shown, benefits and values reflect only premiums paid during previous Policy Years.

The following example shows how the hypothetical net return of the AIM V.I. International Equity Fund would have affected benefits for a Policy dated January 1, 1994. This example assumes that the net premium and related Policy Values were in the Subaccount for the entire period and that the values were determined on the first Valuation Date following January 1st of each year.

                       AIM V.I. INTERNATIONAL EQUITY FUND
                    Male, Issue Age 35, $1,080 Annual Premium
                    ($100,000 Specified Amount, Tobacco Risk)
                               Level Death Benefit
                 Both Current and Guaranteed Costs and Expenses

                                                  POLICY VALUE          CASH SURRENDER VALUE
                                              ----------------------   ------------------------
POLICY ANNIVERSARY ON JANUARY 1 OF            CURRENT     GUARANTEED   CURRENT       GUARANTEED
----------------------------------            -------     ----------   -------       ----------
1995                                            $620          $618          $0            $0
1996*                                         $1,476        $1,471          $0            $0
1997*                                         $2,511        $2,504          $0            $0
1998*                                         $3,287        $3,279        $907          $899
1999*                                         $4,430        $4,418      $2,190        $2,178

*For each year shown, benefits and values reflect only premiums paid during previous Policy Years.

The following example shows how the hypothetical net return of the AIM V.I. Government Securities Fund would have affected benefits for a Policy dated January 1, 1994. This example premium and related Policy Values were in the Subaccount for the entire period and that the values were determined on the first Valuation Date following January 1st of each year.

                       AIM V.I. GOVERNMENT SECURITIES FUND
                    Male, Issue Age 35, $1,080 Annual Premium
                    ($100,000 Specified Amount, Tobacco Risk)
                               Level Death Benefit
                 Both Current and Guaranteed Costs and Expenses

                                                  POLICY VALUE          CASH SURRENDER VALUE
                                              ----------------------   ------------------------
POLICY ANNIVERSARY ON JANUARY 1 OF            CURRENT     GUARANTEED   CURRENT       GUARANTEED
----------------------------------            -------     ----------   -------       ----------
1995                                            $603          $601          $0            $0
1996*                                         $1,432        $1,427          $0            $0
1997*                                         $2,065        $2,058          $0            $0
1998*                                         $2,846        $2,839        $466          $459
1999*                                         $3,643        $3,633      $1,403        $1,393

*For each year shown, benefits and values reflect only premiums paid during previous Policy Years.

The following example shows how the hypothetical net return of the Oppenheimer Main Street Growth & Income Fund/VA would have affected benefits for a Policy dated January 1, 1996. This example assumes that the net premium and related Policy Values were in the Subaccount for the entire period and that the values were determined on the first Valuation Date following January 1st of each year.

                 OPPENHEIMER MAIN STREET GROWTH & INCOME FUND/VA
                    Male, Issue Age 35, $1,080 Annual Premium
                    ($100,000 Specified Amount, Tobacco Risk)
                               Level Death Benefit
                 Both Current and Guaranteed Costs and Expenses


                                                  POLICY VALUE          CASH SURRENDER VALUE
                                              ----------------------   ------------------------
POLICY ANNIVERSARY ON JANUARY 1 OF            CURRENT     GUARANTEED   CURRENT       GUARANTEED
----------------------------------            -------     ----------   -------       ----------
1996                                            $899          $897          $0            $0
1998*                                         $2,062        $2,057          $0            $0
1999*                                         $2,776        $2,768        $256          $248

*For each year shown, benefits and values reflect only premiums paid during previous Policy Years.


The following example shows how the hypothetical net return of the Oppenheimer Multiple Strategies Fund/VA would have affected benefits for a Policy dated January 1, 1989. This example assumes that the net premium and related Policy Values were in the Subaccount for the entire period and that the values were determined on the first Valuation Date following January 1st of each year.

                     OPPENHEIMER MULTIPLE STRATEGIES FUND/VA
                    Male, Issue Age 35, $1,080 Annual Premium
                    ($100,000 Specified Amount, Tobacco Risk)
                               Level Death Benefit
                 Both Current and Guaranteed Costs and Expenses


                                                  POLICY VALUE          CASH SURRENDER VALUE
                                              ----------------------   ------------------------
POLICY ANNIVERSARY ON JANUARY 1 OF            CURRENT     GUARANTEED   CURRENT       GUARANTEED
----------------------------------            -------     ----------   -------       ----------
1990                                             $761          $759          $0            $0
1991*                                          $1,342        $1,337          $0            $0
1992*                                          $2,296        $2,289          $0            $0
1993*                                          $3,121        $3,114        $741          $734
1994*                                          $4,256        $4,246      $2,016        $2,006
1995*                                          $4,782        $4,625      $2,682        $2,525
1996*                                          $6,567        $6,203      $4,607        $4,243
1997*                                          $8,260        $7,662      $6,440        $5,842
1998*                                         $10,323        $9,440      $8,643        $7,760
1999*                                         $11,530       $10,404      $9,990        $8,864

*For each year shown, benefits and values reflect only premiums paid during previous Policy Years.

The following example shows how the hypothetical net return of the Oppenheimer Bond Fund/VA would have affected benefits for a Policy dated January 1, 1989. This example assumes that the net premium and related Policy Values were in the Subaccount for the entire period and that the values were determined on the first Valuation Date following January 1st of each year.

                            OPPENHEIMER BOND FUND/VA
                    Male, Issue Age 35, $1,080 Annual Premium
                    ($100,000 Specified Amount, Tobacco Risk)
                               Level Death Benefit
                 Both Current and Guaranteed Costs and Expenses


                                                  POLICY VALUE          CASH SURRENDER VALUE
                                              ----------------------   ------------------------
POLICY ANNIVERSARY ON JANUARY 1 OF            CURRENT     GUARANTEED   CURRENT       GUARANTEED
----------------------------------            -------     ----------   -------       ----------
1990                                            $741          $739          $0            $0
1991*                                         $1,473        $1,469          $0            $0
1992*                                         $2,454        $2,447          $0            $0
1993*                                         $3,212        $3,204        $832          $824
1994*                                         $4,246        $4,235      $2,006        $1,995
1995*                                         $4,772        $4,616      $2,672        $2,516
1996*                                         $6,313        $5,958      $4,353        $3,998
1997*                                         $7,210        $6,670      $5,390        $4,850
1998*                                         $8,464        $7,695      $6,784        $6,015
1999*                                         $9,567        $8,557      $8,027        $7,017

*For each year shown, benefits and values reflect only premiums paid during previous Policy Years.


The following example shows how the hypothetical net return of the Oppenheimer Strategic Bond Fund/VA would have affected benefits for a Policy dated January 1, 1994. This example assumes that the net premium and related Policy Values were in the Subaccount for the entire period and that the values were determined on the first Valuation Date following January 1st of each year.

                       OPPENHEIMER STRATEGIC BOND FUND/VA
                    Male, Issue Age 35, $1,080 Annual Premium
                    ($100,000 Specified Amount, Tobacco Risk)
                               Level Death Benefit
                 Both Current and Guaranteed Costs and Expenses


                                                  POLICY VALUE          CASH SURRENDER VALUE
                                              ----------------------   ------------------------
POLICY ANNIVERSARY ON JANUARY 1 OF            CURRENT     GUARANTEED   CURRENT       GUARANTEED
----------------------------------            -------     ----------   -------       ----------
1995                                            $602          $600          $0            $0
1996*                                         $1,428        $1,424          $0            $0
1997*                                         $2,278        $2,271          $0            $0
1998*                                         $3,092        $3,085        $712          $705
1999*                                         $3,721        $3,712      $1,481        $1,472

*For each year shown, benefits and values reflect only premiums paid during previous Policy Years.

The following example shows how the hypothetical net return of the Oppenheimer High Income Fund/VA would have affected benefits for a Policy dated January 1, 1989. This example assumes that the net premium and related Policy Values were in the Subaccount for the entire period and that the values were determined on the first Valuation Date following January 1st of each year.

                         OPPENHEIMER HIGH INCOME FUND/VA
                    Male, Issue Age 35, $1,080 Annual Premium
                    ($100,000 Specified Amount, Tobacco Risk)
                               Level Death Benefit
                 Both Current and Guaranteed Costs and Expenses


                                                  POLICY VALUE          CASH SURRENDER VALUE
                                              ----------------------   ------------------------
POLICY ANNIVERSARY ON JANUARY 1 OF            CURRENT     GUARANTEED   CURRENT       GUARANTEED
----------------------------------            -------     ----------   -------       ----------
1990                                             $672          $670          $0            $0
1991*                                          $1,351        $1,347          $0            $0
1992*                                          $2,660        $2,652        $140          $132
1993*                                          $3,822        $3,813      $1,442        $1,433
1994*                                          $5,542        $5,528      $3,302        $3,288
1995*                                          $5,959        $5,802      $3,859        $3,702
1996*                                          $7,922        $7,562      $5,962        $5,602
1997*                                          $9,796        $9,207      $7,976        $7,387
1998*                                         $11,590       $10,754      $9,910        $9,074
1999*                                         $12,096       $11,081     $10,556        $9,541

*For each year shown, benefits and values reflect only premiums paid during previous Policy Years.

The following example shows how the hypothetical net return of the Fidelity VIP II Index 500 Portfolio would have affected benefits for a Policy dated January 1, 1993. This example assumes that the net premium and related Policy Values were in the Subaccount for the entire period and that the values were determined on the first Valuation Date following January 1st of each year.

                       FIDELITY VIP II INDEX 500 PORTFOLIO
                    Male, Issue Age 35, $1,080 Annual Premium
                    ($100,000 Specified Amount, Tobacco Risk)
                               Level Death Benefit
                 Both Current and Guaranteed Costs and Expenses

                                                  POLICY VALUE          CASH SURRENDER VALUE
                                              ----------------------   ------------------------
POLICY ANNIVERSARY ON JANUARY 1 OF            CURRENT     GUARANTEED   CURRENT       GUARANTEED
----------------------------------            -------     ----------   -------       ----------
1994                                            $712          $710          $0            $0
1995*                                         $1,338        $1,334          $0            $0
1996*                                         $2,713        $2,705        $193          $185
1997*                                         $4,051        $4,042      $1,671        $1,662
1998*                                         $6,143        $6,127      $3,903        $3,887
1999*                                         $8,722        $8,538      $6,622        $6,438

*For each year shown, benefits and values reflect only premiums paid during previous Policy Years.

The following example shows how the hypothetical net return of the Fidelity VIP Money Market Portfolio would have affected benefits for a Policy dated January 1, 1989. This example assumes that the net premium and related Policy Values were in the Subaccount for the entire period and that the values were determined on the first Valuation Date following January 1st of each year.

                       FIDELITY VIP MONEY MARKET PORTFOLIO
                    Male, Issue Age 35, $1,080 Annual Premium
                    ($100,000 Specified Amount, Tobacco Risk)
                               Level Death Benefit
                 Both Current and Guaranteed Costs and Expenses

                                                  POLICY VALUE          CASH SURRENDER VALUE
                                              ----------------------   ------------------------
POLICY ANNIVERSARY ON JANUARY 1 OF            CURRENT     GUARANTEED   CURRENT       GUARANTEED
----------------------------------            -------     ----------   -------       ----------
1990                                            $707          $705          $0            $0
1991*                                         $1,438        $1,434          $0            $0
1992*                                         $2,156        $2,149          $0            $0
1993*                                         $2,820        $2,813        $440          $433
1994*                                         $3,454        $3,445      $1,214        $1,205
1995*                                         $4,263        $4,101      $2,163        $2,001
1996*                                         $5,157        $4,823      $3,197        $2,863
1997*                                         $6,040        $5,516      $4,220        $3,696
1998*                                         $6,936        $6,205      $5,256        $4,525
1999*                                         $7,838        $6,877      $6,298        $5,337

*For each year shown, benefits and values reflect only premiums paid during previous Policy Years.

The following example shows how the hypothetical net return of the Fidelity VIP Growth Portfolio would have affected benefits for a Policy dated January 1, 1998. This example assumes that the net premium and related Policy Values were in the Subaccount for the entire period and that the values were determined on the first Valuation Date following January 1st of each year.

                          FIDELITY VIP GROWTH PORTFOLIO
                    Male, Issue Age 35, $1,080 Annual Premium
                    ($100,000 Specified Amount, Tobacco Risk)
                               Level Death Benefit
                 Both Current and Guaranteed Costs and Expenses

                                                  POLICY VALUE          CASH SURRENDER VALUE
                                              ----------------------   ------------------------
POLICY ANNIVERSARY ON JANUARY 1 OF            CURRENT     GUARANTEED   CURRENT       GUARANTEED
----------------------------------            -------     ----------   -------       ----------
1999                                           $956          $954         $0            $0

The following example shows how the hypothetical net return of the Fidelity VIP II Contrafund Portfolio would have affected benefits for a Policy dated January 1, 1998. This example assumes that the net Premiums and related Policy Values were in the Subaccount for the entire period and that the values were determined on the first Valuation Date following January 1st of each year.

                      FIDELITY VIP II CONTRAFUND PORTFOLIO
                    Male, Issue Age 35, $1,080 Annual Premium
                    ($100,000 Specified Amount, Tobacco Risk)
                               Level Death Benefit
                 Both Current and Guaranteed Costs and Expenses

                                                  POLICY VALUE          CASH SURRENDER VALUE
                                              ----------------------   ------------------------
POLICY ANNIVERSARY ON JANUARY 1 OF            CURRENT     GUARANTEED   CURRENT       GUARANTEED
----------------------------------            -------     ----------   -------       ----------
1999                                            $878          $876        $0            $0

The following example shows how the hypothetical net return of the Fidelity VIP III Growth & Income Portfolio would have affected benefits for a Policy dated January 1, 1998. This example assumes that the net premium and related Policy Values were in the Subaccount for the entire period and that the values were determined on the first Valuation Date following January 1st of each year.

                   FIDELITY VIP III GROWTH & INCOME PORTFOLIO
                    Male, Issue Age 35, $1,080 Annual Premium
                    ($100,000 Specified Amount, Tobacco Risk)
                               Level Death Benefit
                 Both Current and Guaranteed Costs and Expenses

                                                  POLICY VALUE          CASH SURRENDER VALUE
                                              ----------------------   ------------------------
POLICY ANNIVERSARY ON JANUARY 1 OF            CURRENT     GUARANTEED   CURRENT       GUARANTEED
----------------------------------            -------     ----------   -------       ----------
1999                                            $873          $870        $0            $0

ADDITIONAL INFORMATION
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

SALE OF THE POLICIES

The Policy will be sold by individuals who are licensed as our life insurance agents and who are also registered representatives of broker-dealers having written sales agreements for the Policy with AFSG Securities Corporation ("AFSG"), the principal underwriter of the Policy. AFSG is located at 4425 North River Blvd., NE, Cedar Rapids, IA 52402, is registered with the SEC under the Securities Exchange Act of 1934 as a broker-dealer, and is a member of the National Association of Securities Dealers, Inc. The maximum sales commission payable to our agents or other registered representatives will be approximately 90% of all premiums paid during the first Policy Year, and 2.5% of all premiums paid during Policy Years 2 through 10. In addition, certain production, persistency and managerial bonuses may be paid.

LEGAL MATTERS

Sutherland Asbill & Brennan LLP of Washington, D.C. has provided advice on certain legal matters relating to the Policy under the Federal securities laws. John D. Cleavenger, Esq., Vice President and General Counsel (Individual Division) of the Company, has passed upon all matters of Iowa law pertaining to the Policy.

LEGAL PROCEEDINGS

Like other life insurance companies, we are involved in lawsuits. In some class action and other lawsuits involving other insurers, substantial damages have been sought and/or material settlement payments have been made. We believe that there are no pending or threatened lawsuits that will adversely impact us or the Separate Account.

YEAR 2000 MATTERS

We have in place a Year 2000 Project Plan (the "Plan") to review and analyze existing hardware and software systems, as well as voice and data communications systems, to determine if they are Year 2000 compliant. As of the date of this prospectus, all of our mission-critical systems are Year 2000 compliant and ready. The Plan is continuing as scheduled, as we continue with the validation of our mission-critical and non-mission-critical systems, including revalidation testing in 1999. In addition, PFL has undertaken aggressive initiatives to test all systems that interface with any third parties and other business partners. All of these steps are aimed at allowing current operations to remain unaffected by the Year 2000 date change.

As of the date of this prospectus, we have identified and made available what we believe are the appropriate resources of hardware, people, and dollars, including the engagement of outside third parties, to ensure that the Plan will be completed.

Our actions under the Plan are intended to significantly reduce PFL's risk of a material business interruption based on the Year 2000 issues. Resolving the Year 2000 computer problem is complex and multifaceted. We cannot know conclusively whether a response plan is successful until the Year 2000 arrives (or an earlier date if the systems or equipment address Year 2000 data prior to the Year 2000). In spite of its efforts or results, PFL's ability to function unaffected to and through the Year 2000 may be adversely affected by actions, or failure to act, of third parties beyond our knowledge or control. See the portfolios' prospectuses for information on their preparation for Year 2000.

This statement is a Year 2000 Readiness Disclosure pursuant to Section 3(9) of the Year 2000 Information and Readiness Disclosure Act, 15 U.S.C. Section 1
(1998).

FINANCIAL STATEMENTS

This prospectus does not include financial statements of the Separate Account because, as of the date of this prospectus, the Separate Account had not yet commenced operations, had no assets, and had incurred no liabilities. The Company's financial statements appear at the end of this prospectus. The statutory-basis balance sheets of PFL Life Insurance Company as of December 31, 1998 and 1997, and the related statutory-basis statements of operations, changes in capital and surplus, and cash flows for each of the three years in the period ended December 31, 1998, have been audited by Ernst & Young LLP, independent accountants, whose reports thereon are set forth elsewhere herein. Such financial statements and schedules are included in this prospectus in reliance upon such reports given upon the authority of Ernst & young LLP as experts in accounting and auditing. You should distinguish the Company's financial statements from the Separate Account's financial statements and you should consider our financial statements only as bearing upon our ability to meet our obligations under the Policies.

ADDITIONAL INFORMATION ABOUT THE COMPANY

PFL is a stock life insurance Company that is a wholly owned indirect subsidiary of AEGON USA, Inc. AEGON USA, Inc. is a wholly owned indirect subsidiary of AEGON NV, a Netherlands corporation that is a publicly traded international insurance group. PFL's Home Office is located at 4333 Edgewood Road NE, Cedar Rapids, Iowa 52499.

PFL was incorporated in 1961 under Iowa law and is subject to regulation by the Iowa Commissioner of Insurance. PFL is engaged in the business of issuing life insurance policies and annuity contracts, and is licensed to do business in the District of Columbia, Guam and all states except New York. PFL submits annual statements on its operations and finances to insurance officials in all states and jurisdictions in which it does business. PFL has filed the Policy described in this prospectus with insurance officials in those jurisdictions in which the Policy is sold.

PFL intends to reinsure a portion of the risks assumed under the Policies.

PFL'S EXECUTIVE OFFICERS AND DIRECTORS

PFL is governed by a board of directors. The following tables set forth the name, address and principal occupation during the past five years of each of PFL's executive officers and directors. Each person is located at PFL Life Insurance Company, 4333 Edgewood Road, NE, Cedar Rapids, IA 52449.

                              BOARD OF DIRECTORS AND SENIOR OFFICERS
                              --------------------------------------

      NAME                    POSITION WITH PFL                  PRINCIPAL OCCUPATION DURING PAST 5 YEARS
-----------------         ------------------------        ---------------------------------------------------------
William L. Busler         Director, Chairman of the       Director, Chairman of the Board, and President
                          Board, and President

Larry N. Norman           Director, Executive Vice        Director, Executive Vice President
                          President

Patrick S. Baird          Director, Senior Vice           Executive Vice President (1995-present), Chief
                          President, and Chief            Operating Officer (1996-present), Chief Financial Officer
                          Operating Officer               (1992-1995), Vice President and Chief Tax Officer
                                                          (1984-1995) of AEGON USA.

Douglas C. Kolsrud        Director, Senior Vice           Director, Senior Vice President, Chief Investment Officer
                          President, Chief Investment     and Corporate Actuary
                          Officer and Corporate
                          Actuary

Craig D. Vermie           Director, Vice President,       Director, Vice President, Secretary and General Counsel
                          Secretary and General
                          Counsel

Robert J. Kontz           Vice President and              Vice President and Corporate Controller
                          Corporate Controller

Brenda K. Clancy          Vice President, Treasurer       Vice President, Treasurer and Chief Financial Officer
                          and Chief Financial Officer

PFL holds the Separate Account's assets physically segregated and apart from the general account. PFL maintains records of all purchases and sale of portfolio shares by each of the Subaccounts. A blanket bond in the amount of $10 million (subject to a $1 million deductible), covering directors, officers and all employees of AEGON USA, Inc. and its affiliates has been issued to PFL and its affiliates.

ILLUSTRATIONS
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

The following illustrations show how certain values under a sample Policy would change with different rates of fictional investment performance over an extended period of time. In particular, the illustrations show how the death benefit, Policy Value, and Cash Surrender Value under a Policy covering a male or female Insured of age 35 on the Policy Date in a tobacco or non-tobacco class, would change over time if the planned premiums were paid and the return on the assets in the Subaccounts were a uniform gross annual rate (before any expenses) of 0%, 6% or 12%. The tables also show how the Policy would operate if premiums accumulated at 5% interest. The tables illustrate Policy values that would result based on assumptions that you pay the premiums indicated, you do not increase your Specified Amount, and you do not make any withdrawals or Policy loans. The values under the Policy will be different from those shown even if the returns averaged 0%, 6% or 12%, but fluctuated over and under those averages throughout the years shown.

THE HYPOTHETICAL INVESTMENT RETURNS ARE PROVIDED ONLY TO ILLUSTRATE THE MECHANICS OF A HYPOTHETICAL POLICY AND DO NOT REPRESENT PAST OR FUTURE INVESTMENT RATES OF RETURN. Actual rates of return for a particular Policy may be more or less than the hypothetical investment rates of return. The actual return on your Policy Value will depend on factors such as the amounts you allocate to particular portfolios, the amounts deducted for the Policy's monthly charges, the portfolios' expense ratios, and your Policy loan and withdrawal history.

The illustrations assume that the assets in the portfolios are subject to an annual expense ratio of 0.71% of the average daily net assets. This annual expense ratio is based on the average of the expense ratios of each of the portfolios for the last fiscal year and takes into account current expense reimbursement arrangements. For information on portfolio expenses, see the Annual Portfolio Operating Expenses table in the "Policy Summary--Charges and Deductions" section of this prospectus, and see the portfolios' prospectuses .

Separate illustrations on each of the following pages reflect our current expense charge and cost of insurance charge and the higher guaranteed maximum expense charge and cost of insurance charge that we have the contractual right to charge. The illustrations assume no charges for Federal or state taxes or charges for supplemental benefits.

After deducting portfolio expenses and mortality and expense risk charges, the illustrated gross annual investment rates of return of 0%, 6% and 12% would correspond to approximate net annual rates for the Separate Account of -1.45%, 4.51% and 10.46%, respectively.

The illustrations are based on our sex distinct rates for tobacco and non-tobacco users. Upon request, we will furnish a comparable illustration based upon the proposed Insured's individual circumstances. Such illustrations may assume different hypothetical rates of return than those shown in the following illustrations.

                           PFL LIFE INSURANCE COMPANY
                    FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE
                           HYPOTHETICAL ILLUSTRATIONS
                                MALE ISSUE AGE 35

         Specified Amount $100,000                                                        Tobacco Class
          Annual Premium $1,080                                                         Level Death Benefit

                                            Using Current Cost Assumptions

                                                                              DEATH BENEFIT
                  END OF        PREMIUMS                              ASSUMING HYPOTHETICAL GROSS AND
                  POLICY       ACCUMULATED                            NET ANNUAL INVESTMENT RETURN OF
                   YEAR           AT 5%                       0.00% (Gross)  6.00% (Gross)   12.00% (Gross)
                                                              -1.45% (Net)    4.51% (Net)     10.46% (Net)
                    1            $1,134                         $100,000        $100,000        $100,000
                    2            $2,325                         $100,000        $100,000        $100,000
                    3            $3,575                         $100,000        $100,000        $100,000
                    4            $4,888                         $100,000        $100,000        $100,000
                    5            $6,266                         $100,000        $100,000        $100,000
                    6            $7,713                         $100,000        $100,000        $100,000
                    7            $9,233                         $100,000        $100,000        $100,000
                    8            $10,829                        $100,000        $100,000        $100,000
                    9            $12,504                        $100,000        $100,000        $100,000
                    10           $14,263                        $100,000        $100,000        $100,000
                    15           $24,470                        $100,000        $100,000        $100,000
                    20           $37,497                        $100,000        $100,000        $100,000
               30 (AGE 65)       $75,342                        $100,000        $100,000        $147,195
               40 (AGE 75)      $136,987                        $100,000*       $100,000        $354,281
               50 (AGE 85)      $237,401                        $100,000*       $100,000        $930,254
               60 (AGE 95)      $400,964                        $100,000*      $100,000*       $2,319,901

   END OF              POLICY VALUE                                                       CASH SURRENDER VALUE
   POLICY     ASSUMING HYPOTHETICAL GROSS AND                                       ASSUMING HYPOTHETICAL GROSS AND
    YEAR      NET ANNUAL INVESTMENT RETURN OF                                       NET ANNUAL INVESTMENT RETURN OF
              0.00% (Gross)   6.00% (Gross)  12.00% (Gross)                  0.00% (Gross)   6.00% (Gross)   12.00% (Gross)
               -1.45% (Net)    4.51% (Net)    10.46% (Net)                    -1.45% (Net)    4.51% (Net)     10.46% (Net)
      1            $627           $676            $725                             $0              $0              $0
      2           $1,227         $1,364          $1,507                            $0              $0              $0
      3           $1,796         $2,060          $2,348                            $0              $0              $0
      4           $2,330         $2,760          $3,249                            $0             $380            $869
      5           $2,829         $3,465          $4,217                           $589           $1,225          $1,977
      6           $3,434         $4,319          $5,408                          $1,334          $2,219          $3,308
      7           $4,006         $5,186          $6,699                          $2,046          $3,226          $4,739
      8           $4,540         $6,064          $8,098                          $2,720          $4,244          $6,278
      9           $5,030         $6,946          $9,609                          $3,350          $5,266          $7,929
     10           $5,480         $7,835          $11,249                         $3,940          $6,295          $9,709
     15           $7,630         $12,997         $22,623                         $6,790         $12,157          $21,783
     20           $8,716         $18,547         $40,752                         $8,716         $18,547          $40,752
 30 (AGE 65)      $6,346         $30,457        $120,652                         $6,346         $30,457         $120,652
 40 (AGE 75)       $0*           $37,713        $331,104                          $0*           $37,713         $331,104
 50 (AGE 85)       $0*           $20,128        $885,956                          $0*           $20,128         $885,956
 60 (AGE 95)       $0*             $0*         $2,296,932                         $0*             $0*          $2,296,932


*Even though the Cash Surrender Value and Policy Value are 0, the Policy would not Lapse IF the premiums paid, less withdrawals and any indebtedness, equalled or exceeded the Cumulative Minimum Monthly Premiums.


The hypothetical rates of return shown above are illustrative only and should not be deemed a representation of past or future investment rates of return. Actual rates of return may be more or less than those shown and will depend on a number of factors, including the investment allocations made by an Owner and the actual investment experience of the Portfolios. The Policy Value, Cash Surrender Value, and Death Benefit for a Policy would be different from those shown if the actual rates of return averaged 0.00%, 6.00%, and 12.00% over a period of years, but also flucutated above or below those averages for individual Policy Years. No representations can be made that these hypothetical rates of return can be achieved for any one year or sustained over any period of time.

                           PFL LIFE INSURANCE COMPANY
                    FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE
                           HYPOTHETICAL ILLUSTRATIONS
                                MALE ISSUE AGE 35

        Specified Amount $100,000                                                          Tobacco Class
            Annual Premium $1,080                                                        Level Death Benefit

                                             Using Guaranteed Cost Assumptions

                  END OF        PREMIUMS                            ASSUMING HYPOTHETICAL GROSS AND
                  POLICY       ACCUMULATED                          NET ANNUAL INVESTMENT RETURN OF
                   YEAR           AT 5%                       0.00% (Gross)  6.00% (Gross)   12.00% (Gross)
                                                              -1.45% (Net)    4.51% (Net)     10.46% (Net)
                    1            $1,134                         $100,000        $100,000        $100,000
                    2            $2,325                         $100,000        $100,000        $100,000
                    3            $3,575                         $100,000        $100,000        $100,000
                    4            $4,888                         $100,000        $100,000        $100,000
                    5            $6,266                         $100,000        $100,000        $100,000
                    6            $7,713                         $100,000        $100,000        $100,000
                    7            $9,233                         $100,000        $100,000        $100,000
                    8            $10,829                        $100,000        $100,000        $100,000
                    9            $12,504                        $100,000        $100,000        $100,000
                    10           $14,263                        $100,000        $100,000        $100,000
                    15           $24,470                        $100,000        $100,000        $100,000
                    20           $37,497                        $100,000        $100,000        $100,000
               30 (AGE 65)       $75,342                        $100,000*       $100,000        $100,127
               40 (AGE 75)      $136,987                        $100,000*      $100,000*        $237,194
               50 (AGE 85)      $237,401                        $100,000*      $100,000*        $610,110
               60 (AGE 95)      $400,964                        $100,000*      $100,000*       $1,475,849

   END OF             POLICY VALUE                                                       CASH SURRENDER VALUE
   POLICY     ASSUMING HYPOTHETICAL GROSS AND                                        ASSUMING HYPOTHETICAL GROSS AND
    YEAR      NET ANNUAL INVESTMENT RETURN OF                                         NET ANNUAL INVESTMENT RETURN OF
              0.00% (Gross)   6.00% (Gross)  12.00% (Gross)                  0.00% (Gross)   6.00% (Gross)   12.00% (Gross)
               -1.45% (Net)    4.51% (Net)    10.46% (Net)                    -1.45% (Net)    4.51% (Net)     10.46% (Net)
      1            $625           $674            $723                             $0              $0              $0
      2           $1,223         $1,360          $1,502                            $0              $0              $0
      3           $1,790         $2,054          $2,341                            $0              $0              $0
      4           $2,324         $2,754          $3,241                            $0             $374            $861
      5           $2,821         $3,456          $4,206                           $581           $1,216          $1,966
      6           $3,277         $4,156          $5,240                          $1,177          $2,056          $3,140
      7           $3,690         $4,852          $6,347                          $1,730          $2,892          $4,387
      8           $4,058         $5,541          $7,532                          $2,238          $3,721          $5,712
      9           $4,377         $6,218          $8,801                          $2,697          $4,538          $7,121
     10           $4,642         $6,879          $10,161                         $3,102          $5,339          $8,621
     15           $5,094         $9,825          $18,657                         $4,254          $8,985          $17,817
     20           $3,525         $11,494         $31,094                         $3,525         $11,494          $31,094
 30 (AGE 65)       $0*           $3,045          $82,072                          $0*            $3,045          $82,072
 40 (AGE 75)       $0*             $0*          $221,677                          $0*             $0*           $221,677
 50 (AGE 85)       $0*             $0*          $581,057                          $0*             $0*           $581,057
 60 (AGE 95)       $0*             $0*         $1,461,236                         $0*             $0*          $1,461,236


*Even though the Cash Surrender Value and Policy Value are 0, the Policy would not Lapse IF the premiums paid, less withdrawals and any indebtedness, equalled or exceeded the Cumulative Minimum Monthly Premiums.


The hypothetical rates of return shown above are illustrative only and should not be deemed a representation of past or future investment rates of return. Actual rates of return may be more or less than those shown and will depend on a number of factors, including the investment allocations made by an Owner and the actual investment experience of the Portfolios. The Policy Value, Cash Surrender Value, and Death Benefit for a Policy would be different from those shown if the actual rates of return averaged 0.00%, 6.00%, and 12.00% over a period of years, but also flucutated above or below those averages for individual Policy Years. No representations can be made that these hypothetical rates of return can be achieved for any one year or sustained over any period of time.

                           PFL LIFE INSURANCE COMPANY
                    FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE
                           HYPOTHETICAL ILLUSTRATIONS
                                MALE ISSUE AGE 35

         Specified Amount $100,000                                                 Preferred Class
           Annual Premium $1,080                                                 Level Death Benefit

                                        Using Current Cost Assumptions

                                                                         DEATH BENEFIT
              END OF        PREMIUMS                             ASSUMING HYPOTHETICAL GROSS AND
              POLICY       ACCUMULATED                           NET ANNUAL INVESTMENT RETURN OF
               YEAR           AT 5%                       0.00% (Gross)  6.00% (Gross)   12.00% (Gross)
                                                          -1.45% (Net)    4.51% (Net)     10.46% (Net)
                1            $1,134                         $100,000        $100,000        $100,000
                2            $2,325                         $100,000        $100,000        $100,000
                3            $3,575                         $100,000        $100,000        $100,000
                4            $4,888                         $100,000        $100,000        $100,000
                5            $6,266                         $100,000        $100,000        $100,000
                6            $7,713                         $100,000        $100,000        $100,000
                7            $9,233                         $100,000        $100,000        $100,000
                8            $10,829                        $100,000        $100,000        $100,000
                9            $12,504                        $100,000        $100,000        $100,000
                10           $14,263                        $100,000        $100,000        $100,000
                15           $24,470                        $100,000        $100,000        $100,000
                20           $37,497                        $100,000        $100,000        $100,000
           30 (AGE 65)       $75,342                        $100,000        $100,000        $182,533
           40 (AGE 75)      $136,987                        $100,000        $100,000        $442,127
           50 (AGE 85)      $237,401                        $100,000*       $126,625       $1,171,023
           60 (AGE 95)      $400,964                        $100,000*       $196,423       $2,985,961

   END OF                      POLICY VALUE                                              CASH SURRENDER VALUE
   POLICY            ASSUMING HYPOTHETICAL GROSS AND                                ASSUMING HYPOTHETICAL GROSS AND
    YEAR             NET ANNUAL INVESTMENT RETURN OF                                NET ANNUAL INVESTMENT RETURN OF
              0.00% (Gross)   6.00% (Gross)  12.00% (Gross)                  0.00% (Gross)   6.00% (Gross)   12.00% (Gross)
               -1.45% (Net)    4.51% (Net)    10.46% (Net)                    -1.45% (Net)    4.51% (Net)     10.46% (Net)
      1            $722           $774            $826                             $0              $0              $0
      2           $1,427         $1,576          $1,731                            $0              $0              $0
      3           $2,111         $2,403          $2,720                            $0             $243            $560
      4           $2,774         $3,256          $3,802                           $734           $1,216          $1,762
      5           $3,415         $4,136          $4,985                          $1,495          $2,216          $3,065
      6           $4,151         $5,163          $6,402                          $2,351          $3,363          $4,602
      7           $4,866         $6,226          $7,958                          $3,186          $4,546          $6,278
      8           $5,558         $7,324          $9,664                          $3,998          $5,764          $8,104
      9           $6,225         $8,457          $11,535                         $4,785          $7,017          $10,095
     10           $6,868         $9,628          $13,590                         $5,548          $8,308          $12,270
     15           $9,836         $16,248         $27,576                         $9,116         $15,528          $26,856
     20          $12,137         $24,083         $50,378                        $12,137         $24,083          $50,378
 30 (AGE 65)     $13,754         $44,097        $149,617                        $13,754         $44,097         $149,617
 40 (AGE 75)      $7,538         $72,898        $413,203                         $7,538         $72,898         $413,203
 50 (AGE 85)       $0*          $120,595       $1,115,260                         $0*           $120,595       $1,115,260
 60 (AGE 95)       $0*          $194,479       $2,956,397                         $0*           $194,479       $2,956,397


*Even though the Cash Surrender Value and Policy Value are 0, the Policy would not Lapse IF the premiums paid, less withdrawals and any indebtedness, equalled or exceeded the Cumulative Minimum Monthly Premiums.


The hypothetical rates of return shown above are illustrative only and should not be deemed a representation of past or future investment rates of return. Actual rates of return may be more or less than those shown and will depend on a number of factors, including the investment allocations made by an Owner and the actual investment experience of the Portfolios. The Policy Value, Cash Surrender Value, and Death Benefit for a Policy would be different from those shown if the actual rates of return averaged 0.00%, 6.00%, and 12.00% over a period of years, but also flucutated above or below those averages for individual Policy Years. No representations can be made that these hypothetical rates of return can be achieved for any one year or sustained over any period of time.

                           PFL LIFE INSURANCE COMPANY
                    FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE
                           HYPOTHETICAL ILLUSTRATIONS
                                MALE ISSUE AGE 35

          Specified Amount $100,000                                                Preferred Class
            Annual Premium $1,080                                                 Level Death Benefit

                                         Using Guaranteed Cost Assumptions

                                                                             DEATH BENEFIT
                  END OF        PREMIUMS                            ASSUMING HYPOTHETICAL GROSS AND
                  POLICY       ACCUMULATED                           NET ANNUAL INVESTMENT RETURN OF
                   YEAR           AT 5%                       0.00% (Gross)  6.00% (Gross)   12.00% (Gross)
                                                              -1.45% (Net)    4.51% (Net)     10.46% (Net)
                    1            $1,134                         $100,000        $100,000        $100,000
                    2            $2,325                         $100,000        $100,000        $100,000
                    3            $3,575                         $100,000        $100,000        $100,000
                    4            $4,888                         $100,000        $100,000        $100,000
                    5            $6,266                         $100,000        $100,000        $100,000
                    6            $7,713                         $100,000        $100,000        $100,000
                    7            $9,233                         $100,000        $100,000        $100,000
                    8            $10,829                        $100,000        $100,000        $100,000
                    9            $12,504                        $100,000        $100,000        $100,000
                    10           $14,263                        $100,000        $100,000        $100,000
                    15           $24,470                        $100,000        $100,000        $100,000
                    20           $37,497                        $100,000        $100,000        $100,000
               30 (AGE 65)       $75,342                        $100,000        $100,000        $159,892
               40 (AGE 75)      $136,987                        $100,000*       $100,000        $378,744
               50 (AGE 85)      $237,401                        $100,000*      $100,000*        $976,667
               60 (AGE 95)      $400,964                        $100,000*      $100,000*       $2,366,588

   END OF                    POLICY VALUE                                                 CASH SURRENDER VALUE
   POLICY            ASSUMING HYPOTHETICAL GROSS AND                                 ASSUMING HYPOTHETICAL GROSS AND
    YEAR             NET ANNUAL INVESTMENT RETURN OF                                 NET ANNUAL INVESTMENT RETURN OF
              0.00% (Gross)   6.00% (Gross)  12.00% (Gross)                  0.00% (Gross)   6.00% (Gross)   12.00% (Gross)
               -1.45% (Net)    4.51% (Net)    10.46% (Net)                    -1.45% (Net)    4.51% (Net)     10.46% (Net)
      1            $722           $774            $826                             $0              $0              $0
      2           $1,427         $1,576          $1,731                            $0              $0              $0
      3           $2,110         $2,403          $2,720                            $0             $243            $560
      4           $2,773         $3,256          $3,801                           $733           $1,216          $1,761
      5           $3,414         $4,136          $4,984                          $1,494          $2,216          $3,064
      6           $4,031         $5,041          $6,277                          $2,231          $3,241          $4,477
      7           $4,624         $5,971          $7,691                          $2,944          $4,291          $6,011
      8           $5,192         $6,928          $9,239                          $3,632          $5,368          $7,679
      9           $5,733         $7,911          $10,933                         $4,293          $6,471          $9,493
     10           $6,247         $8,921          $12,789                         $4,927          $7,601          $11,469
     15           $8,342         $14,336         $25,132                         $7,622         $13,616          $24,412
     20           $9,378         $20,236         $44,947                         $9,378         $20,236          $44,947
 30 (AGE 65)      $5,069         $31,412        $131,059                         $5,069         $31,412         $131,059
 40 (AGE 75)       $0*           $31,361        $353,967                          $0*           $31,361         $353,967
 50 (AGE 85)       $0*             $0*          $930,160                          $0*             $0*           $930,160
 60 (AGE 95)       $0*             $0*         $2,343,156                         $0*             $0*          $2,343,156

*Even though the Cash Surrender Value and Policy Value are 0, the Policy would not Lapse IF the premiums paid, less withdrawals and any indebtedness, equalled or exceeded the cumulative minimum monthly premiums.

The hypothetical rates of return shown above are illustrative only and should not be deemed a representation of past or future investment rates of return. Actual rates of return may be more or less than those shown and will depend on a number of factors, including the investment allocations made by an Owner and the actual investment experience of the Portfolios. The Policy Value, Cash Surrender Value, and Death Benefit for a Policy would be different from those shown if the actual rates of return averaged 0.00%, 6.00%, and 12.00% over a period of years, but also flucutated above or below those averages for individual Policy Years. No representations can be made that these hypothetical rates of return can be achieved for any one year or sustained over any period of time.

                           PFL LIFE INSURANCE COMPANY
                    FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE
                           HYPOTHETICAL ILLUSTRATIONS
                               FEMALE ISSUE AGE 35

       Specified Amount $100,000                                                               Tobacco Class
        Annual Premium $1,080                                                             Level Death Benefit

                                          Using Current Cost Assumptions

                                                                             DEATH BENEFIT
                  END OF        PREMIUMS                            ASSUMING HYPOTHETICAL GROSS AND
                  POLICY       ACCUMULATED                           NET ANNUAL INVESTMENT RETURN OF
                   YEAR           AT 5%                       0.00% (Gross)  6.00% (Gross)   12.00% (Gross)
                                                              -1.45% (Net)    4.51% (Net)     10.46% (Net)
                    1            $1,134                         $100,000        $100,000        $100,000
                    2            $2,325                         $100,000        $100,000        $100,000
                    3            $3,575                         $100,000        $100,000        $100,000
                    4            $4,888                         $100,000        $100,000        $100,000
                    5            $6,266                         $100,000        $100,000        $100,000
                    6            $7,713                         $100,000        $100,000        $100,000
                    7            $9,233                         $100,000        $100,000        $100,000
                    8            $10,829                        $100,000        $100,000        $100,000
                    9            $12,504                        $100,000        $100,000        $100,000
                    10           $14,263                        $100,000        $100,000        $100,000
                    15           $24,470                        $100,000        $100,000        $100,000
                    20           $37,497                        $100,000        $100,000        $100,000
               30 (AGE 65)       $75,342                        $100,000        $100,000        $170,503
               40 (AGE 75)      $136,987                        $100,000        $100,000        $413,479
               50 (AGE 85)      $237,401                        $100,000*       $108,118       $1,094,144
               60 (AGE 95)      $400,964                        $100,000*       $167,908       $2,764,668

   END OF                    POLICY VALUE                                                 CASH SURRENDER VALUE
   POLICY           ASSUMING HYPOTHETICAL GROSS AND                                  ASSUMING HYPOTHETICAL GROSS AND
    YEAR            NET ANNUAL INVESTMENT RETURN OF                                   NET ANNUAL INVESTMENT RETURN OF
              0.00% (Gross)   6.00% (Gross)  12.00% (Gross)                  0.00% (Gross)   6.00% (Gross)   12.00% (Gross)
               -1.45% (Net)    4.51% (Net)    10.46% (Net)                    -1.45% (Net)    4.51% (Net)     10.46% (Net)
      1            $696           $747            $798                             $0              $0              $0
      2           $1,366         $1,511          $1,663                            $0              $0              $0
      3           $2,008         $2,291          $2,599                            $0             $131            $439
      4           $2,621         $3,087          $3,614                           $581           $1,047          $1,574
      5           $3,202         $3,895          $4,712                          $1,282          $1,975          $2,792
      6           $3,890         $4,858          $6,047                          $2,090          $3,058          $4,247
      7           $4,546         $5,843          $7,500                          $2,866          $4,163          $5,820
      8           $5,172         $6,852          $9,086                          $3,612          $5,292          $7,526
      9           $5,769         $7,888          $10,820                         $4,329          $6,448          $9,380
     10           $6,339         $8,952          $12,720                         $5,019          $7,632          $11,400
     15           $9,012         $15,033         $25,737                         $8,292         $14,313          $25,017
     20          $11,151         $22,324         $47,097                        $11,151         $22,324          $47,097
 30 (AGE 65)     $11,250         $39,573        $139,756                        $11,250         $39,573         $139,756
 40 (AGE 75)      $4,288         $63,844        $386,429                         $4,288         $63,844         $386,429
 50 (AGE 85)       $0*          $102,969       $1,042,042                         $0*           $102,969       $1,042,042
 60 (AGE 95)       $0*          $166,245       $2,737,295                         $0*           $166,245       $2,737,295

*Even though the Cash Surrender Value and Policy Value are 0, the Policy would not Lapse IF the premiums paid, less withdrawals and any indebtedness, equalled or exceeded the cumulative minimum monthly premiums.

The hypothetical rates of return shown above are illustrative only and should not be deemed a representation of past or future investment rates of return. Actual rates of return may be more or less than those shown and will depend on a number of factors, including the investment allocations made by an Owner and the actual investment experience of the Portfolios. The Policy Value, Cash Surrender Value, and Death Benefit for a Policy would be different from those shown if the actual rates of return averaged 0.00%, 6.00%, and 12.00% over a period of years, but also flucutated above or below those averages for individual Policy Years. No representations can be made that these hypothetical rates of return can be achieved for any one year or sustained over any period of time.

                           PFL LIFE INSURANCE COMPANY
                    FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE
                           HYPOTHETICAL ILLUSTRATIONS
                               FEMALE ISSUE AGE 35

        Specified Amount $100,000                                                           Tobacco Class
           Annual Premium $1,080                                                          Level Death Benefit

                                             Using Guaranteed Cost Assumptions

                  END OF        PREMIUMS                             ASSUMING HYPOTHETICAL GROSS AND
                  POLICY       ACCUMULATED                           NET ANNUAL INVESTMENT RETURN OF
                   YEAR           AT 5%                       0.00% (Gross)  6.00% (Gross)   12.00% (Gross)
                                                              -1.45% (Net)    4.51% (Net)     10.46% (Net)
                    1            $1,134                         $100,000        $100,000        $100,000
                    2            $2,325                         $100,000        $100,000        $100,000
                    3            $3,575                         $100,000        $100,000        $100,000
                    4            $4,888                         $100,000        $100,000        $100,000
                    5            $6,266                         $100,000        $100,000        $100,000
                    6            $7,713                         $100,000        $100,000        $100,000
                    7            $9,233                         $100,000        $100,000        $100,000
                    8            $10,829                        $100,000        $100,000        $100,000
                    9            $12,504                        $100,000        $100,000        $100,000
                    10           $14,263                        $100,000        $100,000        $100,000
                    15           $24,470                        $100,000        $100,000        $100,000
                    20           $37,497                        $100,000        $100,000        $100,000
               30 (AGE 65)       $75,342                        $100,000        $100,000        $141,870
               40 (AGE 75)      $136,987                        $100,000*       $100,000        $340,749
               50 (AGE 85)      $237,401                        $100,000*      $100,000*        $887,600
               60 (AGE 95)      $400,964                        $100,000*      $100,000*       $2,170,224

    END OF                    POLICY VALUE                                                 CASH SURRENDER VALUE
   POLICY           ASSUMING HYPOTHETICAL GROSS AND                                  ASSUMING HYPOTHETICAL GROSS AND
    YEAR            NET ANNUAL INVESTMENT RETURN OF                                   NET ANNUAL INVESTMENT RETURN OF
             0.00% (Gross)   6.00% (Gross)  12.00% (Gross)                  0.00% (Gross)   6.00% (Gross)   12.00% (Gross)
               -1.45% (Net)    4.51% (Net)    10.46% (Net)                    -1.45% (Net)    4.51% (Net)     10.46% (Net)
      1            $695           $746            $797                             $0              $0              $0
      2           $1,364         $1,510          $1,661                            $0              $0              $0
      3           $2,006         $2,290          $2,598                            $0             $130            $438
      4           $2,619         $3,084          $3,611                           $579           $1,044          $1,571
      5           $3,199         $3,892          $4,709                          $1,279          $1,972          $2,789
      6           $3,745         $4,710          $5,895                          $1,945          $2,910          $4,095
      7           $4,254         $5,536          $7,177                          $2,574          $3,856          $5,497
      8           $4,727         $6,371          $8,568                          $3,167          $4,811          $7,008
      9           $5,166         $7,218          $10,080                         $3,726          $5,778          $8,640
     10           $5,569         $8,076          $11,727                         $4,249          $6,756          $10,407
     15           $7,038         $12,529         $22,560                         $6,318         $11,809          $21,840
     20           $7,383         $17,114         $39,822                         $7,383         $17,114          $39,822
 30 (AGE 65)      $3,227         $25,762        $116,287                         $3,227         $25,762         $116,287
 40 (AGE 75)       $0*           $25,598        $318,457                          $0*           $25,598         $318,457
 50 (AGE 85)       $0*             $0*          $845,333                          $0*             $0*           $845,333
 60 (AGE 95)       $0*             $0*         $2,148,737                         $0*             $0*          $2,148,737

*Even though the Cash Surrender Value and Policy Value are 0, the Policy would not Lapse IF the premiums paid, less withdrawals and any indebtedness, equalled or exceeded the cumulative minimum monthly premiums.

The hypothetical rates of return shown above are illustrative only and should not be deemed a representation of past or future investment rates of return. Actual rates of return may be more or less than those shown and will depend on a number of factors, including the investment allocations made by an Owner and the actual investment experience of the Portfolios. The Policy Value, Cash Surrender Value, and Death Benefit for a Policy would be different from those shown if the actual rates of return averaged 0.00%, 6.00%, and 12.00% over a period of years, but also flucutated above or below those averages for individual Policy Years. No representations can be made that these hypothetical rates of return can be achieved for any one year or sustained over any period of time.

                           PFL LIFE INSURANCE COMPANY
                    FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE
                           HYPOTHETICAL ILLUSTRATIONS
                               FEMALE ISSUE AGE 35

         Specified Amount $100,000                                                        Preferred Class
          Annual Premium $1,080                                                          Level Death Benefit

                                       Using Current Cost Assumptions

                                                                             DEATH BENEFIT
                  END OF        PREMIUMS                            ASSUMING HYPOTHETICAL GROSS AND
                  POLICY       ACCUMULATED                           NET ANNUAL INVESTMENT RETURN OF
                   YEAR           AT 5%                       0.00% (Gross)  6.00% (Gross)   12.00% (Gross)
                                                              -1.45% (Net)    4.51% (Net)     10.46% (Net)
                    1            $1,134                         $100,000        $100,000        $100,000
                    2            $2,325                         $100,000        $100,000        $100,000
                    3            $3,575                         $100,000        $100,000        $100,000
                    4            $4,888                         $100,000        $100,000        $100,000
                    5            $6,266                         $100,000        $100,000        $100,000
                    6            $7,713                         $100,000        $100,000        $100,000
                    7            $9,233                         $100,000        $100,000        $100,000
                    8            $10,829                        $100,000        $100,000        $100,000
                    9            $12,504                        $100,000        $100,000        $100,000
                    10           $14,263                        $100,000        $100,000        $100,000
                    15           $24,470                        $100,000        $100,000        $100,000
                    20           $37,497                        $100,000        $100,000        $100,000
               30 (AGE 65)       $75,342                        $100,000        $100,000        $191,632
               40 (AGE 75)      $136,987                        $100,000        $100,000        $466,867
               50 (AGE 85)      $237,401                        $100,000        $145,133       $1,243,001
               60 (AGE 95)      $400,964                        $100,000*       $224,579       $3,185,840

   END OF                    POLICY VALUE                                                 CASH SURRENDER VALUE
   POLICY           ASSUMING HYPOTHETICAL GROSS AND                                  ASSUMING HYPOTHETICAL GROSS AND
    YEAR            NET ANNUAL INVESTMENT RETURN OF                                   NET ANNUAL INVESTMENT RETURN OF
             0.00% (Gross)   6.00% (Gross)  12.00% (Gross)                  0.00% (Gross)   6.00% (Gross)   12.00% (Gross)
               -1.45% (Net)    4.51% (Net)    10.46% (Net)                    -1.45% (Net)    4.51% (Net)     10.46% (Net)
      1            $757           $810            $863                             $0              $0              $0
      2           $1,494         $1,647          $1,807                            $0              $0              $0
      3           $2,212         $2,513          $2,841                           $232            $533            $861
      4           $2,911         $3,410          $3,975                          $1,041          $1,540          $2,105
      5           $3,591         $4,339          $5,219                          $1,831          $2,579          $3,459
      6           $4,351         $5,402          $6,688                          $2,701          $3,752          $5,038
      7           $5,088         $6,501          $8,299                          $3,548          $4,961          $6,759
      8           $5,804         $7,640          $10,070                         $4,374          $6,210          $8,640
      9           $6,500         $8,820          $12,017                         $5,180          $7,500          $10,697
     10           $7,176         $10,045         $14,160                         $5,966          $8,835          $12,950
     15          $10,382         $17,049         $28,808                         $9,722         $16,389          $28,148
     20          $13,043         $25,499         $52,790                        $13,043         $25,499          $52,790
 30 (AGE 65)     $16,060         $47,877        $157,075                        $16,060         $47,877         $157,075
 40 (AGE 75)     $15,245         $82,420        $436,324                        $15,245         $82,420         $436,324
 50 (AGE 85)      $1,890        $138,222       $1,183,811                        $1,890         $138,222       $1,183,811
 60 (AGE 95)       $0*          $222,355       $3,154,297                         $0*           $222,355       $3,154,297

*Even though the Cash Surrender Value and Policy Value are 0, the Policy would not Lapse IF the premiums paid, less withdrawals and any indebtedness, equalled or exceeded the cumulative minimum monthly premiums.

The hypothetical rates of return shown above are illustrative only and should not be deemed a representation of past or future investment rates of return. Actual rates of return may be more or less than those shown and will depend on a number of factors, including the investment allocations made by an Owner and the actual investment experience of the Portfolios. The Policy Value, Cash Surrender Value, and Death Benefit for a Policy would be different from those shown if the actual rates of return averaged 0.00%, 6.00%, and 12.00% over a period of years, but also flucutated above or below those averages for individual Policy Years. No representations can be made that these hypothetical rates of return can be achieved for any one year or sustained over any period of time.

                           PFL LIFE INSURANCE COMPANY
                    FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE
                           HYPOTHETICAL ILLUSTRATIONS
                               FEMALE ISSUE AGE 35


       Specified Amount $100,000                                                             Preferred Class
         Annual Premium $1,080                                                             Level Death Benefit

                                     Using Guaranteed Cost Assumptions

                  END OF        PREMIUMS                              ASSUMING HYPOTHETICAL GROSS AND
                  POLICY       ACCUMULATED                            NET ANNUAL INVESTMENT RETURN OF
                   YEAR           AT 5%                       0.00% (Gross)  6.00% (Gross)   12.00% (Gross)
                                                              -1.45% (Net)    4.51% (Net)     10.46% (Net)
                    1            $1,134                         $100,000        $100,000        $100,000
                    2            $2,325                         $100,000        $100,000        $100,000
                    3            $3,575                         $100,000        $100,000        $100,000
                    4            $4,888                         $100,000        $100,000        $100,000
                    5            $6,266                         $100,000        $100,000        $100,000
                    6            $7,713                         $100,000        $100,000        $100,000
                    7            $9,233                         $100,000        $100,000        $100,000
                    8            $10,829                        $100,000        $100,000        $100,000
                    9            $12,504                        $100,000        $100,000        $100,000
                    10           $14,263                        $100,000        $100,000        $100,000
                    15           $24,470                        $100,000        $100,000        $100,000
                    20           $37,497                        $100,000        $100,000        $100,000
               30 (AGE 65)       $75,342                        $100,000        $100,000        $168,884
               40 (AGE 75)      $136,987                        $100,000*       $100,000        $406,187
               50 (AGE 85)      $237,401                        $100,000*       $100,000       $1,060,232
               60 (AGE 95)      $400,964                        $100,000*       $100,000       $2,596,489

   END OF                     POLICY VALUE                                                CASH SURRENDER VALUE
   POLICY            ASSUMING HYPOTHETICAL GROSS AND                                ASSUMING HYPOTHETICAL GROSS AND
    YEAR             NET ANNUAL INVESTMENT RETURN OF                                NET ANNUAL INVESTMENT RETURN OF

              0.00% (Gross)   6.00% (Gross)  12.00% (Gross)                  0.00% (Gross)   6.00% (Gross)   12.00% (Gross)
               -1.45% (Net)    4.51% (Net)    10.46% (Net)                    -1.45% (Net)    4.51% (Net)     10.46% (Net)
      1            $744           $797            $849                             $0              $0              $0
      2           $1,469         $1,620          $1,778                            $0              $0              $0
      3           $2,172         $2,470          $2,794                           $192            $490            $814
      4           $2,854         $3,347          $3,904                           $984           $1,477          $2,034
      5           $3,514         $4,252          $5,119                          $1,754          $2,492          $3,359
      6           $4,150         $5,183          $6,447                          $2,500          $3,533          $4,797
      7           $4,761         $6,140          $7,900                          $3,221          $4,600          $6,360
      8           $5,348         $7,127          $9,491                          $3,918          $5,697          $8,061
      9           $5,911         $8,143          $11,237                         $4,591          $6,823          $9,917
     10           $6,451         $9,191          $13,153                         $5,241          $7,981          $11,943
     15           $8,763         $14,928         $26,003                         $8,103         $14,268          $25,343
     20          $10,279         $21,510         $46,883                        $10,279         $21,510          $46,883
 30 (AGE 65)      $9,768         $37,436        $138,429                         $9,768         $37,436         $138,429
 40 (AGE 75)       $0*           $55,515        $379,614                          $0*           $55,515         $379,614
 50 (AGE 85)       $0*           $68,243       $1,009,745                         $0*           $68,243        $1,009,745
 60 (AGE 95)       $0*           $11,987       $2,570,781                         $0*           $11,987        $2,570,781

*Even though the Cash Surrender Value and Policy Value are 0, the Policy would not Lapse IF the premiums paid, less withdrawals and any indebtedness, equalled or exceeded the cumulative minimum monthly premiums.

The hypothetical rates of return shown above are illustrative only and should not be deemed a representation of past or future investment rates of return. Actual rates of return may be more or less than those shown and will depend on a number of factors, including the investment allocations made by an Owner and the actual investment experience of the Portfolios. The Policy Value, Cash Surrender Value, and Death Benefit for a Policy would be different from those shown if the actual rates of return averaged 0.00%, 6.00%, and 12.00% over a period of years, but also flucutated above or below those averages for individual Policy Years. No representations can be made that these hypothetical rates of return can be achieved for any one year or sustained over any period of time.

                     FINANCIAL STATEMENTS - STATUTORY BASIS

                           PFL LIFE INSURANCE COMPANY

                      NINE MONTHS ENDED SEPTEMBER 31, 1999

                           PFL LIFE INSURANCE COMPANY
                         BALANCE SHEET - STATUTORY BASIS
                            AS OF SEPTEMBER 30, 1999
                           (IN THOUSANDS) (UNAUDITED)

ADMITTED ASSETS
Cash and invested assets:
  Cash and short-term investments                       $    54,945
  Bonds                                                   4,815,223
  Preferred stock                                            19,377
  Common stock, at market                                    67,202
  Mortgage loans on real estate                           1,283,005
  Home office properties, at cost less accumulated
    depreciation                                              7,885
  Real estate acquired in satisfaction of debt,
    at cost less accumulated depreciation                    16,194
  Investment real estate                                     32,813
  Policy loans                                               58,539
  Other invested assets                                     107,813
                                                        -----------
Total cash and invested assets                            6,462,996

Premiums deferred and uncollected                            15,407
Accrued investment income                                    67,334
Transfers from separate accounts                             85,260
Receivable from affiliate                                    52,323
Federal income tax recoverable                                4,951
Other assets                                                 24,713
Separate account assets                                   3,823,394
                                                        -----------
Total admitted assets                                   $10,536,378
                                                        ===========

LIABILITIES AND CAPITAL AND SURPLUS
Liabilities:
  Aggregate reserves for policies and contracts:
    Life                                                $ 1,470,127
    Annuity                                               3,919,084
    Accident and health                                     247,373
  Policy and contract claim reserves:
    Life                                                      9,382
    Accident and health                                      38,110
  Other policyholders' funds                                171,112
  Remittances and items not allocated                       109,745
  Asset valuation reserve                                   102,369
  Interest maintenance reserve                               46,354
  Short-term notes payable to affiliate                      65,100
  Payable for securities                                     91,918
  Other liabilities                                          69,988
  Separate acount liabilities                             3,817,519
                                                        -----------
Total liabilities                                        10,158,181

Capital and surplus:
  Common stock, $2.48 par value, 1,164 shares
    authorized, 1,008 issued and outstanding                  2,660
  Paid-in surplus                                           154,282
  Unassigned surplus                                        221,255
                                                        -----------
Total capital and surplus                                   378,197
                                                        -----------
Total liabilities and capital and surplus               $10,536,378
                                                        ===========

                           PFL LIFE INSURANCE COMPANY
                    STATEMENT OF OPERATIONS - STATUTORY BASIS
                  FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1999
                           (IN THOUSANDS) (UNAUDITED)


Revenues:
  Premiums and other considerations, net of reinsurance:
    Life                                                      $   139,481
    Annuity                                                       887,357
    Accident and health                                           121,758
  Net investment income                                           322,055
  Amortization of interest maintenance reserve                      5,798
  Commissions and expense allowances on
    reinsurance ceded                                              14,798
  Other income                                                     71,318
                                                              -----------
                                                                1,562,565
Benefits and expenses:
  Benefits paid or provided for:
    Life and accident and health benefits                          34,877
    Surrender benefits                                            718,275
    Other benefits                                                181,278
    Increase (decrease) in aggregate reserves for
      policies and contracts:
      Life                                                        112,952
      Annuity                                                      (6,278)
      Accident and health                                          41,637
      Other                                                         8,896
                                                              -----------
                                                                1,091,637

Insurance expenses:
  Commissions                                                     120,464
  General insurance expenses                                       38,903
  Taxes, licenses and fees                                          8,850
  Transfer to separate accounts                                   246,200
  Other                                                              (479)
                                                              -----------
                                                                  413,938
                                                              -----------
                                                                1,505,575
                                                              -----------

Gain from operations before federal income
  tax expense and net realized capital gains on
  investments                                                      56,990

Federal income tax expense                                         15,046
                                                              -----------
Gain from operations before net realized
  capital gains on investments                                     41,944

Net realized capital gains on investments
  (net of related federal income tax expense  and
  amounts transferred to interest maintenance
  reserve)                                                          4,483
                                                              -----------
Net income                                                    $    46,427
                                                              ===========

                           PFL LIFE INSURANCE COMPANY
          STATEMENT OF CHANGES IN CAPITAL AND SURPLUS - STATUTORY BASIS
                           (IN THOUSANDS) (UNAUDITED)


                                                                                       TOTAL
                                                                                      CAPITAL
                                        COMMON         PAID-IN      UNASSIGNED          AND
                                         STOCK         SURPLUS        SURPLUS         SURPLUS
                                       ---------      ---------      ---------       ---------
Balance at January 1, 1999             $   2,660      $ 154,282      $ 205,586       $ 362,528
Net income                                     0              0         46,427          46,427
Change in net unrealized gains                 0              0         (6,248)         (6,248)
Change in non-admitted assets                  0              0           (400)           (400)
Change in asset valuation reserve              0              0        (10,781)        (10,781)
Dividend to stockholder                        0              0        (15,000)        (15,000)
Other adjustments                              0              0          1,671           1,671
                                       ---------      ---------      ---------       ---------
Balance at September 30, 1999          $   2,660      $ 154,282      $ 221,255       $ 378,197
                                       =========      =========      =========       =========

                           PFL LIFE INSURANCE COMPANY
                    STATEMENT OF CASH FLOW - STATUTORY BASIS
                  FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1999
                           (IN THOUSANDS) (UNAUDITED)

OPERATING ACTIVITIES
Premiums and other considerations, net of reinsurance               $ 1,236,423
Net investment income                                                   324,126
Life and accident and health claims                                     (94,787)
Surrender benefits to policyholders and other fund withdrawals         (718,275)
Other benefits to policyholders                                        (128,912)
Commissions, other expenses and other taxes                            (169,455)
Dividends to stockholder                                                (15,000)
Federal income taxes, excluding tax on capital gains                    (19,153)
Other, net                                                               73,170
Net transfers to separate accounts                                     (260,593)
                                                                    -----------
   Net cash provided by operating activities                            227,544

INVESTING ACTIVITIES
Proceeds from investments sold, matured or repaid:
  Bonds and preferred stocks                                          2,657,068
  Common stocks                                                          66,432
  Mortgage loans on real estate                                         132,507
  Other                                                                   6,014
                                                                    -----------
                                                                      2,862,021

Cost of investments acquired:
  Bonds and preferred stocks                                          2,667,692
  Common stocks                                                          75,853
  Mortgage loans                                                        398,401
  Other                                                                  31,642
                                                                    -----------
                                                                      3,173,588

                                                                    -----------
Net cash used in investing activities                                  (311,567)
                                                                    -----------

FINANCING ACTIVITIES
Borrowed money                                                           55,679
                                                                    -----------
Net cash provided by financing activities                                55,679

Decrease in cash and short-term investments                             (28,344)

Cash and short-term investments at beginning of year                     83,289
                                                                    -----------
Cash and short-term investments at end of year                      $    54,945
                                                                    ===========

                           PFL LIFE INSURANCE COMPANY
                 NOTES TO FINANCIAL STATEMENTS - STATUTORY BASIS
                  FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1999
                           (IN THOUSANDS) (UNAUDITED)

1. BASIS OF PRESENTATION

The accompanying unaudited statutory basis financial statements have been prepared in accordance with statutory accounting principles for interim financial information and the instructions to Article 10 of Regulation S-X. Accordingly, they do not include all the information and notes required by generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included. Operating results for the nine month period ended September 30, 1999 are not necessarily indicative of the results that may be expected for the year ended December 31, 1999. For further information, refer to the accompanying statutory basis financial statements and notes thereto for the year ended December 31, 1998.

                     FINANCIAL STATEMENTS - STATUTORY BASIS

                           PFL LIFE INSURANCE COMPANY

                  YEARS ENDED DECEMBER 31, 1998, 1997 AND 1996
                       WITH REPORT OF INDEPENDENT AUDITORS

                           PFL Life Insurance Company

                     Financial Statements - Statutory Basis

                  Years ended December 31, 1998, 1997 and 1996


                                    CONTENTS

Report of Independent Auditors.................................................1

Audited Financial Statements

Balance Sheets - Statutory Basis...............................................3
Statements of Operations - Statutory Basis.....................................5
Statements of Changes in Capital and Surplus - Statutory Basis.................6
Statements of Cash Flows - Statutory Basis.....................................7
Notes to Financial Statements - Statutory Basis................................9


Statutory-Basis Financial Statement Schedules

Summary of Investments - Other Than Investments in
   Related Parties............................................................32
Supplementary Insurance Information...........................................33
Reinsurance...................................................................35

                           [ERNST & YOUNG LETTERHEAD]


                         Report of Independent Auditors


The Board of Directors
PFL Life Insurance Company

We have audited the accompanying statutory-basis balance sheets of PFL Life Insurance Company as of December 31, 1998 and 1997, and the related statutory-basis statements of operations, changes in capital and surplus, and cash flows for each of the three years in the period ended December 31, 1998. Our audits also included the accompanying statutory-basis financial statement schedules required by Article 7 of Regulation S-X. These financial statements and schedules are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedules based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As described in Note 1 to the financial statements, the Company presents its financial statements in conformity with accounting practices prescribed or permitted by the Insurance Division, Department of Commerce, of the State of Iowa, which practices differ from generally accepted accounting principles. The variances between such practices and generally accepted accounting principles also are described in Note 1. The effects on the financial statements of these variances are not reasonably determinable but are presumed to be material.

In our opinion, because of the effects of the matters described in the preceding paragraph, the financial statements referred to above do not present fairly, in conformity with generally accepted accounting principles, the financial position of PFL Life Insurance Company at December 31, 1998 and 1997, or the results of its operations or its cash flows for each of the three years in the period ended December 31, 1998.

[ERNST & YOUNG LOGO]


However, in our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of PFL Life Insurance Company at December 31, 1998 and 1997, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1998 in conformity with accounting practices prescribed or permitted by the Insurance Division, Department of Commerce, of the State of Iowa. Also, in our opinion, the related financial statement schedules, when considered in relation to the basic statutory-basis financial statements taken as a whole, present fairly in all material respects the information set forth therein.

                                                           /s/ ERNST & YOUNG LLP



Des Moines, Iowa
February 19, 1999

                           PFL Life Insurance Company

                        Balance Sheets - Statutory Basis
                (Dollars in thousands, except per share amounts)

                                                                                    DECEMBER 31
                                                                               1998             1997
                                                                           ------------     ------------
Admitted assets Cash and invested assets:
   Cash and short-term investments                                         $     83,289     $     23,939
   Bonds                                                                      4,822,442        4,913,144
   Stocks:
     Preferred                                                                   14,754            2,750
     Common (cost: 1998 - $34,731; 1997 - $33,058)                               49,448           42,345
     Affiliated entities (cost: 1998 - $8,060; 1997 -
       $10,798)                                                                   5,613            8,031
   Mortgage loans on real estate                                              1,012,433          935,207
   Real estate, at cost less accumulated depreciation
   ($9,500 in 1998; $8,655 in 1997):
     Home office properties                                                       8,056            8,283
     Properties acquired in satisfaction of debt                                 11,778           11,814
     Investment properties                                                       44,325           36,416
   Policy loans                                                                  60,058           57,136
   Other invested assets                                                         76,482           29,864
                                                                           ------------     ------------
Total cash and invested assets                                                6,188,678        6,068,929

Premiums deferred and uncollected                                                15,318           16,101
Accrued investment income                                                        65,308           69,662
Receivable from affiliate                                                           643                -
Federal income taxes recoverable                                                    639                -
Transfers from separate accounts                                                 70,866           60,193
Other assets                                                                     29,511           37,624
Separate account assets                                                       3,348,611        2,517,365


                                                                           ------------     ------------
Total admitted assets                                                      $  9,719,574     $  8,769,874
                                                                           ============     ============

SEE ACCOMPANYING NOTES.

                                                                   DECEMBER 31
                                                               1998            1997
                                                            ----------      ----------
LIABILITIES AND CAPITAL AND SURPLUS
Liabilities:
   Aggregate reserves for policies and contracts:
     Life                                                   $1,357,175      $  884,018
     Annuity                                                 3,925,293       4,204,125
     Accident and health                                       205,736         169,328
   Policy and contract claim reserves:
     Life                                                        9,101           8,635
     Accident and health                                        48,906          57,713
   Other policyholders' funds                                  162,266         143,831
   Remittances and items not allocated                          19,690         153,745
   Asset valuation reserve                                      91,588          69,825
   Interest maintenance reserve                                 50,575          30,287
   Federal income taxes payable                                     --           1,889
   Short-term notes payable to affiliates                        9,421          16,400
   Other liabilities                                            76,766          75,070
   Payable for securities                                       57,645              --
   Payable to affiliates                                            --          13,240
   Separate account liabilities                              3,342,884       2,512,406
                                                            ----------      ----------
Total liabilities                                            9,357,046       8,340,512

Commitments and contingencies

Capital and surplus:
   Common stock, $10 par value, 500 shares authorized,
     266 issued and outstanding                                  2,660           2,660
   Paid-in surplus                                             154,282         154,282
   Unassigned surplus                                          205,586         272,420
                                                            ----------      ----------
Total capital and surplus                                      362,528         429,362
                                                            ----------      ----------
Total liabilities and capital and surplus                   $9,719,574      $8,769,874
                                                            ==========      ==========

SEE ACCOMPANYING NOTES.

                           PFL Life Insurance Company

                   Statements of Operations - Statutory Basis
                             (Dollars in thousands)

                                                                            YEAR ENDED DECEMBER 31
                                                                   1998              1997              1996
                                                                -----------       -----------       -----------
Revenues:
   Premiums and other considerations, net of reinsurance:
     Life                                                       $   516,111       $   202,435       $   204,872
     Annuity                                                        667,920           657,695           725,966
     Accident and health                                            178,593           207,982           227,862
   Net investment income                                            446,984           446,424           428,337
   Amortization of interest maintenance reserve                       8,656             3,645             2,434
   Commissions and expense allowances on reinsurance ceded           32,781            49,859            73,931
                                                                -----------       -----------       -----------
                                                                  1,851,045         1,568,040         1,663,402
Benefits and expenses:
   Benefits paid or provided for:
     Life and accident and health benefits                          135,184           146,583           147,024
     Surrender benefits                                             732,796           658,071           512,810
     Other benefits                                                 152,209           126,495           101,288
     Increase (decrease) in aggregate reserves for
       policies and contracts:
       Life                                                         473,158           149,575           140,126
       Annuity                                                     (278,665)         (203,139)          188,002
       Accident and health                                           36,407            30,059            26,790
       Other                                                         17,550            16,998            19,969
                                                                -----------       -----------       -----------
                                                                  1,268,639           924,642         1,136,009
   Insurance expenses:
     Commissions                                                    136,569           157,300           177,466
     General insurance expenses                                      48,018            57,571            57,282
     Taxes, licenses and fees                                        19,166             8,715            13,889
     Net transfers to separate accounts                             265,702           297,480           171,785
     Other expenses                                                   1,016               119               526
                                                                -----------       -----------       -----------
                                                                    470,471           521,185           420,948
                                                                -----------       -----------       -----------
                                                                  1,739,110         1,445,827         1,556,957
                                                                -----------       -----------       -----------
Gain from operations before federal income tax expense
   and net realized capital gains (losses) on investments           111,935           122,213           106,445
Federal income tax expense                                           49,835            43,381            41,177
                                                                -----------       -----------       -----------
Gain from operations before net realized capital gains
   (losses) on investments                                           62,100            78,832            65,268

Net realized capital gains (losses) on investments (net of
   related federal income taxes and amounts transferred to
   interest maintenance reserve)                                      3,398             7,159            (3,503)
                                                                -----------       -----------       -----------
Net income                                                      $    65,498       $    85,991       $    61,765
                                                                ===========       ===========       ===========

SEE ACCOMPANYING NOTES.

                           PFL Life Insurance Company

         Statements of Changes in Capital and Surplus - Statutory Basis
                             (Dollars in thousands)

                                                                                                                 TOTAL
                                                                  COMMON         PAID-IN      UNASSIGNED      CAPITAL AND
                                                                   STOCK         SURPLUS        SURPLUS         SURPLUS
                                                                 ---------      ---------     ----------      -----------
Balance at January 1, 1996                                       $   2,660      $ 154,129      $ 220,739       $ 377,528
  Net income                                                            --             --         61,765          61,765
  Change in net unrealized capital gains                                --             --          2,351           2,351
  Change in non-admitted assets                                         --             --           (148)           (148)
  Change in asset valuation reserve                                     --             --        (10,930)        (10,930)
  Dividend to stockholder                                               --             --        (20,000)        (20,000)
  Prior period adjustment                                               --             --          5,025           5,025
  Surplus effect of sales of divisions                                  --             --           (384)           (384)
  Surplus effect of ceding commissions associated with the
     sale of a division                                                 --             --             29              29
  Amendment of reinsurance agreement                                    --             --            421             421
  Change in liability for reinsurance in unauthorized
     companies                                                          --             --          2,690           2,690
                                                                 ---------      ---------      ---------       ---------
Balance at January 1, 1996                                           2,660        154,129        261,558         418,347
   Capital contribution                                                 --            153             --             153
   Net income                                                           --             --         85,991          85,991
   Change in net unrealized capital gains                               --             --          3,592           3,592
   Change in non-admitted assets                                        --             --           (481)           (481)
   Change in asset valuation reserve                                    --             --        (14,974)        (14,974)
   Dividend to stockholder                                              --             --        (62,000)        (62,000)
   Surplus effect of sale of a division                                 --             --           (161)           (161)
   Surplus effect of ceding commissions associated with the
     sale of a division                                                 --             --              5               5
   Amendment of reinsurance agreement                                   --             --            389             389
   Surplus effect of reinsurance agreement                              --             --            402             402
   Change in liability for reinsurance in unauthorized
     companies                                                          --             --         (1,901)         (1,901)
                                                                 ---------      ---------      ---------       ---------
Balance at December 31, 1997                                         2,660        154,282        272,420         429,362
   Net income                                                           --             --         65,498          65,498
   Change in net unrealized capital gains                               --             --          4,504           4,504
   Change in non-admitted assets                                        --             --           (260)           (260)
   Change in asset valuation reserve                                    --             --        (21,763)        (21,763)
   Dividend to stockholder                                              --             --       (120,000)       (120,000)
   Increase in liability for reinsurance in unauthorized
     companies                                                          --             --          2,036           2,036
   Tax benefit on stock options exercised                               --             --          2,476           2,476
   Change in surplus in separate accounts                               --             --            675             675
                                                                 =========      =========      =========       =========
Balance at December 31, 1998                                     $   2,660      $ 154,282      $ 205,586       $ 362,528
                                                                 =========      =========      =========       =========

SEE ACCOMPANYING NOTES.

                           PFL Life Insurance Company

                   Statements of Cash Flows - Statutory Basis
                             (Dollars in thousands)

                                                                          YEAR ENDED DECEMBER 31
                                                                 1998              1997              1996
                                                              -----------       -----------       -----------
OPERATING ACTIVITIES
Premiums and other considerations, net of reinsurance         $ 1,396,428       $ 1,119,936       $ 1,240,748
Net investment income                                             469,246           452,091           431,456
Life and accident and health claims                              (138,249)         (154,383)         (147,556)
Surrender benefits and other fund withdrawals                    (732,796)         (658,071)         (512,810)
Other benefits to policyholders                                  (152,167)         (126,462)         (101,254)
Commissions, other expenses and other taxes                      (197,135)         (225,042)         (248,321)
Net transfers to separate accounts                               (276,375)         (319,146)         (210,312)
Federal income taxes                                              (72,176)          (47,909)          (35,551)
Cash paid in conjunction with an amendment of a
   reinsurance agreement                                               --            (4,826)           (5,812)
Cash received in connection with a reinsurance
  agreement                                                            --             1,477                --
Other, net                                                        (93,095)           89,693           (41,677)
                                                              -----------       -----------       -----------
Net cash provided by operating activities                         203,681           127,358           368,911

INVESTING ACTIVITIES
Proceeds from investments sold, matured or repaid:
   Bonds and preferred stocks                                   3,347,174         3,284,095         2,112,831
   Common stocks                                                   34,564            34,004            27,214
   Mortgage loans on real estate                                  192,210           138,162            74,351
   Real estate                                                      5,624             6,897            18,077
   Cash received from ceding commissions associated with
     the sale of a division                                            --                 8                45
   Other                                                            7,210            57,683            22,568
                                                              -----------       -----------       -----------
                                                                3,586,782         3,520,849         2,255,086
Cost of investments acquired:
   Bonds and preferred stocks                                  (3,251,822)       (3,411,442)       (2,270,105)
   Common stocks                                                  (36,379)          (37,339)          (29,799)
   Mortgage loans on real estate                                 (257,039)         (159,577)         (324,381)
   Real estate                                                    (11,458)           (2,013)             (222)
   Policy loans                                                    (2,922)           (2,922)           (1,539)
   Cash paid in association with the sale of a division                --              (591)             (662)
   Other                                                          (44,514)          (15,674)           (6,404)
                                                              -----------       -----------       -----------
                                                               (3,604,134)       (3,629,558)       (2,633,112)
                                                              -----------       -----------       -----------
Net cash used in investing activities                             (17,352)         (108,709)         (378,026)

                           PFL Life Insurance Company

                             (Dollars in thousands)

                                                                     YEAR ENDED DECEMBER 31
                                                              1998            1997            1996
                                                            ---------       ---------       ---------
FINANCING ACTIVITIES
Issuance (repayment) of short-term intercompany
   notes payable                                            $  (6,979)      $  16,400       $      --
Capital contribution                                               --             153              --
Dividends to stockholder                                     (120,000)        (62,000)        (20,000)
                                                            ---------       ---------       ---------
Net cash used in financing activities                        (126,979)        (45,447)        (20,000)
                                                            ---------       ---------       ---------
Increase (decrease) in cash and short-term investments         59,350         (26,798)        (29,115)

Cash and short-term investments at beginning of year           23,939          50,737          79,852
                                                            ---------       ---------       ---------
Cash and short-term investments at end of year              $  83,289       $  23,939       $  50,737
                                                            =========       =========       =========



SEE ACCOMPANYING NOTES.

                           PFL Life Insurance Company

                 Notes to Financial Statements - Statutory Basis
                             (Dollars in thousands)

                                December 31, 1998

1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

ORGANIZATION

PFL Life Insurance Company ("the Company") is a stock life insurance company and is a wholly-owned subsidiary of First AUSA Life Insurance Company ("First AUSA"), which, in turn, is a wholly-owned subsidiary of AEGON USA, Inc. ("AEGON"). AEGON is an indirect wholly-owned subsidiary of AEGON N.V., a holding company organized under the laws of The Netherlands.

In connection with the sale of certain affiliated business units, the Company has assumed various blocks of business from these former affiliates through mergers. In addition, the Company has canceled or entered into several coinsurance and reinsurance agreements with affiliates and non-affiliates. The following is a description of those transactions:

o During 1996, the Company sold its North Richland Hills, Texas health administrative operations known as The Insurance Center. The transaction resulted in the transfer of substantially all employees and office facilities to United Insurance Companies, Inc. ("UICI"). All inforce business will continue to be shared by UICI and the Company and its affiliates through the existing coinsurance agreements. After a short transition period, all new business produced by United Group Association, an independent insurance agency, will be written by the insurance subsidiaries of UICI and will not be shared with the Company and its affiliates through coinsurance arrangements. As a result of the sale, during 1996 the Company transferred $123 in assets, substantially all of which was cash, and $70 of liabilities. The difference between the assets and liabilities of $(53) plus a tax credit of $19 was charged directly to unassigned surplus. During 1997, the Company transferred $591 in assets, substantially all of which was cash and $343 of liabilities. The difference between the assets and liabilities of $(248) net of a tax credit of $87 was charged directly to unassigned surplus.

o On January 1, 1994, the Company entered into an agreement with a non-affiliate reinsurer to annually increase reinsurance ceded (primarily group health business) by 2-1/2% through 1997. As a result, during 1996, the Company transferred $5,991 in assets, including $5,812 of cash and short-term investments and liabilities of $6,146. The difference between the assets and liabilities of $155, plus a tax credit of $266 was credited directly to unassigned surplus. During 1997, the Company transferred $5,045 in assets, including $4,826 of cash and short-term investments, and liabilities of $5,164. The difference between the assets and liabilities of $119 plus a tax credit of $270 was credited directly to unassigned surplus.

                           PFL Life Insurance Company

                             (Dollars in thousands)

1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

o During 1993, the Company sold the Oakbrook Division (primarily group health business). The initial transfer of risk occurred through an indemnity reinsurance agreement. The policies will then be assumed by the reinsurer by novation as state regulatory and policyholder approvals are received. During 1996, the Company paid $539 in association with this sale; the payment, net of a tax credit of $189, was charged directly to unassigned surplus. In addition, the Company received from the third party administrator a ceding commission of one percent of the premiums collected between January 1, 1994 and December 31, 1996. As a result of the sale, in 1996, the Company received $45 for ceding commissions; the commissions net of the related tax effect of $(16) were charged directly to unassigned surplus. Also, during 1996, the Company paid $539 in association with this sale; this payment, net of a tax credit of $189, was charged directly to unassigned surplus. In 1997, the Company received $8 for ceding commissions; the commissions net of the related tax effect of $3 were credited directly to unassigned surplus.

o During 1997, the Company entered into a reinsurance agreement with a non-affiliate. As a result of the agreement, the Company received $1,480 of assets, including $1,477 of cash and short-term securities, and $861 of liabilities. The difference between the assets and liabilities of $619, net of a tax effect of $217 was credited directly to unassigned surplus.

NATURE OF BUSINESS

The Company sells individual non-participating whole life, endowment and term contracts, as well as a broad line of single fixed and flexible premium annuity products. In addition, the Company offers group life, universal life, and individual and specialty health coverages. The Company is licensed in 49 states and the District of Columbia. Sales of the Company's products are primarily through the Company's agents and financial institutions.

BASIS OF PRESENTATION

The preparation of financial statements of insurance companies requires management to make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Significant estimates and assumptions are utilized in the calculation of aggregate policy reserves, policy and contract claim reserves, guaranty fund assessment accruals and valuation allowances on investments. It is reasonably possible that actual experience could differ from the estimates and assumptions utilized which could have a material impact on the financial statements.

                           PFL Life Insurance Company

                             (Dollars in thousands)

1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

The accompanying financial statements have been prepared on the basis of accounting practices prescribed or permitted by the Insurance Division, Department of Commerce, of the State of Iowa ("Insurance Department"), which practices differ in some respects from generally accepted accounting principles. The more significant of these differences are as follows: (a) bonds are generally reported at amortized cost rather than segregating the portfolio into held-to-maturity (reported at amortized cost), available-for-sale (reported at fair value), and trading (reported at fair value) classifications; (b) acquisition costs of acquiring new business are charged to current operations as incurred rather than deferred and amortized over the life of the policies; (c) policy reserves on traditional life products are based on statutory mortality rates and interest which may differ from reserves based on reasonable assumptions of expected mortality, interest, and withdrawals which include a provision for possible unfavorable deviation from such assumptions; (d) policy reserves on certain investment products use discounting methodologies based on statutory interest rates rather than full account values; (e) reinsurance amounts are netted against the corresponding asset or liability rather than shown as gross amounts on the balance sheet; (f) deferred income taxes are not provided for the difference between the financial statement and income tax bases of assets and liabilities; (g) net realized gains or losses attributed to changes in the level of interest rates in the market are deferred and amortized over the remaining life of the bond or mortgage loan, rather than recognized as gains or losses in the statement of operations when the sale is completed; (h) potential declines in the estimated realizable value of investments are provided for through the establishment of a formula-determined statutory investment reserve (reported as a liability), changes to which are charged directly to surplus, rather than through recognition in the statement of operations for declines in value, when such declines are judged to be other than temporary; (i) certain assets designated as "non-admitted assets" have been charged to surplus rather than being reported as assets; (j) revenues for universal life and investment products consist of premiums received rather than policy charges for the cost of insurance, policy administration charges, amortization of policy initiation fees and surrender charges assessed; (k) pension expense is recorded as amounts are paid; (l) adjustments to federal income taxes of prior years are charged or credited directly to unassigned surplus, rather than reported as a component of expense in the statement of operations; (m) gains or losses on dispositions of business are charged or credited directly to unassigned surplus rather than being reported in the statement of operations; and (n) a liability is established for "unauthorized reinsurers" and changes in this liability are charged or credited directly to unassigned surplus. The effects of these variances have not been determined by the Company but are presumed to be material.

                           PFL Life Insurance Company

                             (Dollars in thousands)

1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

In 1998, the National Association of Insurance Commissioners ("NAIC") adopted codified statutory accounting principles ("Codification"). Codification will likely change, to some extent, prescribed statutory accounting practices and may result in changes to the accounting practices that the Company uses to prepare its statutory-basis financial statements. Codification will require adoption by the various states before it becomes the prescribed statutory basis of accounting for insurance companies domesticated within those states. Accordingly, before Codification becomes effective for the Company, the State of Iowa must adopt Codification as the prescribed basis of accounting on which domestic insurers must report their statutory-basis results to the Insurance Department. At this time, it is unclear whether the State of Iowa will adopt Codification. However, based on current guidance, management believes that the impact of Codification will not be material to the Company's statutory-basis financial statements.

CASH AND CASH EQUIVALENTS

For purposes of the statements of cash flows, the Company considers all highly liquid investments with remaining maturity of one year or less when purchased to be cash equivalents.

INVESTMENTS

Investments in bonds (except those to which the Securities Valuation Office of the NAIC has ascribed a value), mortgage loans on real estate and short-term investments are reported at cost adjusted for amortization of premiums and accrual of discounts. Amortization is computed using methods which result in a level yield over the expected life of the investment. The Company reviews its prepayment assumptions on mortgage and other asset-backed securities at regular intervals and adjusts amortization rates retrospectively when such assumptions are changed due to experience and/or expected future patterns. Investments in preferred stocks in good standing are reported at cost. Investments in preferred stocks not in good standing are reported at the lower of cost or market. Common stocks of unaffiliated and affiliated companies, which includes shares of mutual funds and real estate investment trusts, are carried at market value. Real estate is reported at cost less allowances for depreciation. Depreciation is computed principally by the straight-line method. Policy loans are reported at unpaid principal. Other invested assets consist principally of investments in various joint ventures and are recorded at equity in underlying net assets. Other "admitted assets" are valued, principally at cost, as required or permitted by Iowa Insurance Laws.

                           PFL Life Insurance Company

                             (Dollars in thousands)

1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Net realized capital gains and losses are determined on the basis of specific identification and are recorded net of related federal income taxes. The Asset Valuation Reserve ("AVR") is established by the Company to provide for potential losses in the event of default by issuers of certain invested assets. These amounts are determined using a formula prescribed by the NAIC and are reported as a liability. The formula for the AVR provides for a corresponding adjustment for realized gains and losses. Under a formula prescribed by the NAIC, the Company defers, in the Interest Maintenance Reserve ("IMR"), the portion of realized gains and losses on sales of fixed income investments, principally bonds and mortgage loans, attributable to changes in the general level of interest rates and amortizes those deferrals over the remaining period to maturity of the security.

Interest income is recognized on an accrual basis. The Company does not accrue income on bonds in default, mortgage loans on real estate in default and/or foreclosure or which are delinquent more than twelve months, or on real estate where rent is in arrears for more than three months. Further, income is not accrued when collection is uncertain. At December 31, 1998, 1997 and 1996, the Company excluded investment income due and accrued of $102, $177 and $1,541, respectively, with respect to such practices.

The Company uses interest rate swaps and caps as part of its overall interest rate risk management strategy for certain life insurance and annuity products. The Company entered into several interest rate swap contracts to modify the interest rate characteristics of the underlying liabilities. The net interest effect of such swap transactions is reported as an adjustment of interest income from the hedged items as incurred.

The Company has entered into an interest rate cap agreement to hedge the exposure of changing interest rates. The cash flows from the interest rate cap will help offset losses that might occur from changes in interest rates. The cost of such agreement is included in interest expense ratably during the life of the agreement. Income received as a result of the cap agreement will be recognized in investment income as earned. Unamortized cost of the agreements is included in other invested assets.

AGGREGATE POLICY RESERVES

Life, annuity and accident and health benefit reserves are developed by actuarial methods and are determined based on published tables based on statutorily specified interest rates and valuation methods that will provide, in the aggregate, reserves that are greater than or equal to the minimum required by law.

                           PFL Life Insurance Company

                             (Dollars in thousands)

1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

The aggregate policy reserves for life insurance policies are based principally upon the 1941, 1958 and 1980 Commissioners' Standard Ordinary Mortality and American Experience Mortality Tables. The reserves are calculated using interest rates ranging from 2.00 to 6.00 percent and are computed principally on the Net Level Premium Valuation and the Commissioners' Reserve Valuation Methods. Reserves for universal life policies are based on account balances adjusted for the Commissioners' Reserve Valuation Method.

Deferred annuity reserves are calculated according to the Commissioners' Annuity Reserve Valuation Method including excess interest reserves to cover situations where the future interest guarantees plus the decrease in surrender charges are in excess of the maximum valuation rates of interest. Reserves for immediate annuities and supplementary contracts with life contingencies are equal to the present value of future payments assuming interest rates ranging from 2.50 to
11.25 percent and mortality rates, where appropriate, from a variety of tables.

Accident and health policy reserves are equal to the greater of the gross unearned premiums or any required midterminal reserves plus net unearned premiums and the present value of amounts not yet due on both reported and unreported claims.

POLICY AND CONTRACT CLAIM RESERVES

Claim reserves represent the estimated accrued liability for claims reported to the Company and claims incurred but not yet reported through the statement date. These reserves are estimated using either individual case-basis valuations or statistical analysis techniques. These estimates are subject to the effects of trends in claim severity and frequency. The estimates are continually reviewed and adjusted as necessary as experience develops or new information becomes available.

SEPARATE ACCOUNTS

Assets held in trust for purchases of variable annuity contracts and the Company's corresponding obligation to the contract owners are shown separately in the balance sheets. The assets in the separate accounts are valued at market. Income and gains and losses with respect to the assets in the separate accounts accrue to the benefit of the policyholders and, accordingly, the operations of the separate accounts are not included in the accompanying financial statements. The separate accounts do not have any minimum guarantees and the investment risks associated with market value changes are borne entirely by the policyholders. The Company received variable contract premiums of $345,319, $281,095 and $227,864 in 1998, 1997 and 1996, respectively. All variable account contracts are subject to discretionary withdrawal by the policyholder at the market value of the underlying assets less the current surrender charge.

                           PFL Life Insurance Company

                             (Dollars in thousands)

1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

STOCK OPTION PLAN

AEGON N.V. sponsors a stock option plan for eligible employees of the Company. Under this plan, certain employees have indicated a preference to immediately sell shares received as a result of their exercise of the stock options; in these situations, AEGON N.V. has settled such options in cash rather than issuing stock to these employees. These cash settlements are paid by the Company, and AEGON N.V. subsequently reimburses the Company for such payments. Under statutory accounting principles, the Company does not record any expense related to this plan, as the expense is recognized by AEGON N.V. However, the Company is allowed to record a deduction in the consolidated tax return filed by the Company and certain affiliates. The tax benefit of this deduction has been credited directly to surplus.

RECLASSIFICATIONS

Certain reclassifications have been made to the 1997 and 1996 financial statements to conform to the 1998 presentation.


2. FAIR VALUES OF FINANCIAL INSTRUMENTS

Statement of Financial Accounting Standard ("SFAS") No. 107, DISCLOSURES ABOUT FAIR VALUE OF FINANCIAL Instruments, requires disclosure of fair value information about financial instruments, whether or not recognized in the statutory-basis balance sheet, for which it is practicable to estimate that value. SFAS No. 119, DISCLOSURES ABOUT DERIVATIVE FINANCIAL INSTRUMENTS AND FAIR VALUE OF FINANCIAL INSTRUMENTS, requires additional disclosure about derivatives. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. In that regard, the derived fair value estimates cannot be substantiated by comparisons to independent markets and, in many cases, could not be realized in immediate settlement of the instrument. SFAS No. 107 and No. 119 exclude certain financial instruments and all nonfinancial instruments from their disclosure requirements and allow companies to forego the disclosures when those estimates can only be made at excessive cost. Accordingly, the aggregate fair value amounts presented do not represent the underlying value of the Company.

                           PFL Life Insurance Company

                             (Dollars in thousands)

2. FAIR VALUES OF FINANCIAL INSTRUMENTS (CONTINUED)

The following methods and assumptions were used by the Company in estimating its fair value disclosures for financial instruments:

   CASH AND SHORT-TERM INVESTMENTS: The carrying amounts reported in the balance sheet for these instruments approximate their fair values.

   INVESTMENT SECURITIES: Fair values for fixed maturity securities (including redeemable preferred stocks) are based on quoted market prices, where available. For fixed maturity securities not actively traded, fair values are estimated using values obtained from independent pricing services or, in the case of private placements, are estimated by discounting expected future cash flows using a current market rate applicable to the yield, credit quality, and maturity of the investments. The fair values for equity securities, including affiliated mutual funds and real estate investment trusts, are based on quoted market prices.

   MORTGAGE LOANS AND POLICY LOANS: The fair values for mortgage loans are estimated utilizing discounted cash flow analyses, using interest rates reflective of current market conditions and the risk characteristics of the loans. The fair value of policy loans is assumed to equal their carrying value.

   INVESTMENT CONTRACTS: Fair values for the Company's liabilities under investment-type insurance contracts are estimated using discounted cash flow calculations, based on interest rates currently being offered for similar contracts with maturities consistent with those remaining for the contracts being valued.

   INTEREST RATE CAP AND INTEREST RATE SWAPS: Estimated fair value of the interest rate cap is based upon the latest quoted market price. Estimated fair value of interest rate swaps are based upon the pricing differential for similar swap agreements.

Fair values for the Company's insurance contracts other than investment contracts are not required to be disclosed. However, the fair values of liabilities under all insurance contracts are taken into consideration in the Company's overall management of interest rate risk, which minimizes exposure to changing interest rates through the matching of investment maturities with amounts due under insurance contracts.

                           PFL Life Insurance Company

                             (Dollars in thousands)

2. FAIR VALUES OF FINANCIAL INSTRUMENTS (CONTINUED)

The following sets forth a comparison of the fair values and carrying values of the Company's financial instruments subject to the provisions of SFAS No. 107 and No. 119:

                                                               DECEMBER 31
                                                   1998                            1997
                                         --------------------------      --------------------------
                                          CARRYING                        CARRYING
                                           VALUE         FAIR VALUE        VALUE         FAIR VALUE
                                         ----------      ----------      ----------      ----------
    ADMITTED ASSETS
    Cash and short-term investments      $   83,289      $   83,289      $   23,939      $   23,939
    Bonds                                 4,822,442       4,900,516       4,913,144       5,046,527
    Preferred stocks                         14,754          14,738           2,750           8,029
    Common stocks                            49,448          49,448          42,345          42,345
    Affiliated common stock                   5,613           5,613           8,031           8,031
    Mortgage loans on real estate         1,012,433       1,089,315         935,207         983,720
    Policy loans                             60,058          60,058          57,136          57,136
    Interest rate cap                         4,445             725           5,618           1,513
    Interest rate swaps                       1,916           6,667              --           2,546
    Separate account assets               3,348,611       3,348,611       2,517,365       2,517,365

    LIABILITIES
    Investment contract liabilities       4,084,683       4,017,509       4,345,181       4,283,461
    Separate account liabilities          3,271,005       3,213,251       2,452,205       2,452,205


3. INVESTMENTS

The carrying value and estimated fair value of investments in debt securities were as follows:

                                                                        GROSS           GROSS         ESTIMATED
                                                      CARRYING        UNREALIZED      UNREALIZED        FAIR
                                                        VALUE           GAINS           LOSSES          VALUE
                                                      ----------      ----------      ----------      ----------
   DECEMBER 31, 1998
    Bonds:
      United States Government and agencies           $  150,085      $    2,841      $      321      $  152,605
      State, municipal and other government               62,948             918           1,651          62,215
      Public utilities                                   139,732           5,053           2,555         142,230
      Industrial and miscellaneous                     2,068,086          78,141          34,493       2,111,734
      Mortgage and other asset-backed securities
                                                       2,401,591          45,185          15,044       2,431,732
                                                      ----------      ----------      ----------      ----------
                                                       4,822,442         132,138          54,064       4,900,516
    Preferred stocks                                      14,754              75              91          14,738
                                                      ----------      ----------      ----------      ----------
                                                      $4,837,196      $  132,213      $   54,155      $4,915,254
                                                      ==========      ==========      ==========      ==========

                           PFL Life Insurance Company

                             (Dollars in thousands)

3. INVESTMENTS (CONTINUED)

                                                                        GROSS           GROSS        ESTIMATED
                                                      CARRYING        UNREALIZED      UNREALIZED        FAIR
                                                        VALUE           GAINS           LOSSES          VALUE
                                                      ----------      ----------      ----------      ----------
    DECEMBER 31, 1997
    Bonds:
      United States Government and agencies           $  188,241      $    2,562      $       21      $  190,782
      State, municipal and other government               61,532           2,584           1,774          62,342
      Public utilities                                   121,582           5,384           2,952         124,014
      Industrial and miscellaneous                     1,955,587          85,233           7,752       2,033,068
      Mortgage and other asset-backed securities
                                                       2,586,202          55,382           5,263       2,636,321
                                                      ----------      ----------      ----------      ----------
                                                       4,913,144         151,145          17,762       5,046,527
    Preferred stocks                                       2,750           5,279              --           8,029
                                                      ----------      ----------      ----------      ----------
                                                      $4,915,894      $  156,424      $   17,762      $5,054,556
                                                      ==========      ==========      ==========      ==========

The carrying value and estimated fair value of bonds at December 31, 1998, by contractual maturity, are shown below. Expected maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

                                                      CARRYING       ESTIMATED
                                                       VALUE        FAIR VALUE
                                                    ----------      ----------
    Due in one year or less                         $  151,747      $  148,410
    Due after one year through five years            1,211,064       1,232,329
    Due after five years through ten years             753,543         761,787
    Due after ten years                                304,497         326,258
                                                    ----------      ----------
                                                     2,420,851       2,468,784
    Mortgage and other asset-backed securities       2,401,591       2,431,732
                                                    ----------      ----------
                                                    $4,822,442      $4,900,516
                                                    ==========      ==========

                           PFL Life Insurance Company

                             (Dollars in thousands)

3. INVESTMENTS (CONTINUED)

A detail of net investment income is presented below:

                                                YEAR ENDED DECEMBER 31
                                           1998          1997          1996
                                         --------      --------      --------
    Interest on bonds and notes          $374,478      $373,496      $364,356
    Dividends on equity investments         1,357         1,460         1,436
    Interest on mortgage loans             77,960        80,266        69,418
    Rental income on real estate            6,553         7,501         9,526
    Interest on policy loans                4,080         3,400         3,273
    Other investment income                 2,576           613         1,799
                                         --------      --------      --------
    Gross investment income               467,004       466,736       449,808

    Investment expenses                    20,020        20,312        21,471
                                         --------      --------      --------
    Net investment income                $446,984      $446,424      $428,337
                                         ========      ========      ========

Proceeds from sales and maturities of debt securities and related gross realized gains and losses were as follows:

                                           YEAR ENDED DECEMBER 31
                                   1998              1997              1996
                               -----------       -----------       -----------
    Proceeds                   $ 3,347,174       $ 3,284,095       $ 2,112,831
                               ===========       ===========       ===========

    Gross realized gains       $    48,760       $    30,094       $    19,876
    Gross realized losses           (8,072)          (17,265)          (19,634)
                               -----------       -----------       -----------
    Net realized gains         $    40,688       $    12,829       $       242
                               ===========       ===========       ===========

At December 31, 1998, investments with an aggregate carrying value of $5,935,160 were on deposit with regulatory authorities or were restrictively held in bank custodial accounts for the benefit of such regulatory authorities as required by statute.

                           PFL Life Insurance Company

                             (Dollars in thousands)

3. INVESTMENTS (CONTINUED)

Realized investment gains (losses) and changes in unrealized gains (losses) for investments are summarized below:

                                                                 REALIZED
                                                  --------------------------------------
                                                          YEAR ENDED DECEMBER 31
                                                    1998           1997           1996
                                                  --------       --------       --------
    Debt securities                               $ 40,688       $ 12,829       $    242
    Short-term investments                           1,533            (19)          (197)
    Equity securities                                 (879)         6,972          1,798
    Mortgage loans on real estate                   12,637          2,252         (5,530)
    Real estate                                      3,176          4,252          1,210
    Other invested assets                           (2,523)         1,632             12
                                                  --------       --------       --------
                                                    54,632         27,918         (2,465)

    Tax effect                                     (22,290)       (10,572)        (1,235)
    Transfer to interest maintenance reserve       (28,944)       (10,187)           197
                                                  --------       --------       --------
    Net realized gains (losses)                   $  3,398       $  7,159       $ (3,503)
                                                  ========       ========       ========

                                                           CHANGE IN UNREALIZED
                                                  ---------------------------------------
                                                          YEAR ENDED DECEMBER 31
                                                     1998           1997          1996
                                                  ---------      ---------      ---------
    Debt securities                               $ (60,604)     $  40,289      $(115,867)
    Equity securities                                 5,750          5,653          2,929
                                                  ---------      ---------      ---------
    Change in unrealized appreciation
      (depreciation)                              $ (54,854)     $  45,942      $(112,938)
                                                  =========      =========      =========

Gross unrealized gains and gross unrealized losses on equity securities were as follows:

                                                                DECEMBER 31
                                                    1998           1997          1996
                                                  --------       --------       --------
    Unrealized gains                              $ 15,980       $ 10,356       $  9,590
    Unrealized losses                               (3,710)        (3,836)        (8,723)
                                                  --------       --------       --------
    Net unrealized gains                          $ 12,270       $  6,520       $    867
                                                  ========       ========       ========

                           PFL Life Insurance Company

                             (Dollars in thousands)

3. INVESTMENTS (CONTINUED)

During 1998, the Company issued mortgage loans with interest rates ranging from 5.88% to 7.86%. The maximum percentage of any one mortgage loan to the value of the underlying real estate at origination was 90% for commercial loans and 95% for residential loans. Mortgage loans with a carrying value of $245 were non-income producing for the previous twelve months. Accrued interest of $89 related to these mortgage loans was excluded from investment income. The Company requires all mortgaged properties to carry fire insurance equal to the value of the underlying property.

At December 31, 1998 and 1997, the Company held a mortgage loan loss reserve in the asset valuation reserve of $16,104 and $11,985, respectively. The mortgage loan portfolio is diversified by geographic region and specific collateral property type as follows:

                GEOGRAPHIC DISTRIBUTION                             PROPERTY TYPE DISTRIBUTION
  -----------------------------------------------------   -----------------------------------------------
                                        DECEMBER 31                                      DECEMBER 31
                                      1998     1997                                     1998      1997
                                     ------------------                               -------------------
  South Atlantic                        32%     29%       Retail                         35%       35%
  E. North Central                      16      12        Office                         30        31
  Pacific                               15      15        Industrial                     21         6
  Mountain                              10      10        Apartment                      12        14
  Middle Atlantic                       10       7        Other                           2        14
  W. South Central                       6       9
  W. North Central                       5       6
  E. South Central                       3       8
  New England                            3       4

At December 31, 1998, the Company had no investments (excluding U. S. Government guaranteed or insured issues) which individually represented more than ten percent of capital and surplus and the asset valuation reserve.

                           PFL Life Insurance Company

                             (Dollars in thousands)

3. INVESTMENTS (CONTINUED)

The Company utilizes a variety of off-balance sheet financial instruments as part of its efforts to hedge and manage fluctuations in the market value of its investment portfolio attributable to changes in general interest rate levels and to manage duration mismatch of assets and liabilities. These instruments include interest rate exchange agreements (swaps and caps), options, and commitments to extend credit and all involve elements of credit and market risks in excess of the amounts recognized in the accompanying financial statements at a given point in time. The contract or notional amounts of those instruments reflect the extent of involvement in the various types of financial instruments.

The Company's exposure to credit risk is the risk of loss from a counterparty failing to perform according to the terms of the contract. That exposure includes settlement risk (i.e., the risk that the counterparty defaults after the Company has delivered funds or securities under terms of the contract) that would result in an accounting loss and replacement cost risk (i.e., the cost to replace the contract at current market rates should the counterparty default prior to settlement date). Credit loss exposure resulting from nonperformance by a counterparty for commitments to extend credit is represented by the contractual amounts of the instruments.

At December 31, 1998 and 1997, the Company's outstanding financial instruments with on and off-balance sheet risks, shown in notional amounts, are summarized as follows:

                                                                    NOTIONAL AMOUNT
                                                                   1998          1997
                                                                 --------      --------
    Derivative securities:
      Interest rate swaps:
        Receive fixed - pay floating                             $100,000      $100,000
        Receive floating (uncapped) - pay floating (capped)        53,011        67,229
        Receive floating (LIBOR) - pay floating (S&P)              60,000            --
      Interest rate cap agreements                                500,000       500,000


4. REINSURANCE

The Company reinsures portions of risk on certain insurance policies which exceed its established limits, thereby providing a greater diversification of risk and minimizing exposure on larger risks. The Company remains contingently liable with respect to any insurance ceded, and this would become an actual liability in the event that the assuming insurance company became unable to meet its obligation under the reinsurance treaty.

                           PFL Life Insurance Company

                             (Dollars in thousands)

4. REINSURANCE (CONTINUED)

Reinsurance assumption and cession treaties are transacted primarily with affiliates. Premiums earned reflect the following reinsurance assumed and ceded amounts:

                                1998              1997              1996
                             -----------       -----------       -----------
    Direct premiums          $ 1,533,822       $ 1,312,446       $ 1,457,450
    Reinsurance assumed            2,366             2,038             1,796
    Reinsurance ceded           (173,564)         (246,372)         (300,546)
                             -----------       -----------       -----------
    Net premiums earned      $ 1,362,624       $ 1,068,112       $ 1,158,700
                             ===========       ===========       ===========

The Company received reinsurance recoveries in the amount of $173,297, $183,638 and $168,155 during 1998, 1997 and 1996, respectively. At December 31, 1998 and 1997, estimated amounts recoverable from reinsurers that have been deducted from policy and contract claim reserves totaled $47,956 and $60,437, respectively. The aggregate reserves for policies and contracts were reduced for reserve credits for reinsurance ceded at December 31, 1998 and 1997 of $2,163,905 and $2,434,130, respectively.

At December 31, 1998, amounts recoverable from unauthorized reinsurers of $55,379 (1997 - $73,080) and reserve credits for reinsurance ceded of $49,835 (1997 - $78,838) were associated with a single reinsurer and its affiliates. The Company holds collateral under these reinsurance agreements in the form of trust agreements totaling $106,226 at December 31, 1998 that can be drawn on for amounts that remain unpaid for more than 120 days.

5. INCOME TAXES

For federal income tax purposes, the Company joins in a consolidated tax return filing with certain affiliated companies. Under the terms of a tax-sharing agreement between the Company and its affiliates, the Company computes federal income tax expense as if it were filing a separate income tax return, except that tax credits and net operating loss carryforwards are determined on the basis of the consolidated group. Additionally, the alternative minimum tax is computed for the consolidated group and the resulting tax, if any, is allocated back to the separate companies on the basis of the separate companies' alternative minimum taxable income.

                           PFL Life Insurance Company

                             (Dollars in thousands)

5. INCOME TAXES (CONTINUED)

Federal income tax expense differs from the amount computed by applying the statutory federal income tax rate to gain from operations before federal income tax expense and net realized capital gains (losses) on investments for the following reasons:

                                                              YEAR ENDED DECEMBER 31
                                                        1998           1997           1996
                                                      --------       --------       --------
    Computed tax at federal statutory rate (35%)      $ 39,177       $ 42,775       $ 37,256
    Tax reserve adjustment                                 607          2,004          2,211
    Excess tax depreciation                               (223)          (392)          (384)
    Deferred acquisition costs - tax basis              11,827          4,308          5,583
    Prior year under (over) accrual                      1,750         (1,016)          (499)
    Dividend received deduction                         (1,053)          (941)          (454)
    Charitable contribution                                 --           (848)            --
    Other items - net                                   (2,250)        (2,509)        (2,536)
                                                      --------       --------       --------
    Federal income tax expense                        $ 49,835       $ 43,381       $ 41,177
                                                      ========       ========       ========

Prior to 1984, as provided for under the Life Insurance Company Tax Act of 1959, a portion of statutory income was not subject to current taxation but was accumulated for income tax purposes in a memorandum account referred to as the policyholders' surplus account. No federal income taxes have been provided for in the financial statements on income deferred in the policyholders' surplus account ($20,387 at December 31, 1998). To the extent dividends are paid from the amount accumulated in the policyholders' surplus account, net earnings would be reduced by the amount of tax required to be paid. Should the entire amount in the policyholders' surplus account become taxable, the tax thereon computed at current rates would amount to approximately $7,135.

The Company's federal income tax returns have been examined and closing agreements have been executed with the Internal Revenue Service through 1987. During 1996, there was a $5,025 prior period adjustment to the tax accrual. This included a $2,100 writeoff of an intangible asset for tax purposes, and a federal income tax refund of $1,829 for tax years 1984 through 1986 and related interest of $1,686, net of a tax effect of $590. An examination is underway for years 1993 through 1995.

                           PFL Life Insurance Company

                             (Dollars in thousands)

6. POLICY AND CONTRACT ATTRIBUTES

A portion of the Company's policy reserves and other policyholders' funds (including separate account liabilities) relates to liabilities established on a variety of the Company's products that are not subject to significant mortality or morbidity risk; however, there may be certain restrictions placed upon the amount of funds that can be withdrawn without penalty. The amount of reserves on these products, by withdrawal characteristics, are summarized as follows:

                                                                        DECEMBER 31
                                                           1998                            1997
                                                ---------------------------     ----------------------------
                                                                 PERCENT                          PERCENT
                                                    AMOUNT       OF TOTAL           AMOUNT       OF TOTAL
                                                --------------- -----------     --------------- ------------
   Subject to discretionary withdrawal with
     market value adjustment                     $     82,048         1%        $       8,912         0%
   Subject to discretionary withdrawal at
     book value less surrender charge                 515,778         5               755,300         8
   Subject to discretionary withdrawal at
     market value                                   3,211,896        34             2,454,845        27
   Subject to discretionary withdrawal at
     book value (minimal or no charges or

     adjustments)                                   5,519,265        58             5,821,049        63
   Not subject to discretionary withdrawal
     provision                                        228,030         2               203,522         2
                                                -------------   -------         -------------   -------
                                                    9,557,017       100%            9,243,628       100%
   Less reinsurance ceded                           2,124,769                       2,372,495
                                                -------------                   -------------
   Total policy reserves on annuities and
     deposit fund liabilities                      $7,432,248                      $6,871,133
                                                =============                   =============

A reconciliation of the amounts transferred to and from the separate accounts is presented below:

                                                                     1998          1997          1996
                                                                   --------      --------      --------
   Transfers as reported in the summary of operations of the
     separate accounts statement:
      Transfers to separate accounts                               $345,319      $281,095      $227,864
      Transfers from separate accounts                               79,808         9,819        75,172
                                                                   --------      --------      --------
    Net transfers to separate accounts                              265,511       271,276       152,692

    Reconciling adjustments - charges for investment
      management, administration fees and contract guarantees           191        26,204        19,093
                                                                   --------      --------      --------
    Transfers as reported in the summary of operations of the
      life, accident and health annual statement                   $265,702      $297,480      $171,785
                                                                   ========      ========      ========

                           PFL Life Insurance Company

                             (Dollars in thousands)

6. POLICY AND CONTRACT ATTRIBUTES (CONTINUED)

Reserves on the Company's traditional life products are computed using mean reserving methodologies. These methodologies result in the establishment of assets for the amount of the net valuation premiums that are anticipated to be received between the policy's paid-through date to the policy's next anniversary date. At December 31, 1998 and 1997, these assets (which are reported as premiums deferred and uncollected) and the amounts of the related gross premiums and loadings, are as follows:

                                                GROSS         LOADING          NET
                                               --------       --------       --------
    DECEMBER 31, 1998 Life and annuity:
       Ordinary direct first year business      $  3,346       $  2,500       $    846
       Ordinary direct renewal business           21,435          6,365         15,070
       Group life direct business                  1,171            536            635
       Reinsurance ceded                          (1,367)           (44)        (1,323)
                                                --------       --------       --------
                                                  24,585          9,357         15,228
     Accident and health:
       Direct                                        108             --            108
       Reinsurance ceded                             (18)            --            (18)
                                                --------       --------       --------
     Total accident and health                        90             --             90
                                                --------       --------       --------
                                                $ 24,675       $  9,357       $ 15,318
                                                ========       ========       ========

    DECEMBER 31, 1997 Life and annuity:
      Ordinary direct first year business       $  2,316       $  1,698       $    618
      Ordinary direct renewal business            22,724          6,834         15,890
      Group life direct business                   1,523            646            877
      Reinsurance ceded                           (1,464)           (81)        (1,383)
                                                --------       --------       --------
                                                  25,099          9,097         16,002
    Accident and health:
      Direct                                         148             --            148
      Reinsurance ceded                              (49)            --            (49)
                                                --------       --------       --------
    Total accident and health                         99             --             99
                                                --------       --------       --------
                                                $ 25,198       $  9,097       $ 16,101
                                                ========       ========       ========

At December 31, 1998 and 1997, the Company had insurance in force aggregating $44,233 and $69,271, respectively, in which the gross premiums are less than the net premiums required by the standard valuation standards established by the Insurance Division, Department of Commerce, of the State of Iowa. The Company established policy reserves of $998 and $1,128 to cover these deficiencies at December 31, 1998 and 1997, respectively.

                           PFL Life Insurance Company

                             (Dollars in thousands)

7. DIVIDEND RESTRICTIONS

The Company is subject to limitations, imposed by the State of Iowa, on the payment of dividends to its parent company. Generally, dividends during any twelve-month period may not be paid, without prior regulatory approval, in excess of the greater of (a) 10 percent of statutory capital and surplus as of the preceding December 31, or (b) statutory gain from operations for the preceding year. Subject to the availability of unassigned surplus at the time of such dividend, the maximum payment which may be made in 1999, without the prior approval of insurance regulatory authorities, is $62,100.

The Company paid dividends to its parent of $120,000, $62,000 and $20,000 in 1998, 1997 and 1996, respectively.

8. RETIREMENT AND COMPENSATION PLANS

The Company's employees participate in a qualified benefit pension plan sponsored by AEGON. The Company has no legal obligation for the plan. The Company recognizes pension expense equal to its allocation from AEGON. The pension expense is allocated among the participating companies based on the FASB No. 87 expense as a percent of salaries. The benefits are based on years of service and the employee's compensation during the highest five consecutive years of employment. Pension expense aggregated $380, $422 and $1,056 for the years ended December 31, 1998, 1997 and 1996, respectively. The plan is subject to the reporting and disclosure requirements of the Employee Retirement and Income Security Act of 1974.

The Company's employees also participate in a contributory defined contribution plan sponsored by AEGON which is qualified under Section 401(k) of the Internal Revenue Service Code. Employees of the Company who customarily work at least 1,000 hours during each calendar year and meet the other eligibility requirements, are participants of the plan. Participants may elect to contribute up to fifteen percent of their salary to the plan. The Company will match an amount up to three percent of the participant's salary. Participants may direct all of their contributions and plan balances to be invested in a variety of investment options. The plan is subject to the reporting and disclosure requirements of the Employee Retirement and Income Security Act of 1974. Expense related to this plan was $233, $226 and $297 for the years ended December 31, 1998, 1997 and 1996, respectively.

                           PFL Life Insurance Company

                             (Dollars in thousands)

8. RETIREMENT AND COMPENSATION PLANS (CONTINUED)

AEGON sponsors supplemental retirement plans to provide the Company's senior management with benefits in excess of normal pension benefits. The plans are noncontributory, and benefits are based on years of service and the employee's compensation level. The plans are unfunded and nonqualified under the Internal Revenue Service Code. In addition, AEGON has established incentive deferred compensation plans for certain key employees of the Company. AEGON also sponsors an employee stock option plan for individuals employed at least three years and a stock purchase plan for its producers, with the participating affiliated companies establishing their own eligibility criteria, producer contribution limits and company matching formula. These plans have been accrued or funded as deemed appropriate by management of AEGON and the Company.

In addition to pension benefits, the Company participates in plans sponsored by AEGON that provide postretirement medical, dental and life insurance benefits to employees meeting certain eligibility requirements. Portions of the medical and dental plans are contributory. The expenses of the postretirement plans calculated on the pay-as-you-go basis are charged to affiliates in accordance with an intercompany cost sharing arrangement. The Company expensed $62, $62 and $184 for the years ended December 31, 1998, 1997 and 1996, respectively.

9. RELATED PARTY TRANSACTIONS

The Company shares certain offices, employees and general expenses with affiliated companies.

The Company receives data processing, investment advisory and management, marketing and administration services from certain affiliates. During 1998, 1997 and 1996, the Company paid $18,706, $18,705 and $17,028, respectively, for these services, which approximates their costs to the affiliates.

Payables to affiliates bear interest at the thirty-day commercial paper rate of 4.95% at December 31, 1998. During 1998, 1997 and 1996, the Company paid net interest of $1,491, $1,188 and $174, respectively, to affiliates.

During 1997, the Company received a capital contribution of $153 in cash from its parent.

At December 31, 1998 and 1997, the Company has short-term notes payable to an affiliate of $9,421 and $16,400, respectively. Interest on these notes accrues at rates ranging from 5.13% to 5.52% at December 31, 1998 and at 5.60% at December 31, 1997.

                           PFL Life Insurance Company

                             (Dollars in thousands)

9. RELATED PARTY TRANSACTIONS (CONTINUED)

During 1998, the Company issued life insurance policies to certain affiliated companies, covering the lives of certain employees of those affiliates. Premiums of $174,000 related to these policies were recognized during the year, and aggregate reserves for policies and contracts are $181,720 at December 31, 1998.

10. COMMITMENTS AND CONTINGENCIES

The Company is a party to legal proceedings incidental to its business. Although such litigation sometimes includes substantial demands for compensatory and punitive damages, in addition to contract liability, it is management's opinion, after consultation with counsel and a review of available facts, that damages arising from such demands will not be material to the Company's financial position.

The Company is subject to insurance guaranty laws in the states in which it writes business. These laws provide for assessments against insurance companies for the benefit of policyholders and claimants in the event of insolvency of other insurance companies. Assessments are charged to operations when received by the Company except where right of offset against other taxes paid is allowed by law; amounts available for future offsets are recorded as an asset on the Company's balance sheet. Potential future obligations for unknown insolvencies are not determinable by the Company. The future obligation has been based on the most recent information available from the National Organization of Life and Health Insurance Guaranty Associations. The Company has established a reserve of $17,901 and $17,700 and an offsetting premium tax benefit of $7,631 and $7,984 at December 31, 1998 and 1997, respectively, for its estimated share of future guaranty fund assessments related to several major insurer insolvencies. The guaranty fund expense (benefit) was $1,985, $(975) and $2,617 for December 31, 1998, 1997 and 1996, respectively.

11. YEAR 2000 (UNAUDITED)

The term Year 2000 issue generally refers to the improper processing of dates and incorrect date calculations that might occur in computer software and hardware and embedded systems as the Year 2000 is approached. The use of computer programs that rely on two-digit date fields to perform computations and decision-making functions may cause systems to malfunction when processing information involving dates after 1999. For example, any computer software that has date-sensitive coding might recognize a code of 00 as the year 1900 rather than the year 2000.

The Company has developed a Year 2000 Project Plan (the Plan) to address the Year 2000 issue as it affects the Company's internal IT ("Information Technology") and non-IT systems, and to assess Year 2000 issues relating to third parties with whom the Company has critical relationships.

                           PFL Life Insurance Company

                             (Dollars in thousands)

11. YEAR 2000 (UNAUDITED) (CONTINUED)

The Plan for addressing internal systems generally includes an assessment of internal IT and non-IT systems and equipment affected by the Year 2000 issue; definition of strategies to address affected systems and equipment; remediation of identified systems and equipment; internal testing and certification that each internal system is Year 2000 compliant; and a review of existing and revised business resumption and contingency plans to address potential Year 2000 issues. The Company has remediated and tested substantially all of its mission-critical internal IT systems as of December 31, 1998. The Company continues to remediate and test certain non-critical internal IT systems, internal non-IT systems and will continue with a revalidation testing program throughout 1999.

The Company's Year 2000 issues are more complex because a number of its systems interface with other systems not under the Company's control. The Company's most significant interfaces and uses of third-party vendor systems are in the bank, financial services and trust areas. The Company utilizes various banks to handle numerous types of financial and sales transactions. Several of these banks also provide trustee and custodial services for the Company's investment holdings and transactions. These services are critical to a financial services company such as the Company as its business centers around cash receipts and disbursements to policyholders and the investment of policyholder funds. The Company has received written confirmation from its vendor banks regarding their status on Year 2000. The banks indicate their dedication to resolving any Year 2000 issues related to their systems and services prior to December 31, 1999. The Company anticipates that a considerable effort will be necessary to ensure that its corrected or new systems can properly interface with those business partners with whom it transmits and receives data and other information (external systems). The Company has undertaken specific testing regimes with these third-party business partners and expects to continue working with its business partners on any interfacing of systems. However, the timing of external system compliance cannot currently be predicted with accuracy because the implementation of Year 2000 readiness will vary from one company to another.

The Company does have some exposure to date-sensitive embedded technology such as micro-controllers, but the Company views this exposure as minimal. Unlike other industries that may be equipment intensive, like manufacturing, the Company is a life insurance, and financial services organization providing insurance annuities and pension products to its customers. As such, the primary equipment and electronic devices in use are computers and telephone-related equipment. This type of hardware can have date-sensitive embedded technology which could have Year 2000 problems. Because of this exposure, the Company has reviewed its computer hardware and telephone systems, with assistance from the applicable vendors, and has upgraded, or replaced, or is in the process of replacing any equipment that will not properly process date-sensitive data in the Year 2000 or beyond.

                           PFL Life Insurance Company

                             (Dollars in thousands)

11. YEAR 2000 (UNAUDITED) (CONTINUED)

For the Company, a reasonably likely worst case scenario might include one or more of the Company's significant policyholder systems being non-compliant. Such an event could result in a material disruption of the Company's operations. Specifically, a number of the Company's operations could experience an interruption in the ability to collect and process premiums or deposits, process claim payments, accurately maintain policyholder information, accurately maintain accounting records, and/or perform adequate customer service. Should the worst case scenario occur, it could, dependent upon its duration, have a material impact on the Company's business and financial condition. Simple failures can be repaired and returned to production within a matter of hours with no material impact. Unanticipated failures with a longer service disruption period could have a more serious impact. For this reason, the Company is placing significant emphasis on risk management and Year 2000 business resumption contingency planning in 1999 by modifying its existing business resumption and disaster recovery plans to address potential Year 2000 issues.

The actions taken by management under the Year 2000 Project Plans are intended to significantly reduce the Company's risk of a material business interruption based on the Year 2000 issues. It should be noted that the Year 2000 computer problem, and its resolution, is complex and multifaceted, and any company's success cannot be conclusively known until the Year 2000 is reached. In spite of its efforts or results, the Company's ability to function unaffected to and through the Year 2000 may be adversely affected by actions (or failure to act) of third parties beyond our knowledge or control. It is anticipated that there may be problems that will have to be resolved in the ordinary course of business on and after the Year 2000. However, the Company does not believe that the problems will have a material adverse affect on the Company's operations or financial condition.

                           PFL Life Insurance Company

                       Summary of Investments - Other Than
                         Investments in Related Parties

                             (Dollars in thousands)

                                December 31, 1998

SCHEDULE I

                                                                                                AMOUNT AT WHICH
                                                                              MARKET             SHOWN IN THE
              TYPE OF INVESTMENT                           COST (1)           VALUE              BALANCE SHEET
-------------------------------------------------------------------------------------------------------------------
FIXED MATURITIES
Bonds:
   United States Government and government
     agencies and authorities                            $   926,370        $   943,313          $   926,370
   States, municipalities and political
     subdivisions                                            107,975            114,146              107,975
   Foreign governments                                        54,670             53,950               54,670
   Public utilities                                          139,732            142,230              139,732
   All other corporate bonds                               3,593,695          3,646,877            3,593,695
Redeemable preferred stock                                    14,754             14,738               14,754
                                                         ---------------------------------------------------
Total fixed maturities                                     4,837,196          4,915,254            4,837,196

EQUITY SECURITIES
Common stocks:
   Affiliated entities                                         8,060              5,613                5,613
   Banks, trust and insurance                                  5,935              7,193                7,193
   Industrial, miscellaneous and all other                    28,796             42,255               42,255
                                                         ---------------------------------------------------
Total equity securities                                       42,791             55,061               55,061

Mortgage loans on real estate                              1,012,433                               1,012,433
Real estate                                                   52,381                                  52,381
Real estate acquired in satisfaction of debt                  11,778                                  11,778
Policy loans                                                  60,058                                  60,058
Other long-term investments                                   76,482                                  76,482
Cash and short-term investments                               83,289                                  83,289
                                                         -----------                             -----------
Total investments                                         $6,176,408                              $6,188,678
                                                          ==========                              ==========

(1) Original cost of equity securities and, as to fixed maturities, original cost reduced by repayments and adjusted for amortization of premiums or accrual of discounts.

                            NET           BENEFITS, CLAIMS               OTHER
      PREMIUM           INVESTMENT           LOSSES AND                OPERATING            PREMIUMS
      REVENUE             INCOME*       SETTLEMENT EXPENSES            EXPENSES*             WRITTEN
-----------------------------------------------------------------------------------------------------------
    $   514,194         $  85,258           $   545,720                $  87,455         $           -
         68,963             8,004                48,144                   30,442                68,745
        111,547            11,426                82,690                   54,352               108,769
        667,920           342,296               592,085                  298,222                     -
------------------------------------------------------------------------------------------------------
     $1,362,624          $446,984            $1,268,639                 $470,471
======================================================================================================

    $   200,175         $  75,914           $   211,921                $  36,185         $           -
         63,548             5,934                37,706                   29,216                63,383
        146,694            11,888               103,581                   91,568               143,580
        657,695           352,688               571,434                  364,216                     -
------------------------------------------------------------------------------------------------------
     $1,068,112          $446,424           $   924,642                 $521,185
======================================================================================================

    $   202,082         $  66,538           $   197,526                $  38,067                     -
         55,871             5,263                32,903                   29,511             $  55,678
        174,781            12,877               105,459                  122,953               171,320
        725,966           343,659               800,121                  230,417
------------------------------------------------------------------------------------------------------
     $1,158,700          $428,337            $1,136,009                 $420,948
======================================================================================================

* Allocations of net investment income and other operating expenses are based on a number of assumptions and estimates, and the results would change if different methods were applied.

                           PFL Life Insurance Company

                       Supplementary Insurance Information
                             (Dollars in thousands)

SCHEDULE III

                                                      FUTURE POLICY                             POLICY AND
                                                       BENEFITS AND           UNEARNED           CONTRACT
                                                          EXPENSES            PREMIUMS          LIABILITIES
                                                      -----------------------------------------------------
YEAR ENDED DECEMBER 31, 1998
Individual life                                             $1,355,283      $        --            $  8,976
Individual health                                               94,294            9,631              12,123
Group life and health                                           93,405           10,298              36,908
Annuity                                                      3,925,293               --                  --
                                                      -----------------------------------------------------
                                                            $5,468,275          $19,929             $58,007
                                                      =====================================================

YEAR ENDED DECEMBER 31, 1997
Individual life                                            $   882,003      $        --            $  8,550
Individual health                                               62,033            9,207              12,821
Group life and health                                           88,211           11,892              44,977
Annuity                                                      4,204,125               --                  --
                                                      -----------------------------------------------------
                                                            $5,236,372          $21,099             $66,348
                                                      =====================================================

YEAR ENDED DECEMBER 31, 1996
Individual life                                            $   734,350      $        --            $  7,240
Individual health                                               39,219            8,680              13,631
Group life and health                                           78,418           14,702              53,486
Annuity                                                      4,408,419               --                  --
                                                      -----------------------------------------------------
                                                            $5,260,406          $23,382             $74,357
                                                      =====================================================

                           PFL Life Insurance Company

                                   Reinsurance
                             (Dollars in thousands)

SCHEDULE IV

                                                                    ASSUMED                          PERCENTAGE
                                                    CEDED TO          FROM                           OF AMOUNT
                                    GROSS             OTHER           OTHER             NET           ASSUMED
                                   AMOUNT           COMPANIES       COMPANIES          AMOUNT         TO NET
                               ----------------------------------------------------------------------------------
YEAR ENDED DECEMBER 31, 1998
Life insurance in force            $6,384,095        $438,590        $39,116         $5,984,621          .6%
                               ==================================================================================

Premiums:
   Individual life                $   515,164      $    3,692       $  2,366        $   513,838          .5%
   Individual health                   76,438           7,475             --             68,963          --
   Group life and health              255,848         144,301             --            111,547          --
   Annuity                            686,372          18,096             --            668,276          --
                               ----------------------------------------------------------------------------------
                                   $1,533,822        $173,564       $  2,366         $1,362,624          .2%
                               ==================================================================================

YEAR ENDED DECEMBER 31, 1997
Life insurance in force            $5,025,027        $420,519        $35,486         $4,639,994          .8%
                               ==================================================================================

Premiums:
   Individual life                $   201,691      $    3,554       $  2,038        $   200,175         1.0%
   Individual health                   73,593          10,045             --             63,548          --
   Group life and health              339,269         192,575             --            146,694          --
   Annuity                            697,893          40,198             --            657,695          --
                               ----------------------------------------------------------------------------------
                                   $1,312,446        $246,372       $  2,038         $1,068,112          .2%
                               ==================================================================================

YEAR ENDED DECEMBER 31, 1996
Life insurance in force            $4,863,416        $477,112        $30,685         $4,416,989          .7%
                               ==================================================================================

Premiums:
   Individual life                $   204,144      $    3,858       $  1,796        $   202,082          .9%
   Individual health                   68,699          12,828             --             55,871          --
   Group life and health              390,296         215,515             --            174,781          --
   Annuity                            794,311          68,345             --            725,966          --
                               ----------------------------------------------------------------------------------
                                   $1,457,450        $300,546       $  1,796         $1,158,700          .2%
                               ==================================================================================

                                    PART II.
                                OTHER INFORMATION

                           UNDERTAKING TO FILE REPORTS

         Subject to the terms and conditions of Section 15(d) of the Securities Exchange Act of 1934, the undersigned registrant hereby undertakes to file with the Securities and Exchange Commission such supplementary and periodic information, documents, and reports as may be prescribed by any rule or regulation of the Commission heretofore or hereafter duly adopted pursuant to authority conferred in that Section.

                 REPRESENTATION PURSUANT TO SECTION 26(e)(2)(A)

         PFL Life Insurance Company ("PFL LIFE") hereby represents that the fees and charges deducted under the Policies, in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by PFL Life.

                              RULE 484 UNDERTAKING

         Insofar as indemnification for liability arising under the Securities Act of 1933 (the "Act") may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel, the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                       CONTENTS OF REGISTRATION STATEMENT

This registration statement comprises the following papers and documents:

The facing sheet
The Prospectus, consisting of __ pages
The undertaking to file reports
Representation pursuant to Section 26(e)(2)(A)
The Rule 484 undertaking
The signatures

Written consent of the following persons:

         (a)      Roger Hallquist, Actuary
         (b)      John D. Cleavenger, Esq.
         (c)      Sutherland Asbill & Brennan LLP
         (d)      Ernst & Young LLP

The following exhibits:

1. The following exhibits correspond to those required by paragraph A to the instructions as to exhibits in Form N-8B-2:

         A.       (1)      Resolution of the Board of Directors of PFL Life
                           establishing PFL Variable Life Account A (the
                           "Separate Account") @

                  (2)      Not Applicable (Custody Agreement)

                  (3)      Distribution of Policies
                           (a)  Form of Principal Underwriting Agreement (1)
                           (b) Form of Broker-Dealer Supervision and Sales Agreement (1)

                  (4) Not Applicable (Agreements between PFL Life, the principal underwriter, or custodian other than those set forth above in A. (1), (2), and (3))

                  (5)      Specimen Flexible Premium Variable Life Insurance
                           Policy @
                           (a)      Waiver of Premium Benefit @
                           (b)      Waiver of Monthly Deduction @
                           (c)      Level One-Year Term Insurance @
                           (d) Additional Insured's Level One-Year Term Insurance @
                           (e)      Accidental Death Benefit @
                           (f)      Guaranteed Insurability Benefit @
                           (g)      Income Replacement Benefit @
                           (h)      Monthly Benefit @
                           (i)      Disability Income/Waiver of Premium Benefit
                                    Rider @
                           (j)      Children's Benefit Rider @

                  (6)      (a)      Certificate of Incorporation of PFL Life (2)
                           (b)      By-Laws of PFL Life (2)

                  (7) Not Applicable (Any insurance policy under a contract between the Separate Account and PFL Life)

                  (8)      (a)      Form of Participation Agreement regarding
                                    Janus Aspen Series (1)
                           (b)      Form of Participation Agreement regarding
                                    AIM Variable Insurance Funds, Inc. (1)
                           (c)      Form of Participation Agreement regarding
                                    Oppenheimer Variable Account Funds (1)
                           (d)      Form of Participation Agreement regarding
                                    Fidelity Variable Insurance Products
                                    Funds (1)

                  (9) Not Applicable (All other material contracts concerning the Separate Account)

                  (10) Application for Flexible Premium Variable Life Insurance Policy @

                  (11) Memorandum describing issuance, transfer and redemption procedures (1)

2. Opinion of Counsel as to the legality of the securities being registered (1)

3. Not Applicable (Financial statements omitted from the prospectus pursuant to Instruction 1(b) or (c) of Part I

4.       Not Applicable

5. Opinion and consent of Roger Hallquist as to actuarial matters pertaining to the securities being registered (1)

6.       Consent of Sutherland Asbill & Brennan LLP (1)

7.       Consent of Ernst & Young LLP (1)

8.       Powers of Attorney @


-------------------------------------------

@ Incorporated herein by reference to the initial registration statement on Form S-6 (File No. 333-87023) filed with the Securities and Exchange Commission on September 13, 1999.
(1)      Filed herewith.
(2) Incorporated herein by reference to Pre-Effective Amendment No. 2 to the Registration Statement on Form N-3 (File No. 333-36297) filed with the Securities and Exchange Commission on February 27, 1998.

                                   SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant, PFL Variable Life Account A, has duly caused this Registration Statement to be signed on its behalf by the undersigned thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the City of Cedar Rapids and State of Iowa on the 22th day of December, 1999.

(Seal)                                 PFL VARIABLE LIFE ACCOUNT A
------                                 ---------------------------
                                       (Registrant)

                                       PFL LIFE INSURANCE COMPANY
                                       --------------------------
                                       (Depositor)


/s/ JOHN D. CLEAVENGER*                /s/ JOHN D. CLEAVENGER*
------------------------               ----------------------------------
Craig D. Vermie                        William L. Busler
Vice President, Secretary              President, Chairman of the Board
General Counsel and Director           and Chief Executive Officer

As required by the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.


Signature and Title                      Date

/s/ JOHN D. CLEAVENGER*
-------------------------------
William L. Busler
President, Chairman of the Board,
Chief Executive Officer and President

/s/ JOHN D. CLEAVENGER*
-------------------------------
Patrick S. Baird
Senior Vice President and Director

/s/ JOHN D. CLEAVENGER*
-------------------------------
Craig D. Vermie
Vice President, Secretary,
General Counsel and Director

/s/ JOHN D. CLEAVENGER*
-------------------------------
Larry N. Norman
Executive Vice President and Director

/s/ JOHN D. CLEAVENGER*
-------------------------------
Douglas C. Kolsrud
Senior Vice President, Chief
Investment Officer, Corporate
Actuary and Director

/s/ JOHN D. CLEAVENGER*
-------------------------------
Robert J. Kontz
Vice President and Corporate Controller

/s/ JOHN D. CLEAVENGER*
-------------------------------
Brenda K. Clancy*
Vice President, Treasurer and
Financial Officer (Principal
Financial Officer)


* Signed by /s/ JOHN D. CLEAVENGER
            ----------------------
                as Attorney-in-Fact
                December 22, 1999

EXHIBIT INDEX

1.A.
                  (3)      Distribution of Policies
                           (a)  Form of Principal Underwriting Agreement
                           (b) Form of Broker-Dealer Supervision and Sales Agreement

                  (8)      (a)      Form of Participation Agreement regarding
                                    Janus Aspen Series
                           (b)      Form of Participation Agreement regarding
                                    AIM Variable Insurance Funds, Inc.
                           (c)      Form of Participation Agreement regarding
                                    Oppenheimer Variable Account Funds
                           (d)      Form of Participation Agreement regarding
                                    Fidelity Variable Insurance Products
                                    Funds

                  (11) Memorandum describing issuance, transfer and redemption procedures

2. Opinion of Counsel as to the legality of the securities being registered

5. Opinion and consent of Roger Hallquist as to actuarial matters pertaining to the securities being registered

6.       Consent of Sutherland Asbill & Brennan LLP

7.       Consent of Ernst & Young LLP